    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 7, 2000



                                                      REGISTRATION NO. 333-93033

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                 ABIOMED, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           04-2743260
  (STATE OR OTHER JURISDICTION OF INCORPORATION            (I.R.S. EMPLOYER IDENTIFICATION NO.)
                 OR ORGANIZATION)

                            ------------------------

                              22 CHERRY HILL DRIVE
                          DANVERS, MASSACHUSETTS 01923
                                 (978) 777-5410
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                             DR. DAVID M. LEDERMAN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 ABIOMED, INC.
                              22 CHERRY HILL DRIVE
                          DANVERS, MASSACHUSETTS 01923
                                 (978) 777-5410
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

             PETER M. ROSENBLUM, ESQ.                             WILLIAM T. WHELAN, ESQ.
              FOLEY, HOAG & ELIOT LLP               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
              ONE POST OFFICE SQUARE                               ONE FINANCIAL CENTER
            BOSTON, MASSACHUSETTS 02109                         BOSTON, MASSACHUSETTS 02111
                  (617) 832-1000                                      (617) 542-6000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /


    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /


    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /
-------------- .


    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


-------------- .



    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed without notice. ABIOMED may not sell these securities until the registration statement filed with the
Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and ABIOMED is not soliciting offers to buy these securities, in any state where the offer or sale of these securities is not permitted.

PROSPECTUS (Not Complete)
Issued February 7, 2000


                                1,500,000 SHARES

                                     [LOGO]


                                  COMMON STOCK


                                ----------------

    ABIOMED, Inc. is offering 1,500,000 shares of common stock in a firmly underwritten offering.

                            ------------------------


    The common stock is listed on the Nasdaq National Market under the symbol "ABMD." On February 4, 2000, the last reported sale price of the common stock on the Nasdaq National Market was $55 1/8 per share.


                            ------------------------

    INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                             ---------------------

                                                            Per Share   Total
                                                            ---------   -----
Offering Price............................................  $           $
Discounts and Commissions to Underwriters.................  $           $
Offering Proceeds to ABIOMED..............................  $           $

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    ABIOMED and one stockholder of ABIOMED have granted the underwriters a 30-day option to purchase up to an additional 225,000 shares of common stock to cover any over-allotments. Banc of America Securities LLC expects to deliver the
shares of common stock to investors on              , 2000.

BANC OF AMERICA SECURITIES LLC                              SALOMON SMITH BARNEY

                                ----------------

                                          , 2000

                       INSIDE FRONT COVER ART DESCRIPTIONS

                    ABIOCOR-TM- IMPLANTABLE REPLACEMENT HEART




    [Illustration of certain components of the AbioCor system positioned on photograph of woman appears here.]


     Illustration of implantable and patient-worn components of the AbioCor Implantable Replacement Heart.


    [Photograph of AbioCor next to diseased human heart appears here.]


    Photograph of a clinically configured AbioCor and diseased human heart to illustrate approximate sizes.


    [Photograph of implantable components of the AbioCor appears here.]


    Photograph of implantable AbioCor components.


    THE ABIOCOR IS IN A PRE-CLINICAL STAGE OF DEVELOPMENT AND IS NOT APPROVED FOR SALE OR CLINICAL USE IN ANY COUNTRY. REGULATORY APPROVAL AND
COMMERCIALIZATION ARE SUBJECT TO NUMEROUS UNCERTAINTIES AND RISKS. SEE "RISK FACTORS."

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      4
Risk Factors................................................      6
Use of Proceeds.............................................     17
Dividend Policy.............................................     17
Price Range of Common Stock.................................     17
Capitalization..............................................     18
Selected Consolidated Financial Data........................     19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     20
Business....................................................     27
Management..................................................     52
Principal Stockholders......................................     56
Description of Capital Stock................................     57
Underwriting................................................     60
Legal Matters...............................................     62
Experts.....................................................     62
Where You Can Find More Information.........................     62
Index to Consolidated Financial Statements..................    F-1

                           FORWARD LOOKING STATEMENTS

    This prospectus, including the documents incorporated by reference in this prospectus, includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements in these documents include, but are not necessarily limited to, those relating to:

    - our plans to commence initial clinical trials of the AbioCor Implantable Replacement Heart by the end of the year 2000;

    - our intention to expand the market for our BVS-5000 product;

    - our ability to obtain and maintain regulatory approval of our products in the U.S. and internationally;

    - the other competing therapies that may in the future be available to heart failure patients;

    - our plans to develop and market new products; and

    - our ability to carry out our strategy.

    Factors that could cause actual results or conditions to differ from those anticipated by these and other forward-looking statements include those more fully described in the "Risk Factors" section and elsewhere in this prospectus. We are not obligated to update or revise these forward-looking statements to reflect new events or circumstances.
                            ------------------------

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION AND OUR FINANCIAL STATEMENTS AND THE RELATED NOTES CONTAINED HEREIN. UNLESS OTHERWISE INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS WILL NOT EXERCISE THEIR OVER-ALLOTMENT OPTION.

                                 ABIOMED, INC.

    ABIOMED is a leading developer, manufacturer and marketer of medical products designed to safely and effectively assist or replace the pumping function of the failing heart. Based on technology that has been developed and refined over a period of approximately three decades, we have been developing and are preparing to enter human clinical trials for the AbioCor Implantable Replacement Heart, a battery-powered totally implantable replacement heart system, which we believe will be the first such device for end-stage heart failure patients. We currently manufacture and sell the BVS-5000, a temporary heart assist device, for the treatment of all patients with failing but potentially recoverable hearts. We are also engaged in research and development relating to other devices to support the pumping function of the heart.

    Heart disease is the number one cause of death in the U.S. In 1996, approximately 20 million people in the U.S. were afflicted with heart disease, resulting in over 700,000 deaths. While a number of therapies exist for the treatment of patients in early stages of heart disease, limited therapies exist today for most patients with severe heart failure.

    The AbioCor is intended as a replacement device that will replace a patient's diseased heart and take over its blood pumping function. It is designed for use by patients with irreparably damaged hearts who are at risk of imminent death due to heart disease, but whose other vital organs remain viable. We believe the AbioCor will provide a much-needed treatment option for approximately 125,000 patients per year in the U.S. for whom there is currently no effective therapy available. The AbioCor has reached an advanced stage of pre-clinical testing, including substantial laboratory and animal testing. We have selected surgical teams from five leading U.S. medical centers to perform initial human clinical trials. To date, we have invested more than $40 million in the development of the AbioCor and, subject to completing final testing and securing regulatory approvals, we expect to commence clinical trials for the AbioCor for certain patient populations by the end of the year 2000. We anticipate that we will sell AbioCor systems, if and when approved by applicable U.S. and international regulatory authorities, for approximately $75,000 to $100,000 each, subject to the establishment of reimbursement levels by third-party payors.


    The BVS is a "bridge-to-recovery" device that can temporarily assume the full pumping function of the heart for patients with potentially reversible heart failure. In 1992, the BVS became the first heart assist device capable of providing full circulatory support to be approved by the the U.S. Food and Drug Administration, known as the FDA. Since fiscal 1995, the BVS has been a profitable product line. The BVS is the most widely used FDA-approved temporary heart assist device. To date it has been used to support over 3,500 patients at over 500 medical centers worldwide. We are pursuing several strategies to continue the growth of the BVS product line, including implementing new market strategies, developing new products and seeking to expand the indications for which the BVS may be used. We believe our experience in developing, manufacturing and selling the BVS will provide us with a competitive advantage in commercializing the AbioCor, as well as other future products.


    Our focused research and development related to the AbioCor and the BVS has provided us with the proprietary technology, know-how and experience to develop additional products. We believe we are the only company in the world with expertise in the full range of technology to support the pumping function of the heart. We seek to be first to market with high-quality, easy-to-use and cost-effective technologies for heart failure patients who currently lack adequate therapies.

                                  THE OFFERING


Common stock offered by ABIOMED..............  1,500,000 shares

Common stock outstanding after the             10,210,091 shares
  offering...................................

Use of Proceeds..............................  For funding of clinical trials for the
                                               AbioCor, continued research and development,
                                               expansion of manufacturing capabilities,
                                               international sales and marketing and other
                                               general corporate purposes, including
                                               possible acquisitions. See "Use of Proceeds."

Nasdaq National Market Symbol................  ABMD



    The common stock to be outstanding after this offering is based on 8,710,091 shares of common stock outstanding as of February 1, 2000 and excludes 1,308,986 shares of common stock reserved for issuance upon the exercise of outstanding stock options at a weighted average exercise price of $11.82 per share. See "Capitalization" and Note 7 to Consolidated Financial Statements.


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    You should read the following summary consolidated financial data in conjunction with our financial statements and accompanying notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.


                                                                                                              NINE MONTHS ENDED
                                                                  FISCAL YEAR ENDED MARCH 31,                    DECEMBER 31,
                                                      ----------------------------------------------------   --------------------
                                                        1995       1996       1997       1998       1999       1998        1999
                                                      --------   --------   --------   --------   --------   --------    --------
STATEMENT OF OPERATIONS DATA:
Total revenues......................................  $ 8,729    $11,601    $15,023    $22,446    $22,090    $15,897     $16,463
Total costs and expenses............................    9,176     11,463     14,282     24,647     29,994     22,173      24,455
Income (loss) from operations.......................     (447)       138        741     (2,201)    (7,904)    (6,276)     (7,992)
Income (loss) from continuing operations............        2        666      1,276       (995)    (6,712)    (5,331)     (7,384)
Loss from discontinued operations...................     (354)      (175)      (541)    (1,513)        --         --          --
Net income (loss)...................................  $  (352)   $   491    $   735    $(2,508)   $(6,712)   $(5,331)    $(7,384)
                                                      =======    =======    =======    =======    =======    =======     =======
Income (loss) from continuing operations per diluted
  share.............................................  $  0.00    $  0.10    $  0.18    $ (0.12)   $ (0.78)   $ (0.62)    $ (0.85)
Loss from discontinued operations per diluted
  share.............................................    (0.05)     (0.03)     (0.08)     (0.19)        --         --          --
                                                      -------    -------    -------    -------    -------    -------     -------
Net income (loss) per diluted share.................  $ (0.05)   $  0.07    $  0.10    $ (0.31)   $ (0.78)   $ (0.62)    $ (0.85)
                                                      =======    =======    =======    =======    =======    =======     =======
Weighted average diluted shares outstanding.........    6,512      6,995      7,162      8,074      8,619      8,611       8,661
                                                      =======    =======    =======    =======    =======    =======     =======



                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............   $12,711      $ 89,937
Working capital.............................................    16,383        93,609
Total assets................................................    28,019       105,245
Long-term liabilities.......................................       512           512
Stockholders' equity........................................    20,239        97,465



    The balance sheet data as of December 31, 1999 is adjusted to reflect our sale of 1,500,000 shares of common stock under this prospectus at an assumed public offering price of $55.125 per share and the application of the net proceeds, after deducting the estimated fees of the underwriters and estimated offering expenses payable by ABIOMED. See "Use of Proceeds" and "Capitalization."


    We are a Delaware corporation. Our principal offices are located at 22 Cherry Hill Drive, Danvers, Massachusetts 01923. Our telephone number is
(978) 777-5410 and our fax number is (978) 777-8411.

                                  RISK FACTORS

    THIS OFFERING AND AN INVESTMENT IN OUR COMMON STOCK INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CONSIDER EACH OF THE RISKS AND UNCERTAINTIES DESCRIBED IN THIS SECTION AND ALL OF THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS COULD BE SEVERELY HARMED BY ANY OF THE FOLLOWING RISKS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE IF ANY OF THESE RISKS AND UNCERTAINTIES DEVELOP INTO ACTUAL EVENTS. YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

    OUR FUTURE SUCCESS IS HEAVILY DEPENDENT ON DEVELOPMENT OF THE ABIOCOR. OUR DEVELOPMENT EFFORTS MAY NOT BE SUCCESSFUL.

    We are currently devoting our principal research and development and regulatory efforts, and significant financial resources, to the development of the AbioCor, an implantable replacement heart system. An implantable replacement heart is a complex medical device and has never been successfully developed or marketed by any company. The development of the AbioCor and other new products, including our AbioBooster and AbioVest heart assist products, presents enormous challenges in a variety of areas, many or all of which we may have difficulty in overcoming, including blood compatible surfaces, blood compatible flow, manufacturing techniques, pumping mechanisms, physiological control, energy transfer, anatomical fit and surgical techniques. For many years, we and other parties have been attempting to develop a heart replacement device, but, to date, none of these efforts has been successful. We cannot be sure that we will be successful in our development efforts, and in the event that we are unable to commercialize the AbioCor, our business and financial condition would be adversely affected.

    THE MARKETS FOR THE ABIOCOR AND OUR OTHER PRODUCTS UNDER DEVELOPMENT ARE
     UNPROVEN.

    Even if the AbioCor or any other of our products are successfully developed and approved by the FDA and corresponding foreign regulatory authorities, they may not enjoy commercial acceptance or success, which would adversely affect our business and results of operations. Several factors could limit our success, including:


    - our need to create a market for an implantable replacement heart, and possible limited market acceptance among physicians, medical centers, patients and third party payors;



    - the need for surgeons to develop or be trained in new surgical techniques to use our product effectively;



    - limitations on the number of patients who may have access to physicians and medical centers with adequate training, equipment and personnel to make use of our products;



    - limitations inherent in first generation devices, and the potential failure to develop successive improvements, including increases in service life, which would reduce the addressable market for the AbioCor;



    - the lifestyle limitations that patients will have to accept, including traveling with external batteries at all times and potentially avoiding activities such as air travel or diving that involve significant pressure changes;



    - the timing and amount of reimbursement for these products, if any, by third party payors;



    - the introduction by other companies of new treatments, products and technologies which compete with our products, and may reduce their market acceptance, or make them obsolete;

    - the reluctance, due to ethical considerations, of physicians, patients and society as a whole to accept medical devices that replace the heart; and



    - the reluctance of physicians, patients and society as a whole to accept the finite life and risk of mechanical failure of devices that replace the heart.


    The commercial success of the AbioCor and other heart assist products will require acceptance by cardiovascular surgeons and interventional and heart failure cardiologists, a limited number of whom significantly influence medical device selection and purchasing decisions. We may achieve our business objectives only if the AbioCor and our other products are accepted and recommended by leading physicians, which is likely to be based on a determination by these physicians that our products are safe, cost-effective and represent acceptable methods of treatment. Although we have developed relationships with leading cardiac surgeons and cardiologists, we cannot assure that these existing relationships and arrangements can be maintained or that new relationships will be established in support of the AbioCor and our other products. If cardiovascular surgeons and cardiologists do not consider our products to be adequate for the treatment of our target cardiac patient population or if a sufficient number of physicians recommend and use competing products, it would seriously harm our business.

    PRE-CLINICAL AND CLINICAL TESTING OF OUR NEW PRODUCTS WILL INVOLVE UNCERTAINTIES AND RISKS WHICH COULD DELAY OR PREVENT NEW PRODUCT INTRODUCTIONS, REQUIRE US TO INCUR SUBSTANTIAL ADDITIONAL COSTS OR RESULT IN OUR FAILURE TO BRING OUR PRODUCTS TO MARKET.

    Prior to commencing clinical trials of the AbioCor and our other products under development, we must perform pre-clinical tests which consist of demonstrating performance, durability and reliability through laboratory and animal studies. We could encounter significant delays or other setbacks in pre-clinical testing. Prior to obtaining regulatory approvals in the U.S. and other countries for the clinical testing in humans of the AbioCor and other products, we must demonstrate in pre-clinical testing that each product is safe and has the potential to be effective in humans for the intended duration of use. We are now conducting pre-clinical testing of the AbioCor. This testing may not be predictive of results that will be obtained in clinical trials. A number of companies in the medical industry have suffered delays, cost overruns and project terminations despite achieving promising results in pre-clinical testing. In the event that we suffer setbacks in the pre-clinical or clinical testing of the AbioCor or other heart assist products, these products may be delayed, require further funding, and possibly may not be brought to market.

    If we cannot demonstrate through clinical testing on humans that the AbioCor or other new products are safe and effective, we will not be able to obtain regulatory approvals in the U.S. or other countries for the commercial sale of these products. Delays, budget overruns, and project terminations are not uncommon even after promising pre-clinical and clinical trials of medical products. We intend to conduct clinical testing for the AbioCor and other heart assist products with critically ill patients, and these patients may die or suffer other adverse medical results for reasons which may or may not be related to the product being tested. Those outcomes could seriously delay the completion of clinical testing, as could the unavailability of suitable patients for clinical trials, both of which are outside our control. We cannot assure that the rate of patient enrollment in our clinical trials will be consistent with our expectations or be sufficient to allow us to complete our clinical trials for the AbioCor or our other products under development in a timely manner, if at all. Delays could defer the marketing and commercial sale of our products, require further funding, and possibly result in failure to bring the products to market.

    Development and testing of design changes to the AbioCor and other products under development is often extensive, expensive and time consuming. Some of the tests for our products may require months or years to perform, and we could be required to begin these tests again if we modify one of our products to correct a problem identified in testing. Even modest changes to certain components of our products can take months or years to complete and test. If results of pre-clinical or clinical testing of the AbioCor or other products under development indicate that design changes are required, such changes could cause serious delays that would adversely affect our results of operations.

    IF WE FAIL TO OBTAIN APPROVAL FROM THE FDA AND FROM FOREIGN REGULATORY AUTHORITIES, WE CANNOT MARKET AND SELL THE ABIOCOR OR OTHER NEW HEART ASSIST PRODUCTS IN THE U.S. AND IN OTHER COUNTRIES.

    Obtaining required regulatory approvals may take several years to complete and consume substantial capital resources. We cannot assure that the FDA or any other regulatory authority will act quickly or favorably on our requests for product approval, or that the FDA or any other regulatory authority will not require us to provide additional data that we do not currently anticipate in order to obtain product approvals. We cannot apply for FDA approval to market the AbioCor and our other products under development until the product successfully completes its pre-clinical and clinical trials. Several factors could prevent successful completion or cause significant delays of these trials, including an inability to enroll the required number of patients or failure to demonstrate adequately that the product is safe and effective for use in humans. If safety problems develop, the FDA could stop our trials before completion. In addition, we are planning to conduct phased clinical trials for the AbioCor tailored to specific patient populations with different life expectancies. If we are successful in obtaining FDA approvals for the AbioCor based on this phased approach, the initial approvals are likely to include conditions or limitations to particular indications that would limit the available market for these products. If we are not able to obtain regulatory approvals for use of the AbioCor or our other products under development, or if the patient populations for which they are approved are not sufficiently broad, the commercial success of these products could be limited.

    We intend to market the AbioCor and our other new products in international markets, including the European Union and Japan. We must obtain separate regulatory approvals in order to market our products in other jurisdictions. The approval process may differ among those jurisdictions and approval in the U.S. or in any other jurisdiction does not ensure approval in other jurisdictions. Obtaining foreign approvals could result in significant delays, difficulties and costs for us, and require additional trials and additional expense.

    IF WE OBTAIN REGULATORY APPROVAL OF OUR NEW PRODUCTS, THE PRODUCTS WILL BE SUBJECT TO CONTINUING REVIEW AND EXTENSIVE REGULATORY REQUIREMENTS, WHICH COULD AFFECT THE MANUFACTURING AND MARKETING OF OUR PRODUCTS.

    The FDA continues to review products even after they have received initial approval. If and when the FDA approves the AbioCor or our other products under development, the manufacture and marketing of these products will be subject to continuing regulation, including compliance with current Quality Systems Regulations and Good Manufacturing Practices, known as QSR/GMP, adverse event reporting requirements and prohibitions on promoting a product for unapproved uses.

    We will also be required to obtain additional approvals in the event we significantly modify the design of an approved product or the product's labeling or manufacturing process. Modifications of this type are common with new products, and we anticipate that the current first generation of the AbioCor will undergo a number of changes, refinements and improvements over time. For example, the current configuration of the AbioCor's thoracic unit, or "replacement heart," is sized for patients with relatively large chest cavities, and we anticipate that we will need to obtain regulatory approval of thoracic units of other sizes. If we are not able to obtain regulatory approval of modifications to our current and future products, the commercial success of these products would be limited.

    We and our third-party suppliers of product components are also subject to inspection and market surveillance by the FDA for QSR/GMP and other requirements. Enforcement actions resulting from failure to comply with government requirements could result in fines, suspensions of approvals, recalls of products, operating restrictions and criminal prosecutions, and affect the manufacture and marketing of our products. The FDA could withdraw a previously approved product from the market upon receipt of newly discovered information, including a failure to comply with regulatory requirements, the occurrence of unanticipated problems with products following approval, or other reasons, which could adversely affect our operating results.

    THE COST OF DEVELOPING AND MANUFACTURING THE ABIOCOR AND OUR OTHER PLANNED NEW PRODUCTS IS SUBSTANTIAL FOR A COMPANY OF OUR SIZE AND WILL EXERT A STRAIN ON OUR AVAILABLE RESOURCES.

    In recent years we have significantly increased our research and development expenditures for the AbioCor, and we expect that this trend will continue in the future. We will also need to make significant expenditures to begin to manufacture and market the AbioCor and our other planned new products in commercial quantities for sale in the U.S. and other countries, if and when we obtain regulatory approval to do so. We cannot be sure that our estimates of capital expenditures for the AbioCor and the development of our other new products will be accurate. We could have significant cost overruns, which could reduce our ability to commercialize our products. Any delay or inability to commercialize our products under development could adversely affect our business prospects and results of operations.


    WE DO NOT OPERATE AT A PROFIT AND DO NOT EXPECT TO BE PROFITABLE FOR SOME
     TIME.



    We had a net loss of $7.4 million for the nine months ended December 31, 1999 and a net loss of $6.7 million in fiscal 1999. We are committed to making large expenditures for the AbioCor and, to a lesser extent, other new products, in fiscal 2000 and subsequent fiscal years, which may result in losses in future periods. These expenditures include costs associated with performing pre-clinical and clinical trials for the AbioCor, continuing our research and development relating to the AbioCor and other new products, seeking regulatory approvals for the AbioCor and, if we receive these approvals, commencing commercial manufacturing and marketing of the AbioCor. The amount of these expenditures is difficult to forecast accurately, and cost overruns may occur. We plan to fund a portion of these expenditures from our limited existing financial resources, revenues from BVS sales, which are variable and uncertain, and development contracts, which may be terminated at any time by the government. We anticipate that we will also need to fund a substantial portion of these expenditures from other sources, such as the proceeds of this offering or other equity and debt financing. We cannot be sure that we will have the necessary funds to develop and commercialize our new products, or that additional funds will be available on commercially acceptable terms, if at all. In the event that we are unable to obtain the necessary funding to develop and commercialize our products, our business may be adversely affected.


    OUR OPERATING RESULTS MAY FLUCTUATE UNPREDICTABLY.

    Our annual and quarterly operating results have fluctuated historically and we expect these fluctuations to continue. Among the factors that may cause our operating results to fluctuate are:

    - costs we incur in developing and testing the AbioCor and other new products or product enhancements;

    - the timing of regulatory actions, such as product approvals or recalls;

    - costs we incur in anticipation of future sales, such as inventory purchases, expansion of manufacturing facilities, or establishment of international sales offices;

    - the timing of customer orders and deliveries, particularly of BVS consoles, which are priced significantly higher than the single-use BVS blood pumps;

    - competitive changes, such as price changes or new product introductions that we or our competitors may make;

    - the timing of government appropriations related to our research contracts and grants; and

    - economic conditions in the health care industry and the state of cost containment efforts, including reimbursement policies.

    We believe that period-to-period comparisons of our historical and future results will not necessarily be meaningful, and that investors should not rely on them as an indication of future performance. To the extent we experience the factors described above, our future operating results may not meet the expectations of securities analysts or investors from time to time, which may cause the market price of our common stock to decline.

    THE BVS PRODUCT LINE, OUR PRINCIPAL PRODUCT AND CURRENT PRIMARY SOURCE OF REVENUES, IS VULNERABLE TO COMPETITIVE PRESSURES, DISRUPTIONS IN SALES, CONTINUING REVIEW AND EXTENSIVE REGULATORY REQUIREMENTS.

    All of our product revenues to date have come from sales of the BVS line of products. We believe that we will continue to be dependent on our BVS product line for at least the next several years, unless and until we are able to successfully develop, obtain regulatory approval for and sell new products. In the event that a competitor were to introduce new treatments, products and technologies which compete with our products, add new features to their existing products or reduce their prices to make their products more financially attractive to customers, our revenue from our BVS products could decline. For example, in the event of the expansion of technologies which allow heart surgical procedures to be performed without stopping the heart, a reduction in the market for the BVS could potentially result. Further, the BVS is subject to stringent and continuing FDA and other regulatory requirements, including compliance with QSR/GMP, adverse event reporting, prohibitions on promoting the BVS for unapproved uses, and continued inspection and market surveillance by the FDA. If BVS products are recalled or otherwise withdrawn from the market, our revenues would likely decline, which would hurt our business. In addition, variations in the quantity and timing of sales of BVS consoles have a disproportionate effect on our revenues, because the price of the console is substantially greater than the price of our disposable blood pumps. If we cannot maintain and increase our revenues from our BVS product line, our overall business and financial condition could be adversely affected.


    Revenues from our BVS product line in the nine months ended December 31, 1999 increased by 4% from the comparable period in the preceding year, and in fiscal 1999 our BVS revenues increased by 5% from revenues in fiscal 1998. To maintain or increase revenues from sales of our BVS products, we may be required to adopt new sales and marketing strategies, some of which may require expending additional capital resources. The new strategies we may adopt include:


    - promoting increased use of the BVS by existing customers in order to increase disposable blood pump sales to those customers;

    - selling the BVS to smaller hospitals and medical centers in the U.S.;

    - regularly introducing enhancements to the BVS;

    - expanding sales of our BVS product line in international markets, some of which require separate regulatory approvals; and

    - seeking new categories of patients to support with the device.

    In the event that we are unsuccessful in carrying out these new strategies, our revenues may decline.

    WE MAY NOT BE SUCCESSFUL IN EXPANDING OUR SALES ACTIVITIES INTO INTERNATIONAL MARKETS.


    We are seeking to expand our international sales of the BVS and prepare for commercialization of the AbioCor by recruiting direct sales and support teams for selected countries in Europe and pursuing regulatory approval of the BVS in Japan. To date we have limited experience in selling the BVS internationally. In fiscal 1999, approximately 3%, and in the nine months ended December 31, 1999, approximately 4%, of our revenues from the BVS product line were derived from international sales. Our international operations will be subject to a number of risks, which may vary from the risks we experience in the U.S., including:


    - the need to obtain regulatory approvals in foreign countries before our products may be sold or used;

    - longer sales cycles;

    - dependence on local distributors;

    - limited protection of intellectual property rights;

    - difficulty in collecting accounts receivable;

    - fluctuations in the values of foreign currencies; and

    - political and economic instability.

    If we are unable to effectively expand our sales activities in international markets, our results of operations could be negatively impacted.

    WE DEPEND ON THIRD PARTY REIMBURSEMENT TO OUR CUSTOMERS FOR MARKET ACCEPTANCE OF OUR PRODUCTS. IF THIRD PARTY PAYORS FAIL TO PROVIDE APPROPRIATE LEVELS OF REIMBURSEMENT FOR PURCHASE AND USE OF OUR PRODUCTS, OUR PROFITABILITY WOULD BE ADVERSELY AFFECTED.

    Sales of medical products largely depend on the reimbursement of patients' medical expenses by government health care programs and private health insurers. The cost of our BVS system is substantial, and we anticipate that the cost of implanting the AbioCor in a patient will also be substantial. Without the financial support of the government or third party insurers, the market for our products will be limited. Medical products and devices incorporating new technologies are closely examined by governments and private insurers to determine whether the products and devices will be covered by reimbursement, and if so, the level of reimbursement which may apply. We cannot be sure that third party payors will reimburse sales of our products now under development, or enable us to sell them at profitable prices. We also cannot be sure that third party payors will continue the current level of reimbursement to physicians and medical centers for use of the BVS. Any reduction in the amount of this reimbursement could harm our business.

    The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided and paid for in the U.S. In the future, it is possible that the government may institute price controls and further limits on Medicare and Medicaid spending. These controls and limits could affect the payments we collect from sales of our products. Internationally, medical reimbursement systems vary significantly, with some medical centers having fixed budgets, regardless of levels of patient treatment, and other countries requiring application for, and approval of, government or third party reimbursement. Even if we succeed in bringing our new products to market, uncertainties regarding future health care policy, legislation and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at profitable prices.

    Prior to approving coverage for new medical devices, most third party payors require evidence that the product has received FDA approval, is not experimental, and is medically necessary for the specific patient. Increasingly, third party payors require evidence that the devices being used are cost-effective. The AbioCor and our other products under development may not meet these or future criteria, which could hurt our ability to market and sell these products.

    IF WE FAIL TO ACHIEVE AND MAINTAIN THE HIGH MANUFACTURING STANDARDS THAT OUR PRODUCTS REQUIRE OR IF WE ARE UNABLE TO DEVELOP ADDITIONAL MANUFACTURING CAPACITY, WE WILL NOT BE SUCCESSFUL.

    Our products require precise, high quality manufacturing. Our failure to achieve and maintain these high manufacturing standards, including the incidence of manufacturing errors, design defects or component failures, could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could seriously hurt our business. We have from time to time voluntarily recalled certain products. In particular, in fiscal 1997 we initiated a voluntary recall of BVS blood pumps when one of our outside suppliers manufactured a limited number of defective components. This recall disrupted our ability to fill orders from certain customers for a period of approximately eight months. Despite our very high manufacturing standards, we cannot completely eliminate the risk of errors, defects or failures. In addition, we are planning to move into a new manufacturing facility in 2000, and this move could disrupt manufacturing of our products. We cannot be certain that the products manufactured in the new facility will be manufactured at the same cost and quality as the BVS and AbioCor are currently being manufactured. In addition, we cannot be certain that we will be able to obtain ISO 9001 certification of our new facility or approval by regulatory authorities. If we are not able to manufacture the BVS in accordance with necessary quality standards, our business and results of operations may be negatively affected.

    The AbioCor involves even greater manufacturing complexities than our current product line. The AbioCor must be significantly more durable and meet different standards, which may be more difficult to achieve, than those which apply to our current product, the BVS. If we are unable to manufacture the AbioCor or other future products on a timely basis at acceptable quality and cost and in commercial quantities, or if we experience unanticipated technological problems or delays in production, our business will suffer.

    The manufacture of our products is and will continue to be complex and costly, requiring a number of separate processes and components. Achieving precision and quality control requires skill and diligence by our personnel. Further, to be successful, we believe we will need to increase our manufacturing capacity. We may experience difficulties in scaling up manufacturing of our new products, including problems related to product yields, quality control and assurance, component and service availability, adequacy of control policies and procedures, and lack of skilled personnel. If we cannot hire, train and retain enough experienced and capable scientific and technical workers, we may not be able to manufacture sufficient quantities of our current or future products at an acceptable cost and on time, which could limit market acceptance of our products or otherwise damage our business.

    IF OUR SUPPLIERS CANNOT PROVIDE THE COMPONENTS WE REQUIRE, OUR ABILITY TO MANUFACTURE OUR PRODUCTS COULD BE HARMED.

    We rely on third party suppliers to provide us with certain components used in the BVS, the AbioCor, and our other products under development. Relying on third party suppliers makes us vulnerable to component part failures and to interruptions in supply, either of which could impair our ability to conduct clinical tests or to ship our products to our customers on a timely basis. Using third party vendors makes it difficult and sometimes impossible for us to test fully certain components, such as components on circuit boards, maintain quality control, manage inventory and production schedules and control production costs. Vendor lead times to supply us with ordered components vary significantly and can exceed six months or more. Both now and as we expand our manufacturing capacity, we cannot be sure that our suppliers will furnish us with required components when we need them. These factors could make it more difficult for us to effectively and efficiently manufacture our products, and could adversely impact our results of operations.

    Some suppliers may be the only source for a particular component, which makes us vulnerable to cost increases and supply interruptions. Vendors may decide to limit or eliminate sales of certain products to the medical industry due to product liability or other concerns, and we might not be able to find a suitable replacement for those products. Manufacturers of our product components may be required to comply with FDA or other regulatory manufacturing regulations and to satisfy regulatory inspections in connection with the manufacture of the components. If we cannot obtain a necessary component, we may need to find, test and obtain regulatory approval for a replacement component, produce the component ourselves or redesign the related product, which would cause significant delay and could increase our manufacturing costs. Any of these events could adversely impact our results of operations.

    INTENSE COMPETITION COULD HARM OUR FINANCIAL PERFORMANCE.

    Intense competition, rapid technological change and evolving industry requirements and standards in the heart assist markets could decrease demand for our products or make them obsolete. Some of the companies, universities and research organizations developing competing products have greater resources and experience than we have. Our competitors could commence and complete clinical testing of their products, obtain regulatory approvals and begin commercial-scale manufacturing of their products faster than we are able to for our products. They could develop superior products or products of similar quality at the same or lower prices. In addition, our customers often have limited budgets. Consequently, our products compete against a broad range of medical devices and therapies for these limited funds. We cannot be sure that we will be able to compete effectively and successfully in the markets in which we participate.

    WE OWN PATENTS, TRADEMARKS, TRADE SECRETS, COPYRIGHTS AND OTHER INTELLECTUAL PROPERTY AND KNOW-HOW THAT WE BELIEVE GIVES US A COMPETITIVE ADVANTAGE. IF WE CANNOT PROTECT OUR INTELLECTUAL PROPERTY, COMPETITION COULD FORCE US TO LOWER OUR PRICES, WHICH COULD HURT OUR PROFITABILITY.

    Our intellectual property rights are and will continue to be a critical component of our success. A substantial portion of our intellectual property rights relating to the AbioCor and BVS is in the form of trade secrets, rather than patents. In order to preserve certain proprietary information as trade secrets, we are required to restrict disclosure of information intended to constitute trade secrets to third parties. We protect our trade secrets and proprietary knowledge in part through confidentiality agreements with employees, consultants and other parties. Certain of our consultants and third parties with whom we have business relationships may also provide services to other parties in the medical device industry, including companies, universities and research organizations that are developing competing products. In addition, some of our former employees may seek employment with, and become employed by, our competitors. We cannot assure that confidentiality agreements with our employees, consultants and third parties will not be breached, that we will have adequate remedies for any such breach, or that our trade secrets will not become known to or be independently developed by our competitors. The loss of trade secret protection for technologies or know-how relating to the AbioCor or the BVS could adversely affect our business prospects.

    Our business position will also depend in part on our ability to defend our existing and future patents and rights and conduct our business activities free of infringement claims by third parties. We intend to seek additional patents, but our pending and future patent applications may not be approved, may not give us a competitive advantage, and could be challenged by others. Patent proceedings in the U.S. and in other countries may be expensive and time consuming. In addition, patents issued by foreign countries may afford less protection than is available under U.S. patent law, and may not adequately protect our proprietary information. Our competitors may independently develop proprietary technologies and processes which are the same as or substantially equivalent to ours, or design around our patents.

    Companies in the medical device industry typically obtain patents and frequently engage in substantial intellectual property litigation. Our products and technologies could infringe on the rights of others. If a third party successfully asserts a claim for infringement against us, we may be liable for substantial damages, unable to sell products using that technology, or would have to seek a license or redesign the related product. These alternatives may be uneconomical or impossible. Patent litigation could be costly, result in product development delays, and divert the efforts and attention of management from our business.


    We have been defending a lawsuit that relates to a portion of the energy transmission technology used in the AbioCor. World Heart Corporation and Ottawa Heart Institute Research Corporation filed suit against us in Delaware in January 1998, seeking damages and injunctive relief because they contend that a component of the AbioCor infringes their intellectual property rights. On February 4, 2000, the trial of this suit concluded with the jury unanimously finding in our favor on all claims presented to it. The plaintiffs have stated that they intend to seek a new trial. If a new trial is granted and if we are not successful in the new trial, we may be required to use or develop alternate energy transmission technology, seek a license from a third party, or modify the design of the AbioCor. We may not be able to develop a reasonable alternative design on a timely, cost effective basis and we may not be able to obtain a license at reasonable cost or on a timely basis. In either case, our failure to win the lawsuit could hurt our ability to develop or market the AbioCor, which would adversely affect our business prospects.


    IF WE CANNOT ATTRACT AND RETAIN THE MANAGEMENT, SALES AND OTHER PERSONNEL WE NEED, WE WILL NOT BE SUCCESSFUL.

    We depend heavily on the contributions of the principal members of our technical, sales and support, regulatory and clinical, operating and administrative management and staff, many of whom would be difficult to replace. Competition for skilled and experienced management, scientific personnel and sales personnel in the medical devices industry is intense. If we lose the services of any of the principal members of our management and staff, or if we are unable to attract and retain qualified personnel in the future, especially scientific and sales personnel, our business could be adversely affected.

    We expect to grow rapidly if the AbioCor and our other products under development advance through the approval process. The expansion of personnel and facilities will strain our management and our financial and other resources. If we cannot manage this growth successfully, our business will likely suffer.

    PRODUCT LIABILITY CLAIMS COULD DAMAGE OUR REPUTATION AND HURT OUR FINANCIAL RESULTS.

    The clinical use of medical products, even after regulatory approval, pose an inherent risk of product liability. We maintain limited product liability insurance coverage, subject to deductibles and exclusions. We cannot be sure that product liability insurance will be available in the future or will be available on acceptable terms or at reasonable costs, or that such insurance will provide us with adequate coverage against potential liabilities. Claims against us, regardless of their merit or potential outcome, may also hurt our ability to obtain physician endorsement of our products or expand our business.

    Many patients using the BVS do not survive. There are many factors beyond our control that could result in patient death, including the condition of the patient prior to use of the product, the skill and reliability of physicians and hospital personnel using and monitoring the product, and product maintenance by customers. However, the failure of the BVS or other life support products we distribute for clinical test or sale could give rise to product liability claims and negative publicity.


    The risk of product liability claims could increase as we introduce new products like the AbioCor that are intended to support a patient until the end of life. The AbioCor will have a finite life and could cause unintended complications to other organs and may not be able to successfully support all patients. Its malfunction could give rise to product liability claims whether or not it has extended or improved the quality of the patient's life. We cannot be sure that we can obtain liability insurance to cover the BVS, the AbioCor or other new products at a reasonable cost, if at all. If we have to pay product liability claims in excess of our insurance coverage, our financial condition will be adversely affected.


    WE HAVE DEPENDED ON GOVERNMENT CONTRACTS TO SUPPORT A SIGNIFICANT PORTION OF OUR BASIC RESEARCH AND DEVELOPMENT. THIS FUNDING MAY NOT CONTINUE.


    We generally rely on external funding for a significant portion of our basic product research and development. The primary source of this external funding is government research contracts and grants. We have obtained this type of funding for the initial development of most of our current products and products under development. In particular, the National Heart, Lung and Blood Institute, or NHLBI, awarded us a four-year, $8.5 million extension to our AbioCor development contract in September 1996, and a five-year, $4.3 million contract for the development of the AbioBooster in September 1995. As of December 31, 1999, we had recognized all of the revenue under the AbioCor development contract and all but $0.8 million of the revenue under the AbioBooster contract. We have not determined whether we will seek additional government funding for the AbioCor or the AbioBooster, or new government funding for our other products under development. We cannot assure that any such funding will be available, if we decide to seek it.


    Funding for all our government research and development contracts is subject to government appropriation, and all of these contracts contain provisions which make them terminable at the convenience of the government. The government could terminate or reduce or delay the funding for any of our contracts at any time. In the event that we are not successful in obtaining any new government contracts or further extensions to existing research and development contracts, our financial results could be adversely affected.

    OUR RIGHTS DISTRIBUTION, CERTIFICATE OF INCORPORATION AND DELAWARE LAW COULD MAKE IT MORE DIFFICULT FOR A THIRD PARTY TO ACQUIRE US AND MAY PREVENT OUR STOCKHOLDERS FROM REALIZING A PREMIUM ON OUR STOCK.


    Our rights distribution and provisions of our certificate of incorporation and of the Delaware General Corporation Law may make it more difficult for a third party to acquire us, even if doing so would allow our stockholders to receive a premium over the prevailing market price of our stock. Our rights distribution and those provisions of our certificate of incorporation and Delaware law are intended to encourage potential acquirors to negotiate with us and allow our Board of Directors the opportunity to consider alternative proposals in the interest of maximizing stockholder value. However, such provisions may also discourage acquisition proposals or delay or prevent a change in control, which could negatively affect our stock price.


    THE MARKET VALUE OF OUR COMMON STOCK COULD VARY SIGNIFICANTLY, BASED ON MARKET PERCEPTIONS OF THE STATUS OF OUR DEVELOPMENT EFFORTS.

    The perception of securities analysts regarding our product development efforts could significantly affect our stock price. As a result, the market price of our common stock could change substantially when we or our competitors make product announcements, particularly announcements relating to the

AbioCor or competing products. Many factors affecting our stock price are industry related and beyond our control.

    IF WE MAKE ACQUISITIONS, WE COULD ENCOUNTER DIFFICULTIES THAT HARM OUR BUSINESS.

    We may acquire companies, products or technologies that we believe to be complementary to our business. If we do so, we may have difficulty integrating the acquired personnel, operations, products or technologies. These difficulties may disrupt our ongoing business, distract our management and employees and increase our expenses, which could hurt our business.

    FUTURE SALES OF OUR COMMON STOCK COULD ADVERSELY AFFECT OUR STOCK PRICE.


    Future sales of substantial amounts of our common stock in the public market, including the shares covered by this prospectus, or the perception that these sales could occur, could adversely affect the market price of our common stock. As of February 1, 2000, we had outstanding 8,710,091 shares of common stock, plus 1,308,986 shares of common stock reserved for issuance upon exercise of outstanding options. All of the outstanding shares of our common stock are freely saleable except shares held by our affiliates, which are subject to certain limitations on sales.


    OUR MANAGEMENT WILL HAVE BROAD DISCRETION AS TO THE USE OF PROCEEDS OF THIS OFFERING.

    Our management will have broad discretion as to how the net proceeds of this offering will be used. Investors will be relying on the judgment of management regarding the application of the proceeds of this offering. The results and effectiveness of the application of the proceeds are uncertain.

                                USE OF PROCEEDS


    We estimate that the net proceeds to us from the sale of the 1,500,000 shares of common stock we are offering with this prospectus will be approximately $77.2 million, assuming a public offering price of $55.125 per share and after deduction of the estimated underwriting discounts and commissions and estimated offering expenses paid by us. See "Underwriting."


    We expect to use the net proceeds from this offering for funding of clinical trials for the AbioCor, continued research and development, expansion of our manufacturing capabilities, international sales and marketing and other general corporate purposes, including possible strategic acquisitions of businesses, products or technologies complementary to our business. We do not have any commitments to make any such acquisitions and have not allocated a specific amount of the net proceeds for this purpose. Pending such uses, we plan to invest the net proceeds of the offering in short-term, interest-bearing investment-grade securities.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock and do not plan to pay any cash dividends in the foreseeable future. Our current policy is to retain all of our earnings to finance future growth.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on the Nasdaq National Market under the symbol "ABMD." The following table sets forth, for the periods indicated, the high and low sales prices per share of common stock, as reported by the Nasdaq National Market.


                                                                 High            Low
Fiscal Year Ended March 31, 1998                              ----------      ----------
    First Quarter...........................................  $16             $ 9 1/2
    Second Quarter..........................................   19              13 1/2
    Third Quarter...........................................   23 1/2          15 1/2
    Fourth Quarter..........................................   17 5/8          12 7/8

Fiscal Year Ended March 31, 1999

    First Quarter...........................................  $17 1/2         $13 3/16
    Second Quarter..........................................   15 1/2           8 1/4
    Third Quarter...........................................   11 3/8           7
    Fourth Quarter..........................................   13 3/8           8 1/4

Fiscal Year Ended March 31, 2000

    First Quarter...........................................  $18             $11 7/8
    Second Quarter..........................................   16 3/4          13
    Third Quarter...........................................   59 3/8          15 1/4
    Fourth Quarter (through February 4, 2000)...............   65              33 7/8



    The last reported sale price of the common stock on the Nasdaq National Market on February 4, 2000 was $55.125 per share. As of February 1, 2000, there were approximately 396 holders of record of our common stock, including multiple beneficial holders at depositories, banks and brokers listed as a single holder in the "street" name of each respective depository, bank or broker.

                                 CAPITALIZATION


    The following table sets forth our capitalization as of December 31, 1999, on an actual basis, and on an as adjusted basis to reflect the receipt of the estimated net proceeds from the sale of 1,500,000 shares of common stock being offered under this prospectus at an assumed public offering price of $55.125 per share, after deducting estimated fees of the underwriters and estimated offering expenses that we will pay.



    The number of shares issued and outstanding shown in the table below excludes 1,317,254 shares of common stock reserved for issuance upon the exercise of stock options outstanding as of December 31, 1999 at a weighted average exercise price of $11.82 per share. See Note 7 to Consolidated Financial Statements.



                                                              AS OF DECEMBER 31, 1999
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Long-term liabilities.......................................   $    512      $    512
Stockholders' equity:
  Class B Preferred Stock, $.01 par value, 1,000,000 shares
    authorized; no shares issued and outstanding............         --            --
  Common Stock, $.01 par value, 25,000,000 shares
    authorized; 8,703,873 shares issued and outstanding and
    10,203,873 shares issued and outstanding as adjusted....         87           102
  Additional paid-in capital................................     58,771       135,982
  Accumulated deficit.......................................    (38,619)      (38,619)
                                                               --------      --------
    Total stockholders' equity..............................     20,239        97,465
                                                               --------      --------
      Total capitalization..................................   $ 20,751      $ 97,977
                                                               ========      ========

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    We derived the consolidated statements of operations data for the fiscal years ended March 31, 1997, 1998 and 1999, and the consolidated balance sheet data as of March 31, 1998 and 1999, from the audited financial statements in this prospectus. Those financial statements were audited by Arthur Andersen LLP, independent public accountants. We derived the consolidated statement of operations data for the fiscal years ended March 31, 1995 and 1996, and the consolidated balance sheet data as of March 31, 1995, 1996 and 1997 from audited financial statements that are not included in this prospectus. We derived the consolidated statement of operations data for the nine months ended
December 31, 1998 and 1999, and the consolidated balance sheet data as of December 31, 1999 from unaudited financial statements included in this prospectus. These unaudited financial statements have been prepared on the same basis as the audited financial statements and, in our opinion, include all adjustments and reclassifications (consisting only of normal recurring adjustments and reclassifications) necessary to present fairly the financial condition and results of operations for the periods presented. The results for the nine months ended December 31, 1999 are not necessarily indicative of the results that may be expected for the full year. You should read this data in conjunction with the financial statements and accompanying notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus.



                                                                                                          NINE MONTHS
                                                                                                             ENDED
                                                           FISCAL YEAR ENDED MARCH 31,                   DECEMBER 31,
                                               ----------------------------------------------------   -------------------
                                                 1995       1996       1997       1998       1999       1998       1999
                                               --------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
Revenues:
  Products...................................   $6,392     $8,483    $10,872    $17,261    $18,079    $12,363    $12,810
  Contracts..................................    2,337      3,118      4,151      5,185      4,011      3,534      3,653
                                                ------     ------    -------    -------    -------    -------    -------
      Total revenues.........................    8,729     11,601     15,023     22,446     22,090     15,897     16,463
                                                ------     ------    -------    -------    -------    -------    -------
Costs and expenses:
  Cost of product revenues...................    2,881      3,234      4,427      6,502      6,772      4,701      4,083
  Research and development...................    2,464      3,178      3,773      9,091     13,450     10,632     11,438
  Selling, general and administrative........    3,831      5,051      6,082      9,054      9,772      6,840      8,934
                                                ------     ------    -------    -------    -------    -------    -------
      Total costs and expenses...............    9,176     11,463     14,282     24,647     29,994     22,173     24,455
                                                ------     ------    -------    -------    -------    -------    -------
Income (loss) from operations................     (447)       138        741     (2,201)    (7,904)    (6,276)    (7,992)
Interest and other income, net...............      449        528        535      1,206      1,192        945        608
                                                ------     ------    -------    -------    -------    -------    -------
Income (loss) from continuing operations.....   $    2     $  666    $ 1,276    $  (995)   $(6,712)   $(5,331)   $(7,384)
Loss from discontinued operations............     (354)      (175)      (541)    (1,513)        --         --         --
                                                ------     ------    -------    -------    -------    -------    -------
Net income (loss)............................   $ (352)    $  491    $   735    $(2,508)   $(6,712)   $(5,331)   $(7,384)
                                                ======     ======    =======    =======    =======    =======    =======
Income (loss) from continuing operations per
  diluted share..............................   $ 0.00     $ 0.10    $  0.18    $ (0.12)   $ (0.78)   $ (0.62)   $ (0.85)
Loss from discontinued operations per
  diluted share..............................    (0.05)     (0.03)     (0.08)     (0.19)        --         --         --
                                                ------     ------    -------    -------    -------    -------    -------
Net income (loss) per diluted share..........   $(0.05)    $ 0.07    $  0.10    $ (0.31)   $ (0.78)   $ (0.62)   $ (0.85)
                                                ======     ======    =======    =======    =======    =======    =======
Weighted average diluted shares
  outstanding................................    6,512      6,995      7,162      8,074      8,619      8,611      8,661
                                                ======     ======    =======    =======    =======    =======    =======



                                                                 AS OF MARCH 31,                      AS OF DECEMBER 31,
                                               ----------------------------------------------------   -------------------
                                                 1995       1996       1997       1998       1999            1999
                                               --------   --------   --------   --------   --------   -------------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities.................................  $ 4,491    $10,647    $ 9,361    $26,398    $18,181          $12,711
Working capital..............................    6,341     12,745     12,858     29,284     22,144           16,383
Long-term investments........................    6,533         --         --         --         --               --
Total assets.................................   14,631     16,066     18,373     38,755     32,982           28,019
Long-term liabilities........................       --         --         --         64        205              512
Stockholders' equity.........................   13,305     13,945     15,225     33,018     27,072           20,239


    For an explanation of the determination of the number of shares outstanding and per share data, see Note 1(h) to Consolidated Financial Statements. We did not declare or pay any cash dividends on our common stock during any of the periods presented.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    ALL STATEMENTS, TREND ANALYSIS AND OTHER INFORMATION CONTAINED IN THE FOLLOWING DISCUSSION RELATIVE TO MARKETS FOR OUR PRODUCTS AND TRENDS IN SALES, GROSS PROFIT AND ANTICIPATED EXPENSE LEVELS, AS WELL AS OTHER STATEMENTS, INCLUDING WORDS SUCH AS "MAY," "ANTICIPATE," "BELIEVE," "PLAN," "ESTIMATE," "EXPECT," AND "INTEND" AND OTHER SIMILAR EXPRESSIONS CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO BUSINESS AND ECONOMIC RISKS AND UNCERTAINTIES, AND OUR ACTUAL RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" AS WELL AS OTHER RISKS AND UNCERTAINTIES REFERENCED IN THIS PROSPECTUS.

OVERVIEW

    We are a leading developer, manufacturer and marketer of medical products designed to safely and effectively assist or replace the pumping function of the failing heart. We have been developing the AbioCor, a totally implantable, battery-powered, replacement heart which we believe will be the first such device for end-stage heart failure patients. We currently manufacture and sell the BVS, a temporary heart assist device which is the only device approved by the FDA as a bridge-to-recovery device for temporary treatment of all patients with failing but potentially recoverable hearts. Our operating results reflect the dual activities of commercial operations and investments in the research and development of new technologies.


    The BVS is a temporary heart assist device designed to assume the full pumping function of a patient's failing heart while allowing the heart to rest, heal and recover its function. The BVS consists of a pneumatic drive and control console, single-use external blood pumps and cannulae. All of our product revenues are currently derived from the BVS product line. BVS revenues are split between sales to new customers and reorders from existing customers. Following commercial introduction of the BVS in the U.S., our focus was on obtaining market share beginning with the largest medical centers. As of December 31, 1999, more than 450 medical centers in the U.S. had purchased the BVS, including over 70% of all major medical centers that perform more than 500 heart surgeries annually. While continuing to seek additional new customers for the BVS, we have shifted our focus to emphasize increasing usage and product reorders by existing customers. Product reorders currently represent approximately half of BVS product revenues. During fiscal 1999 and the nine months ended December 31, 1999, no single customer represented more than 5% of product revenues.


    Research and development is a significant portion of our operations. Our research and development efforts are focused on the development of new products, primarily related to heart assist and heart replacement, and the continued enhancement of the BVS and related technologies. Government contracts and grants have supported a portion of our research and development expenses in recent years. Our government-sponsored research and development contracts and grants generally provide for payment on a cost-plus-fixed-fee basis. We account for revenue under these contracts and grants as work is performed, provided the government has appropriated sufficient funds for the work. Revenues from contract research and development have fluctuated over the last three years and are dependent upon the availability of government contracts and grants to support our research and development efforts, the annual amount of funds that have been appropriated by the government, and the amount of work performed by us. At any time, the government can terminate, reduce or delay the funding for any of our contracts. In addition, we may not be successful in obtaining any new government contracts or further extensions to existing contracts.

    In fiscal 1998, we began using our own resources to fund the further development of the AbioCor in amounts significantly in excess of the funding provided under the $8.5 million, four-year, AbioCor development contract awarded to us from the NHLBI in 1996. We estimate that the development of the AbioCor, including conducting pre-clinical and clinical trials and obtaining regulatory approvals, will require us to provide substantial additional funding. In fiscal 1999, we incurred $9.7 million in total research and development spending directed at the AbioCor, including $7.7 million, or $0.89 per share, in excess of the amount appropriated under our AbioCor development contract. Excluding these research and development expenses, our income from continuing operations for fiscal 1999 would have been approximately $1.0 million or $0.11 per share.

RESULTS OF OPERATIONS

    The following table shows our statement of operations data expressed as a percentage of total revenues for the periods indicated:


                                                           FISCAL YEAR                   NINE MONTHS
                                                         ENDED MARCH 31,              ENDED DECEMBER 31,
                                                 --------------------------------    --------------------
                                                   1997        1998        1999        1998        1999
                                                 --------    --------    --------    --------    --------
Revenues:
  Products...................................      72.4%       76.9%       81.8%       77.8%       77.8%
  Contracts..................................      27.6        23.1        18.2        22.2        22.2
                                                  -----       -----       -----       -----       -----
    Total revenues...........................     100.0       100.0       100.0       100.0       100.0
                                                  -----       -----       -----       -----       -----
Costs and expenses:
  Cost of product revenues...................      29.5        29.0        30.7        29.6        24.8
  Research and development...................      25.1        40.5        60.9        66.9        69.5
  Selling, general and administrative........      40.5        40.3        44.2        43.0        54.2
                                                  -----       -----       -----       -----       -----
    Total costs and expenses.................      95.1       109.8       135.8       139.5       148.5
                                                  -----       -----       -----       -----       -----
Income (loss) from operations................       4.9        (9.8)      (35.8)      (39.5)      (48.5)
Interest and other income, net...............       3.6         5.4         5.4         6.0         3.6
                                                  -----       -----       -----       -----       -----
Income (loss) from continuing operations.....       8.5%       (4.4)%     (30.4)%     (33.5)      (44.9)
Loss from discontinued operations............      (3.6)       (6.7)         --          --          --
                                                  -----       -----       -----       -----       -----
Net income (loss)............................       4.9%      (11.2)%     (30.4)%     (33.5)%     (44.9)%
                                                  =====       =====       =====       =====       =====



NINE MONTHS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998



    PRODUCT REVENUES. Product revenues increased by $0.4 million, or 4%, to $12.8 million in the nine months ended December 31, 1999 from $12.4 million in the nine months ended December 31, 1998. The increase in product revenues was primarily attributable to increased unit sales and increased average selling prices of BVS disposable blood pumps sold to existing customers, and was partially offset by a reduction in unit sales of BVS systems sold to new customers. We believe that the increase in reorder sales of blood pumps and the decline in sales of BVS systems to new customers was largely a result of a decision made at the beginning of the current fiscal year to shift the focus of certain of our sales representatives from sales to new customers to increased support of existing customers in an effort to increase reorders of higher margin BVS blood pumps. Reorder unit sales of BVS blood pumps increased by 12% during the nine months ended December 31, 1999 as compared to the same period of the prior year. Domestic sales accounted for 96% of total product revenue during both the nine months ended December 31, 1999 and 1998.



    CONTRACT REVENUES. Contract revenues increased by $0.2 million, or 3%, to $3.7 million in the nine months ended December 31, 1999 from $3.5 million in the nine months ended December 31, 1998. Approximately $1.8 million of the contract revenues recognized in both periods were derived from our AbioCor government contract. The remaining contract revenues recorded were primarily derived from our AbioBooster government contract and other government grants.



    We account for contract revenues under our government contracts and grants as work is performed, provided that the government has appropriated sufficient funds for the work. Through December 31, 1999, the government had appropriated all of the $8.5 million AbioCor contract amount, including the $1.8 million appropriated and recognized as contract revenues during the quarter ended June 30, 1999. No amount remained to be recognized under the AbioCor government contract as of December 31, 1999.



    As of December 31, 1999, our total backlog of research and development contracts and grants was $2.0 million, including $0.8 million for AbioBooster research and development. All of these contracts and grants contain provisions that make them terminable at the convenience of the government. ABIOMED retains rights to all technological discoveries and products resulting from these efforts.



    COST OF PRODUCT REVENUES. Cost of product revenues as a percentage of product revenues decreased to 32% in the nine months ended December 31, 1999 from 38% in the nine months ended December 31, 1998. The majority of this decrease in cost of product revenues as a percentage of product revenues was attributable to higher average selling prices for BVS blood pumps during the nine months ended December 31, 1999 as compared to the same period of the prior year and to an increase in the proportion of higher margin BVS blood pumps sold relative to lower margin BVS console sales.



    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $0.8 million, or 8%, to $11.4 million in the nine months ended December 31, 1999, from $10.6 million in the nine months ended December 31, 1998. Research and development expenses were 70% of total revenues for the nine months ended December 31, 1999 and 67% of total revenues for the same period of the prior year. The increase in expenditures during the nine months ended December 31, 1999 was due primarily to increased spending for the AbioCor, new products and enhancements for the BVS product line and technologies under government contracts and grants. Research and development expenses during the nine months ended December 31, 1999 included $8.2 million of expenses incurred in connection with our development activities for the AbioCor, compared to $7.5 million for the same period of the prior year.



    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $2.1 million, or 31%, to $8.9 million in the nine months ended December 31, 1999, from $6.8 million in the nine months ended December 31, 1998. Expenditures increased to 54% of total revenues from 43% of total revenues in the same period a year earlier. This increase was primarily attributable to increased selling and marketing expenditures as a result of our implementing new programs designed to improve sales of our disposable blood pumps, and increased legal expenses.



    INTEREST AND OTHER INCOME. Interest and other income consists primarily of interest earned on our investment balances, net of interest and other expenses. Interest and other income decreased by $0.3 million, or 36%, to $0.6 million in the nine months ended December 31, 1999 from $0.9 million in the nine months ended December 31, 1998. This decrease was primarily due to lower average funds available for investment.



    NET LOSS. Net loss for the nine months ended December 31, 1999 was approximately $7.4 million, or $0.85 per diluted share. This compares to a net loss of approximately $5.3 million, or $0.62 per diluted share, for the nine months ended December 31, 1998. The losses for both nine-month periods are primarily attributable to development and pre-clinical testing costs associated with the AbioCor.

FISCAL YEARS ENDED MARCH 31, 1999 AND MARCH 31, 1998

    PRODUCT REVENUES. Product revenues increased by $0.8 million, or 5%, to $18.1 million in fiscal 1999 from $17.3 million in fiscal 1998. This increase in product revenues in fiscal 1999 was primarily attributable to a $1.2 million, or 8%, increase in domestic product revenues. This was derived primarily from increased average selling prices of BVS disposable blood pumps offset by a decrease in international product revenues of $0.4 million. Sales of blood pumps in fiscal 1998 included approximately $1.0 million of reorder pump revenues shipped from backlog. We generally operate with only a limited backlog. Without the effect of the shipment from backlog in 1998, our domestic product revenues increased by $1.8 million, or 16%, in fiscal 1999. Domestic unit sales of BVS blood pumps decreased in fiscal 1999 compared to fiscal 1998 without adjustment for the effect of this backlog but increased if the effect of the backlog is considered. Domestic product revenues included approximately $2.7 million from sales-type leases in fiscal 1999 and $1.3 million in fiscal 1998. International revenues represented 3% of product revenues in fiscal 1999 and 6% in fiscal 1998.

    CONTRACT REVENUES. Contract revenues decreased by $1.2 million, or 23%, to $4.0 million in fiscal 1999 from $5.2 million in fiscal 1998. This decrease in contract revenues in fiscal 1999 was primarily attributable to the level of government appropriation and work performed by us on Phase II of the AbioCor government contract. We account for contract revenues under our government contracts and grants as work is performed, provided that the government has appropriated sufficient funds for the work. Through March 31, 1999, the government had appropriated $6.7 million of the $8.5 million Phase II AbioCor development contract amount. During fiscal 1999, our expenditures under the AbioCor development contract exceeded the appropriated amount. As a result, in fiscal 1999, we recognized as contract revenues all of the remaining
$1.8 million of the $6.7 million appropriated under the AbioCor development contract and used $7.7 million of our own resources to fund AbioCor development.

    COST OF PRODUCT REVENUES. Cost of product revenues as a percentage of product revenues decreased to 37% in fiscal 1999 from 38% in fiscal 1998. The changes in cost of product revenues as a percentage of product revenues were primarily attributable to increased average selling prices and the mix of products sold.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $4.4 million, or 48%, to $13.5 million in fiscal 1999 from $9.1 million in fiscal 1998. This increase is primarily the result of increased expenditures for labor, materials, and professional services related to development and testing of the AbioCor and enhancements to the BVS. We anticipate that our research and development expenses will continue to be significant and may increase as a result of our plans to further develop and test the AbioCor, enhancements to the BVS and other potential new products.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $0.7 million, or 8%, to $9.8 million in fiscal 1999 from $9.1 million in fiscal 1998. The increase primarily reflected increased sales expenses, particularly increased personnel and sales commissions, related to the increase in product revenues, as well as additional administrative personnel and legal expenses.

    INTEREST AND OTHER INCOME. Interest and other income remained consistent at $1.2 million in both fiscal 1999 and fiscal 1998.

    DISCONTINUED OPERATIONS. Discontinued operations consist of the net revenues, costs and expenses of our dental subsidiary, ABIODENT. In fiscal 1998, we made the decision to shift all of our focus to our core cardiovascular business and to discontinue our dental business. The $1.5 million loss from discontinued operations for the year ended March 31, 1998 represents a loss from dental operations of $0.5 million, or $0.07 per diluted share, and an estimated loss on the disposal of the business, its assets and extinguishment of liabilities of $1.0 million, or $0.12 per diluted share. In fiscal 1999, we incurred costs associated with the discontinuance of operations of $0.4 million, and wrote off remaining net assets totaling
$0.3 million. As of March 31, 1999, a reserve of approximately $0.2 million remains as a contingency against additional costs associated with the discontinuation of the dental business.


    NET LOSS. Net loss for fiscal 1999 was approximately $6.7 million, or $0.78 per diluted share. This compares to a net loss of approximately $2.5 million, or $0.31 per diluted share, for fiscal 1998. The losses for both years are primarily attributable to development and pre-clinical testing costs associated with the AbioCor.


FISCAL YEARS ENDED MARCH 31, 1998 AND MARCH 31, 1997

    PRODUCT REVENUES. Product revenues increased by $6.4 million, or 59%, to $17.3 million in fiscal 1998 from $10.9 million in fiscal 1997. This increase in product revenues in fiscal 1998 was primarily attributable to growing U.S. unit sales of BVS single-use products, including increased blood pump reorders, growing U.S. unit sales of BVS consoles and to increased average selling prices of the BVS single-use products and BVS consoles. The majority of our product revenues in fiscal 1998 and 1997 has been to U.S. customers. International product revenues represented 6% of total product revenues in fiscal 1998 and 7% in fiscal 1997.

    CONTRACT REVENUES. Contract revenues increased by $1.0 million, or 25%, to $5.2 million in fiscal 1998 from $4.2 million in fiscal 1997. This increase in contract revenues in fiscal 1998 primarily reflected increased activity under the AbioCor government contract. Through March 31, 1998, the government had appropriated $4.9 million of the $8.5 million Phase II AbioCor contract amount. During fiscal 1998, our expenditures under the AbioCor contract exceeded the appropriated amount. As a result, in fiscal 1998, we recognized as contract revenues all of the remaining $3.2 million of the $4.9 million appropriated under the AbioCor contract and used $4.3 million of our own resources to fund AbioCor development.

    COST OF PRODUCT REVENUES. Cost of product revenues as a percentage of product revenues decreased to 38% in fiscal 1998 from 41% in fiscal 1997. The changes in cost of product revenues as a percentage of product revenues were primarily attributable to the mix of products sold with a higher proportion of product revenues derived from BVS blood pumps in fiscal 1998 as compared to fiscal 1997. The higher fiscal 1997 cost of product revenues as a percentage of product revenues also included costs related to the Company's voluntary recall in fiscal 1997 of certain production lots of disposable BVS blood pumps.

    RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses increased by $5.3 million, or 141%, to $9.1 million in fiscal 1998 from $3.8 million in fiscal 1997. This increase primarily reflected a higher level of development activity related to the AbioCor.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $3.0 million, or 49%, to $9.1 million in fiscal 1998 from $6.1 million in fiscal 1997. This increase primarily reflected increased sales expenses, particularly increased personnel and sales commissions, related to the increase in product revenues, as well as additional administrative personnel and legal expenses.

    INTEREST AND OTHER INCOME. Interest and other income increased by $0.7 million, or 125%, to $1.2 million in fiscal 1998 from $0.5 million in fiscal 1997. This increase primarily reflects the Company's higher average investment balances.


    NET LOSS. Net loss for fiscal 1998 was approximately $2.5 million, or $0.31 per diluted share. This compares to net income of approximately $0.7 million, or $0.10 per diluted share, for fiscal 1997. The loss for fiscal 1998 was primarily attributable to research and development costs associated with the AbioCor.



LIQUIDITY AND CAPITAL RESOURCES



    We have supported our operations primarily with net revenues from sales of our BVS product line, government contracts and proceeds from our equity financings. As of December 31, 1999, our cash, cash equivalents and marketable securities total $12.7 million. We also have a $3 million line of credit from a bank that expires on October 13, 2000, which bears interest at the bank's prime rate (8.5% at December 31, 1999), and a term loan facility from the same bank, which also bears interest at the bank's prime rate, that permits us to borrow up to $1.2 million through March 31, 2000 for the acquisition of manufacturing equipment and leasehold improvements. As of December 31, 1999, the entire line of credit line was available and approximately $1.0 million was available under the term loan facility.



    During the nine months ended December 31, 1999, operating activities used $5.4 million of cash. Net cash used by operating activities during this period resulted primarily from a net loss of $7.4 million and increases in accounts receivable and inventory of $0.4 million and $0.7 million, respectively. These uses of cash were partially offset by increases in accounts payable and accrued expenses of $1.4 million and non-cash charges for depreciation and amortization of $1.7 million included in the net loss.



    During fiscal 1999, operating activities used $7.4 million of cash. Net cash used by operating activities in fiscal 1999 reflected a net loss of $6.7 million, including depreciation and amortization expense of $1.4 million, an increase in accounts receivable of approximately $1.1 million, increases in inventory, prepaid expenses and other current assets of approximately $0.6 million each, and a decrease in accounts payable of approximately $1.2 million. These uses of cash were partially offset by an increase in accrued expenses of approximately $1.9 million. The increase in accounts receivable was primarily attributable to increased revenues and extended collection periods for certain accounts. The increase in inventory reflects increased production levels and our decision to increase inventory levels for certain products and component parts. The decrease in accounts payable was primarily attributable to the timing of purchases of direct material and capital equipment for manufacturing, research and development. The increase in accrued expenses reflects timing of payments and increased operating activity throughout ABIOMED, including increased size of payroll and payroll related costs.



    During the nine months ended December 31, 1999, investing activities provided $0.4 million of cash. Approximately $1.2 million in cash provided from the sale of short-term marketable securities, net of purchases of similar securities, was partially offset by purchases of capital equipment and expenditures for leasehold improvements of $0.8 million. We also acquired an additional $0.2 million in capital equipment by entering into a capital lease during this period. In fiscal 1999, we entered into an operating lease for 80,000 square feet of space in a building located within the same industrial park as our current facilities. During the nine months ended December 31, 1999, we entered into 36-month operating leases for an additional $0.7 million in capital purchases of office furniture to be used in this new facility. Our purpose for this new facility is to consolidate our operations and to expand our manufacturing and research and development. We began occupying this facility in fiscal 2000, and we expect to complete our phased move into this facility in fiscal 2001. We anticipate that we will incur additional costs of approximately $0.8 million for improvements to this new facility, including costs to construct and qualify manufacturing clean rooms for our existing products and for our products under development.



    During fiscal 1999, investing activities provided $13.3 million of cash. Net cash provided by investing activities included $14.8 million of sales of short-term marketable securities, net of short-term marketable securities purchased during the year, and $1.6 million of purchases and improvements of property and equipment.



    During the nine months ended December 31, 1999, financing activities provided $0.8 million of cash, including $0.6 million from the exercise of stock options and stock issued under the employee stock purchase plan and $0.2 million from the issuance of bank term notes.



    Income taxes incurred during each of the periods presented were not material, and we continue to have significant net tax operating loss and tax credit carryforwards.



    We believe that the net proceeds of this offering, together with our existing resources and our revenue from government contracts and product sales, will be sufficient to fund our planned operations, including the planned increases in our internally funded AbioCor and new BVS development and product extension efforts, for the foreseeable future. However, we may require significant additional funds in order to complete the development, conduct clinical trials, and achieve regulatory approvals of the AbioCor and other products under development over the next several years. We may also need additional funds for possible future strategic acquisitions of businesses, products or technologies complementary to our business. If additional funds are required, we may raise such funds from time to time through public or private sales of equity or from borrowings.



YEAR 2000 READINESS DISCLOSURE



    As of the date of this filing, we have not incurred any significant business disruptions as a result of year 2000 issues. However, while no such occurrence has developed, year 2000 issues that may arise related to key suppliers and service providers may not become apparent immediately. We have received assurances of year 2000 compliance from key suppliers and have increased safety stocks of materials inventory where a prolonged loss of materials deliveries would have an adverse impact on our business, financial condition and results of operations. We have also received assurances from key service providers such as financial institutions, our payroll service provider and our retirement plan administrator as to their year 2000 readiness. We can provide no assurance that we will not be adversely affected by these suppliers and service providers due to noncompliance in the future.

                                    BUSINESS

OVERVIEW

    ABIOMED is a leading developer, manufacturer and marketer of medical products designed to safely and effectively assist or replace the pumping function of the failing heart. Based on technology that has been developed and refined over a period of approximately three decades, we have been developing and are preparing to enter human clinical trials for the AbioCor Implantable Replacement Heart, a battery-powered totally implantable replacement heart system, which we believe will be the first such device for end-stage heart failure patients. We currently manufacture and sell the BVS-5000, a temporary heart assist device, which is the only device approved by the U.S. Food and Drug Administration, known as the FDA, for the temporary treatment of all patients with failing but potentially recoverable hearts. We are also engaged in research and development relating to other devices to support the pumping function of the heart.

    The AbioCor is intended as a replacement device that will replace a patient's diseased heart and take over its blood pumping function. It is designed for use by patients with irreparably damaged hearts who are at risk of imminent death due to heart disease, but whose other vital organs remain viable. We believe the AbioCor will provide a much-needed treatment option for approximately 125,000 patients per year in the U.S. for whom there is currently no effective therapy available. The AbioCor has reached an advanced stage of pre-clinical testing, including substantial laboratory and animal testing. We have selected surgical teams from five leading U.S. medical centers to perform initial human clinical trials. Subject to completing final testing and securing regulatory approvals, we expect to commence clinical trials for the AbioCor for certain patient populations by the end of the year 2000. We anticipate that we will sell AbioCor systems, if and when approved by applicable U.S. and international regulatory authorities, for approximately $75,000 to $100,000 each, subject to the establishment of reimbursement levels by third-party payors.

    We are committed to the clinical introduction of the AbioCor and, to date, we have invested more than $40 million in its development, including over $20 million in funding from the National Heart, Lung and Blood Institute. In 1997, we decided that the design of the AbioCor demonstrated sufficient functionality and operational performance, through laboratory and animal studies, to warrant accelerated development efforts to bring the product to market.


    The BVS is a "bridge-to-recovery" device that can temporarily assume the full pumping function of the heart for patients with potentially reversible heart failure. In 1992, the BVS became the first heart assist device capable of providing full circulatory support to be approved by the FDA. The BVS is the most widely used FDA-approved temporary heart assist device, and to date has been used to support over 3,500 patients at over 500 medical centers worldwide. The BVS, which consists of a console and single-use external blood pumps, has been a profitable product line since fiscal 1995. We are pursuing several strategies to continue the growth of the BVS product line, including implementing new market strategies, developing new products and seeking to expand the indications for which the BVS may be used. We believe our experience in developing, manufacturing and selling the BVS will provide us with a competitive advantage in commercializing the AbioCor, as well as other future products.


    Our focused research and development related to the AbioCor and the BVS has provided us with the proprietary technology, know-how and experience to develop additional products. We believe we are the only company in the world with expertise in the full range of technology to support the pumping function of the heart. We believe that there are many opportunities to apply our expertise to address the needs of heart failure patients. We seek to be first to market with high-quality, easy-to-use and cost-effective technologies for heart failure patients who currently lack adequate therapies.

INDUSTRY OVERVIEW

    THE HUMAN HEART

    The following diagram illustrates the general structure of the human heart:


    [Diagram of the human heart appears here, depicting the left and right atria and the left and right ventricles, and the valves of the heart.]

    The human heart is the central pump for the body's circulatory system. The heart has four chambers: the left and the right atria and the left and the right ventricles. The two atria serve as the inflow chambers of the heart, collecting blood for delivery to the ventricles. The ventricles are the pumping chambers of the heart, pumping blood to the lungs and the rest of the body.


    The right ventricle of the heart pumps oxygen-depleted blood returning from the body to the lungs where it is re-oxygenated. The left ventricle receives oxygen-rich blood returning from the lungs and pumps it back to the rest of the body. The chambers of the heart are formed of muscle tissue known as myocardium. The coronary arteries, a specialized network of blood vessels within the heart, provide oxygen and other nutrients to the heart itself.

    The human heart has four valves that help ensure that blood flows in the proper direction into and out of the ventricles as they are repeatedly filled and then discharged with the pumping of blood. The timing and rate at which the heart beats, referred to as its rhythm, is controlled by electrical impulses in the conduction system of the heart.

    HEART DISEASE

    Heart disease is the number one cause of death in the U.S., responsible for more deaths than all forms of cancer combined. In 1996, approximately
20 million people in the U.S. were afflicted with heart disease, resulting in over 700,000 deaths. Illnesses and deaths from heart disease create an immense burden to many individuals and their families. Patients frequently experience extended suffering, and the economic cost is substantial. While a number of therapies exist for the treatment of patients in early stages of heart disease, limited therapies exist today for most patients with severe heart failure.

    The majority of deaths from heart disease can be attributed to coronary heart disease, or CHD, and congestive heart failure, or CHF. Other types of heart disease include rhythm disorders and diseases of the valves.

    CHD is a disease of the coronary arteries which affects blood flow to the heart. CHD can lead to a heart attack, technically known as an acute myocardial infarction, caused by insufficient blood flow to the heart and oxygen deprivation, resulting in permanent damage to the heart muscle and, in many cases, death. When CHD leads to a severe heart attack, some patients experience cardiac arrest, which is an acute stoppage of the heart, and sudden death. For other patients, medical personnel typically have a period of hours in which to intervene effectively. Once stabilized by early intervention, a significant number of these patients experience progressive deterioration of heart function, eventually leading to death over a period of days or weeks.

    CHF is a condition in which the patient's heart cannot provide adequate blood and oxygen flow to meet the needs of the body. CHF develops over time primarily due to excess demand on the heart muscle, and may be caused by a variety of factors, including high blood pressure, problems with the valves of the heart, CHD, infections of the heart muscle or the valves and heart problems present at birth. A progressive deterioration of heart function generally accompanies CHF as the heart becomes swollen and less effective at pumping blood. For most patients with CHF, medical interventions take place over periods of months or years.

    Medical conditions associated with both CHD and CHF can lead to cardiac arrest. Cardiac arrest is often a result of abnormalities in the heart's electrical conduction system. These abnormalities, known as rhythm disorders, can lead to complications, ranging from unsynchronized contractions and irregular heartbeats to cardiac arrest. Patients who experience cardiac arrest and die are referred to as sudden deaths. Most cardiac arrests that occur outside the hospital result in sudden death. Patients experiencing cardiac arrest generally require initial medical intervention, such as cardiopulmonary resuscitation, commonly known as CPR, and advanced life support, within minutes.

    In general, heart failure is progressive. While approximately half of all heart failure patients experience sudden death as a result of cardiac arrest, the remaining patients who die from heart failure typically do so in hospitals or long-term care facilities.

    PREVALENCE AND MORTALITY

    The number of patients both suffering and dying from heart disease has been rising on an annual basis. In 1996 there were approximately 12 million people with CHD and 4.6 million people with CHF in the U.S., with at least the same incidence outside the U.S.

    Heart disease resulted in over 700,000 deaths in 1996 in the U.S. Approximately half of all deaths from heart disease were sudden deaths. Of the deaths that did not occur suddenly, approximately 230,000 were associated with CHD and 25,000 with CHF. Current therapies to support these patients are inadequate because they cannot stop the progression of the disease. We believe that a significant number of such CHD and CHF patients could benefit from the AbioCor Implantable Replacement Heart.

    During 1997 in the U.S., the cost associated with CHD patients was approximately $100 billion and the cost associated with CHF patients was approximately $21 billion. Patients who suffer from heart disease often receive medical treatment for a number of years prior to their deaths. Many late-stage heart failure patients are confined to hospital beds, at a cost that is often greater than $2,000 per day.

    THERAPIES FOR HEART DISEASE

    Patients with early- or mid-stage heart disease typically receive treatments such as drug therapies, cardiological interventions, including closed chest procedures and rhythm management therapies, or surgical corrections, such as coronary bypass surgery and valve replacement. For patients with mid-stage and particularly end-stage heart disease, however, these treatments are typically inadequate. Patients with severe heart disease frequently are in need of heart replacement. Because the supply of available donor hearts is limited, with only approximately 2,000 per year available in the U.S., mechanical treatments have been and continue to be developed to extend and improve the lives of these patients.

    MECHANICAL HEART TREATMENTS

    Mechanical heart treatments can be divided into two groups of devices: destination therapies, including heart replacement and permanent heart assist, and temporary heart assist. The following table summarizes the principal mechanical heart treatments that are currently in various stages of commercialization or development.

                                                        INTENDED
                             PRIMARY PATIENT           DURATION OF
                               POPULATIONS               SUPPORT             CLINICAL STATUS
                         -----------------------       -----------       -----------------------
DESTINATION THERAPY
-----------------------

HEART REPLACEMENT
  Replacement of         End-stage CHD and CHF         For life          In pre-clinical testing
  Ventricular Function   patients

PERMANENT HEART ASSIST
  Quality of Life        Mid-stage CHF patients        For life          Various stages--none
  Support                not at risk of imminent                         approved
                         death
  Ventricular Assist     End-stage CHF patients        For life          In clinical
                         whose diseased hearts                           trials--none approved
                         can benefit from a
                         ventricular assist
                         device

TEMPORARY HEART ASSIST
------------------------------------------------
BRIDGE-TO-RECOVERY
  Surgical Origination   Patients with                 Days/Weeks        In market
                         complications in
                         connection with heart
                         surgery
  Cardiology Referrals   Patients experiencing         Days/Weeks        In market
                         viral infections of the
                         heart, or certain heart
                         attacks
BRIDGE-TO-TRANSPLANT     End-stage heart failure       Months            In market
                         patients who are
                         candidates for a donor
                         heart

                                                        INTENDED
                             PRIMARY PATIENT           DURATION OF
                               POPULATIONS               SUPPORT             CLINICAL STATUS
                         -----------------------       -----------       -----------------------
STAGING                  Patients being                Days/Weeks        Limited market
                         evaluated for                                   use pending
                         longer-term device                              development of
                         support and patients in                         destination
                         need of heart support                           therapies
                         while other therapies
                         are applied

    DESTINATION THERAPY. Devices intended to remain in patients for their remaining lives are classified as destination therapies. Destination therapy devices consist of replacement hearts and permanent assist devices, including quality-of-life support devices that provide partial support to the heart.

    Heart Replacement. The goal of heart replacement, whether with a donor heart or a mechanical device, is to replace the failing human heart with a viable alternative. Patients with irreparably damaged hearts who are facing imminent death due to CHD or severe CHF are potential candidates for heart replacement provided that their other vital organs remain viable. The supply of human donor hearts is currently inadequate to meet the needs of these patients and no mechanical treatment is yet approved for these patients.

    In the U.S., we believe that approximately 125,000 patients per year might benefit from an implantable replacement heart with an approximately equal number of patients outside the U.S. who might also benefit from an implantable replacement heart. Patients who are likely candidates for an implantable replacement heart are end-stage CHD and CHF patients. In the U.S. in 1996, approximately 470,000 people died of CHD and approximately 44,000 people died of CHF. Because approximately half of these CHD and CHF patients suffered sudden death, which frequently occurs out of the hospital and before medical care can be received, the primary potentially addressable market for a replacement heart in the U.S. consists of approximately 250,000 patients per year. Some of these patients may have other conditions likely to lead to death within a relatively short period of time, or may be of an age at which major surgery is deemed inadvisable, making them unsuitable candidates for a replacement heart. Excluding such patients, we believe that approximately 125,000 CHD and CHF patients per year could benefit from a replacement heart in the U.S. Currently, no life-sustaining treatment is available for these patients except for a limited supply of qualified donor hearts for transplantation, consisting of approximately 2,000 hearts per year in the U.S. In addition, many recipients of heart transplants eventually reject the donor heart and have no other currently available long-term treatment options.

    In addition to the scarcity of donor hearts, there are various other limitations associated with human heart transplantation. These limitations include incompatibility between recipient patients and their donor hearts and the need for patients to take immuno-suppressant drugs for the remaining term of their lives. Immuno-suppressant drugs are expensive and can increase the patient's exposure to illness. Patients may also require costly care and experience extended periods of illness with impaired quality of life while waiting for a suitable donor heart. As the health of a patient typically deteriorates over a number of hours, days or weeks, many patients will die while waiting for a suitable donor heart. In addition, patients who are awaiting a donor heart generally require extensive tests and hospital time, which result in substantial expense.

    We believe that a mechanical replacement heart would increase the number of lives saved by mitigating the consequences of the scarcity of available donor hearts. In addition, a significant portion of heart transplant patients must endure a long waiting period before a suitable donor heart is identified, if at all. The development of an implantable mechanical heart could help alleviate this long and difficult wait.

    Permanent Heart Assist. Permanent assist devices are being developed to supplement the function of the diseased heart or to stop or slow the progression of the disease, while leaving the diseased heart in place. These devices contrast with replacement hearts, which are intended to replace a severely and irreversibly damaged heart. No permanent heart assist device is yet approved by the FDA, but a number of companies are developing permanent heart assist devices, some of which are in clinical trials. Permanent assist devices under development can be grouped into two categories: those that pump blood directly, known as ventricular assist devices or VADs, and less invasive devices that are intended to provide patients with an improved quality of life. The less invasive, quality-of-life devices include those that wrap around the heart, either to help the heart pump blood or to inhibit deterioration of the heart by preventing its further enlargement, and those that attempt to synchronize the actions of the heart ventricles with electrical impulses. We believe that all types of permanent heart assist devices potentially may be used to treat certain CHF patients who are near death as well as those patients who are not at imminent risk of death but whose daily activities are significantly restricted due to their weakened hearts.

    VADs, the more invasive of the two categories, may prove the most appropriate permanent heart assist devices for certain end-stage CHF patients. Implantable VADs are intended primarily for patients with severe left ventricular failure. We believe that VADs are being primarily developed for CHF patients and that VADs would not be appropriate for long-term support of the majority of heart failure patients, such as those with massive heart damage, severe rhythm disorders, blood clots in the ventricles, severe lung disease, ventricular rupture, chronic right ventricle failure or heart transplant rejection.

    Heart wrap devices as well as electrical stimulation devices may prove more appropriate than VADs for the larger number of patients with early and mid-stage CHF because they are expected to be less invasive and pose fewer risks. These devices can be referred to as "quality-of-life support devices." We estimate that approximately 200,000 patients per year who are suffering from CHF but who are not at imminent risk of death might benefit from quality-of-life support devices.

    TEMPORARY HEART ASSIST. Candidates for temporary heart assist devices include patients with severe but potentially reversible heart failure and patients whose hearts need help pumping blood while they await transplantation or other therapies. Temporary heart assist devices typically consist of a specialized pump that is attached to a patient's heart and driven by a console or external battery pack. Such devices are intended to be removed from a patient's body once the patient's heart has had the opportunity to recover its normal function or the heart is replaced. Temporary heart assist devices can be grouped into three categories:


    Bridge-to-Recovery. Bridge-to-recovery devices are used to support the recovery of patients with reversibly failing hearts. These devices are most frequently used to support patients whose hearts do not fully restart following open heart surgery, and who cannot be weaned off the heart-lung machine. Of the patients who experience such complications, approximately 12,000 die each year despite available therapies. Bridge-to-recovery devices temporarily assume the pumping function of the heart, while allowing the heart to rest, heal and recover its normal function. These devices can also be used for patients who have not undergone surgery but whose lives are threatened by viral infections that attack the heart muscle. In addition, bridge-to-recovery devices may prove beneficial to certain patients who have suffered from a recent heart attack.



    Bridge-to-Transplant. Bridge-to-transplant devices are used to support patients who have experienced heart disease and are awaiting heart transplantation. We believe that the market for this category of device may be limited by the availability of qualified donor hearts.


    Staging. Staging devices are used to support patients before or during application of other therapies and to support patients with failing hearts being transported to other facilities. At present, for reasons of specialized care, patients are transported between medical centers with the assistance of such devices under practice of medicine guidelines. In the future, staging devices may be used to support heart failure patients prior to implantation of a permanent heart assist device or a heart replacement. These devices could help stabilize the patient and provide the medical team with time to better assess the patient's condition before selecting an appropriate therapy. In addition, while bridge-to-recovery devices are approved and used today to assist heart transplant patients when rejection occurs, in the future staging devices may be used with transplant patients who have rejected their donor heart and need life support before receiving a mechanical heart replacement.

ABIOMED OVERVIEW

    ABIOMED is a leading developer, manufacturer and marketer of medical products designed to safely and effectively assist or replace the pumping function of the failing heart. Based on technology that has been developed and refined over a period of approximately three decades, we have been developing and are preparing to enter human clinical trials for the AbioCor Implantable Replacement Heart, a battery-powered totally implantable replacement heart system, which we believe will be the first such device for end-stage heart failure patients. We currently manufacture and sell the BVS-5000, a temporary heart assist device. The BVS is the only device approved by the FDA through its pre-market approval process for the temporary treatment of all patients with failing but potentially recoverable hearts and the most widely used FDA-approved temporary heart assist device. We are also engaged in research and development relating to other devices to support the pumping function of the heart.

ABIOMED'S STRATEGY

    Our goal is to be a leading worldwide provider of medical products that address the needs of a wide range of patients suffering from heart failure and other heart disorders. Our principal emphasis is on the heart assist and heart replacement markets. The following are key elements of our strategy:

    PERFORM CLINICAL TRIALS AND OBTAIN REGULATORY APPROVAL FOR THE ABIOCOR. We are planning to conduct phased human clinical trials for the AbioCor tailored to patient populations with different life expectancies, beginning with patients with the most severe medical needs and at risk of imminent death. We believe that the nature of the AbioCor and the patient populations that we plan to address initially will allow us to pursue an expedited regulatory review. We are currently performing reliability tests and animal tests of the AbioCor, and we have begun to submit materials to regulatory authorities in support of our plans for clinical trials. Subject to successful completion of final testing and securing regulatory approvals, we anticipate that by the end of 2000 the AbioCor will become the first totally implantable replacement heart to commence human clinical trials.

    COMMERCIALIZE FIRST TOTALLY IMPLANTABLE REPLACEMENT HEART. We are developing the AbioCor with the goal of providing a treatment option for thousands of patients with irreparable heart damage whose lives cannot be saved with existing medical technology. Our goal is to introduce the AbioCor as soon as possible and to use our clinical experience to regularly improve the product and expand the categories of patients who might benefit from this new technology. We believe that, as the technology matures, permanent heart replacement, and not heart assist devices, will be the preferred therapy for long-term support of the majority of end-stage heart failure patients, who currently have no long-term treatment available if they do not receive one of the limited number of qualified donor hearts available for transplantation. We believe the AbioCor has the potential to provide a cost-effective means of extending the lives of many of these patients and providing them with an improved quality of life.


    LEVERAGE OUR EXPERIENCE AND INFRASTRUCTURE TO COMMERCIALIZE THE ABIOCOR. In developing, manufacturing and marketing the BVS, we have accumulated significant experience and established an infrastructure that we intend to utilize in obtaining the necessary regulatory approvals and to support the commercialization of the AbioCor. We have experience working with regulatory authorities and leading medical centers and physicians throughout the world to perform clinical trials and obtain regulatory approvals. We have over 10 years of manufacturing experience, and we have obtained ISO 9001 certification for our BVS manufacturing facility. Our sales, clinical support, marketing and field service teams consist of 37 full-time employees, who currently work with over 500 customers worldwide. We believe that our experience and infrastructure position us well to commercialize the AbioCor, as well as other future products and product enhancements.


    EXPAND MARKETS AND PENETRATION FOR EXISTING BVS PRODUCT LINE. The BVS was the first temporary heart assist device capable of assuming the full pumping function of the heart to be approved by the FDA. The BVS is the most widely used FDA-approved temporary heart assist device. We are pursuing several strategies to continue the growth of the BVS product line, including implementing new market strategies, developing new BVS products and seeking to expand the indications for which the BVS may be used. While we continue our efforts to add new customers, we have increased our marketing focus on expanding BVS usage by existing customers and increasing customer reorders of disposable blood pumps. We are also seeking to expand our international presence and are recruiting direct sales and support teams for selected countries in Europe while pursuing regulatory approval in Japan through a third-party distributor. We are currently developing a number of new devices for the BVS product line, which we expect to introduce over the next several years. Since initial FDA approval, the BVS has twice received approvals for expanded indications for its use, and we are continuing to evaluate additional potential uses of the device to save patients' lives.

    DEVELOP OR ACQUIRE COMPLEMENTARY PRODUCTS. We believe that we are well positioned to develop new products that are complementary to the AbioCor and BVS. We employ over 100 engineers, physicians, scientists and technicians who are experienced in the development of new products and have a broad range of expertise. We have also developed substantial proprietary technology and know-how as a pioneer in heart assist and heart replacement technology and have been granted a number of patents. This technology and know-how spans a broad range of topics, including expertise in the safe and effective pumping of blood. We believe there is no other company in the world with as much expertise in the full range of technology to support the pumping function of the heart. We also plan to evaluate opportunities to acquire complementary products from third parties, and to license or sell technologies that we are not commercializing. We intend to acquire or develop high quality products which address markets which are complementary to those being targeted by the AbioCor and BVS, products which are best of class and, where possible, products which can be first to market for particular patient needs.

PREPAREDNESS FOR INITIAL HUMAN CLINICAL TRIALS


    Development of the technological foundation for the AbioCor has been a significant focus of ABIOMED since we were founded in 1981. Development and testing of the core technology for the AbioCor was underway prior to our founding. Beginning in 1997, we substantially increased our research and development activities for the AbioCor with the goal of accelerating its development in order to enter clinical trials as early as possible. We decided to significantly increase our investment in the AbioCor after determining that the AbioCor prototypes then produced had shown sufficient functionality through laboratory and animal tests to warrant an accelerated product development effort. The increased spending has been used to build a pilot-scale manufacturing facility, to develop the product from a research-based prototype status to a manufacturable clinical design, to increase system safety and efficacy by making engineering improvements and refinements, to increase operational performance, durability and reliability, to substantially expand laboratory and animal testing of the system, and to begin training of surgical and clinical support teams in selected medical centers for the initial clinical trials. In addition, in late 1996 we began to increase our interaction with regulatory authorities by presenting to them different portions of our developmental status and testing plans. To accomplish these tasks, we have significantly increased the team of engineers, scientists, physicians and technicians working full time on the AbioCor program to more than 75 full-time employees.

    Our goal is to initiate human clinical trials of the first generation of clinical AbioCor systems by the end of the year 2000. Subject to regulatory approval, we plan to begin initial clinical trials with patients who, despite all available therapies, have extremely high probability of death in the near term due to acute heart failure. Examples of such patients include heart transplant recipients who are rejecting their donor hearts, surgical patients placed on bi-ventricular cardiac assist but whose hearts fail to recover, and hospitalized patients who are facing imminent death following massive heart attacks. We believe that by initially selecting those patients who have no other treatment alternative, we will have the opportunity to obtain regulatory approval to conduct clinical trials based upon the successful completion of ongoing and planned laboratory and animal tests. As we gain clinical experience with the most seriously ill patients and demonstrate clinical efficacy and safety, we expect to enhance the performance range, durability and reliability of AbioCor systems and plan to seek regulatory approval for subsequent generations of the AbioCor for use in increasingly broad patient populations. This regulatory plan is consistent with our experience with the BVS system. Our BVS product, which has now supported thousands of patients, was originally approved by the FDA for post-cardiotomy support on the basis of data from less than half of the approximately 75 patients who were enrolled in the clinical trials and who were suffering life-threatening conditions for which no alternative treatment existed. Our plan for AbioCor clinical trials draws upon our experience with the BVS.


    STEPS TO INITIAL CLINICAL TRIALS. Prior to the commencement of initial clinical trials for the AbioCor, we must successfully complete the following tasks:

    MANUFACTURING QUANTITIES OF CLINICAL-CONFIGURED SYSTEMS FOR PRE-CLINICAL TESTING AND FOR CLINICAL TRIALS. Since our pilot AbioCor manufacturing facility became operational in 1997, we have produced more than 100 AbioCor systems and many more individual critical components such as valves and pumping membranes, which have been used for performance evaluation, developmental activities, laboratory reliability testing, and animal implantation tests. We are currently manufacturing more than 50 systems in the configuration intended for use in pre-clinical tests and, subject to regulatory approvals, initial clinical trials. While we plan to continue to produce sufficient quantities of AbioCor systems in our existing facilities to meet our needs for the year 2000, including those needed for initial clinical trials, we are currently building new expanded facilities in anticipation of increased demand.

    ADDITIONAL PRE-CLINICAL AND ANIMAL TESTS TO DEMONSTRATE DEVICE PREPAREDNESS FOR CLINICAL TRIALS. We have performed component and limited system-level testing of the AbioCor to evaluate operational performance and durability. During 1998, we began formal pre-clinical durability and reliability growth testing of the AbioCor system, consistent with protocols that we believe will be required by regulatory authorities for approval to conduct initial clinical trials. We have also conducted and have continued extensive accelerated testing of the valves and flexing membranes that are critical components of the AbioCor ventricles. Additional tests that remain include completing laboratory performance tests similar to those already conducted using larger numbers of clinical-configured systems for increasing duration.


    We have conducted approximately 100 animal tests at various stages of development of the AbioCor technology. Approximately half of these were research studies of various configurations and at various stages of development. In the past two years we have implanted AbioCor systems in approximately 40 calves. The most recent series of implants included 11 routine tests of the full system as a trial run at one medical center in preparation for similar implantations that we believe will need to be repeated for the same duration but under more formal test protocols consistent with regulatory requirements. The results of these studies in calves have shown that all implanted components are well tolerated and the AbioCor is capable of effectively replacing the heart of a calf. Following AbioCor heart replacement, the calves typically grow normally and perform normal physical functions, including treadmill exercises. Vital physiological parameters typically return to normal pre-operative levels within one week after the implantation.

    READINESS TRAINING OF THE SELECTED INITIAL MEDICAL CENTERS TO DEMONSTRATE TEAM PREPAREDNESS. In preparation for initial clinical trials, we have selected five U.S. medical centers as initial test sites. Surgical teams from two of these centers have already substantially demonstrated readiness, a third is currently undergoing training, and we plan to schedule the training of the remaining two once the third center is substantially trained. We have also received significant interest from international centers that wish to begin clinical trials. We are in discussions with a number of international centers for this purpose, and one center has begun implantation of the AbioCor in animals.


    SUBMISSION OF APPLICATIONS TO THE APPROPRIATE REGULATORY AUTHORITIES. At the end of 1996, we commenced our regulatory interaction process for the AbioCor under the pre-IDE process. We have presented to the FDA key elements of our proposed initial clinical plan, laboratory test protocols, process protocols and materials compatibility evaluation. We expect that this information will become part of the IDE submittal. In addition, we expect that we may be able to use much of the data developed for our IDE application in our corresponding international applications.

ABIOMED PRODUCTS AND PRODUCTS UNDER DEVELOPMENT

    Our current principal products and products under development are the AbioCor, a heart replacement device, the BVS, a temporary heart assist device, and the AbioBooster and AbioVest, which are both permanent heart assist devices.


    THE ABIOCOR IMPLANTABLE REPLACEMENT HEART


    The AbioCor is a battery-powered totally implantable replacement heart system, which we expect will be the first such device to begin human clinical trials. The AbioCor is referred to as totally implantable because it has been designed to operate alternately on internal battery power or portable external battery power, in both cases without wires or any other material penetrating the patient's skin. The AbioCor is referred to as a replacement heart because it has been designed for implantation in the space vacated by the removal of a patient's diseased ventricles, where it will take over the full pumping function of the heart. The AbioCor is intended for use as destination therapy by patients with irreparably damaged hearts who are at risk of imminent death due to CHD or severe CHF but whose other vital organs remain viable. We believe that approximately 125,000 CHD and CHF patients per year could benefit from a replacement heart in the U.S., and an approximately equal number of patients could benefit from a replacement heart each year outside of the U.S.

    In 1988, we began to receive funding for AbioCor development from the National Heart, Lung and Blood Institute, known as the NHLBI, to support our development, testing and validation of the AbioCor. We have maintained this support by achieving various designated milestones. To date, the NHLBI has provided over $20 million of the more than $40 million that we have invested to date for the development of the AbioCor.

    DESIGN OF THE ABIOCOR. The following diagram illustrates the principal components of the AbioCor.


    [Diagram of the AbioCor system in a patient appears here, depicting replacement heart, rechargeable internal battery, controller, wireless energy transfer system and external battery pack.]


    The AbioCor system consists of the following principal components:

    - A thoracic unit, or "replacement heart," which includes two artificial ventricles with their associated valves and a hydraulic pumping system. The unit weighs approximately two pounds and provides complete blood circulation to the lungs and the rest of the body. The ventricles and their associated valves contain seamless surfaces made of our proprietary blood-contacting material, Angioflex, and specialized geometries which result in flow patterns designed to reduce the risk of blood cell damage and blood clots. Our current configuration of the thoracic unit is sized for patients with relatively large chest cavities. If our testing of this configuration is successful, we plan to develop thoracic units of different sizes to fit other patients.

    - A rechargeable implantable battery, which allows the AbioCor to operate without any external power supply for limited periods of time. The battery technology in the AbioCor is lithium-based and designed by a third party that has expertise in batteries for medical devices. We have developed a recharging circuit that we believe is considerably more reliable than the recharging circuit employed in most consumer electronics today.

    - A microprocessor-based implantable electronic device that controls and monitors the thoracic unit and provides radio communication with an external monitor affording patients and caregivers the opportunity for real-time information on its operating status.

    - An across-the-skin, or transcutaneous, energy transmission system, which eliminates the need for wires penetrating the patient's skin and the inherent associated risks of infection. It transfers the power to operate the AbioCor system and to recharge the implantable battery without tethering the patient to an external drive console.

    - An external rechargeable battery pack and monitor designed to be worn by the patient. These components supply primary power to the system, allow patient mobility, provide system diagnostic information, and recharge the implanted back-up battery as needed. We anticipate that in the first clinical trials of the AbioCor, the patient may remain under sustained medical supervision and a portable monitoring device will be used in place of the patient-worn external battery pack and monitor.

    Our AbioCor design is intended both to extend life and to provide patients with a good and productive quality of life. Among the quality-of-life features of AbioCor design are quiet heart valves, elimination of all post-surgical penetration of the skin, elimination of the need for the patient to be tethered to a large external drive console, and expected minimal need for anti-coagulation treatments and immuno-suppression therapies. The AbioCor system is designed for both low maintenance and low patient involvement.

    We have also created tools and methods intended to make the AbioCor system as easy to implant as possible. These tools include quick-connectors for relatively easy attachment of the AbioCor to the human anatomy and a virtual surgery software tool to allow for the simulated implant of the AbioCor into a three-dimensional software model of the anatomy of a particular patient prior to opening that patient's chest.

    EVOLUTION OF HEART REPLACEMENT TECHNOLOGY. The development of the AbioCor has included extensive work in the areas of blood compatible surfaces, blood compatible flow, fabrication techniques for seamless blood pumps and valves, advanced pumping mechanisms, physiological control, energy transfer, anatomical fit and surgical techniques. As such, the AbioCor incorporates technology designed to address the clinical limitations experienced by earlier mechanical replacement hearts. One earlier attempt was the Jarvik-7 heart from Symbion, Inc., which was implanted in a small number of patients beginning in 1982. Although much was learned from these pioneering efforts, the technology available at that time would not support a totally implanted system. The Symbion heart required a tube penetrating the skin and a large external console that severely restricted patient mobility. When initially used in patients, there were complications relating to infection, stroke and anatomical fit.

    In recent years, CardioWest Technologies, Inc. introduced an improved version of the Symbion heart into clinical trials as a bridge-to-transplant device. In the most recently published results, 91 patients had received this mechanical replacement heart worldwide. The majority of these patients have been successfully supported on this device until transplant. The longest implant duration was approximately six months, with an average bridge duration of approximately one month. While the CardioWest device is limited to bridge-to-transplant trials in a hospital setting because it tethers the patients to a large external console, it does provide further evidence that a mechanical heart can be successfully used to replace the human heart in order to extend life.

    We believe that advances in medical knowledge and technology have permitted us to design the AbioCor to avoid some of the problems that caused earlier replacement hearts to fail. In addition, the miniaturization of electronics and advances in the reliability of electronic systems allow for device controls to be fully implanted today, which eliminates the need for tethering patients to large external control devices. Computer-aided design and virtual surgery tools have allowed us to adapt the design of the AbioCor for human fit and evaluate that fit prior to implantation.

    PREPARATION FOR CLINICAL TRIALS. In preparation for initial AbioCor clinical trials, we selected the following leading U.S. medical centers as test sites for initial clinical trials:

    - Brigham and Women's Hospital and the Massachusetts General Hospital,
      Boston

    - Hahnemann University Hospital, Philadelphia

    - Jewish Heart Hospital, Louisville

    - Texas Heart Institute, Houston

    - UCLA Medical Center, Los Angeles

We have worked with each of these centers for many years in connection with the BVS and believe that each of the centers is well positioned to contribute to the AbioCor clinical trials. We are also in discussions with selected centers outside the U.S. that have expressed interest in participating in international clinical trials.


    Our goal is to initiate clinical trials of the AbioCor by the end of the year 2000. To achieve this goal, the AbioCor system and its components continue to be tested through a variety of laboratory and animal tests. We are investing significant resources to demonstrate the performance, durability and reliability levels necessary to conduct initial clinical trials. A significant portion of AbioCor testing that we believe is required for initial clinical trials has been completed. However, certain of these tests must be repeated under formal protocols prior to seeking approval to enter clinical trials. In addition, we continue to consult with regulatory authorities, leading medical centers and physicians to define protocols and patient populations for these trials.



    COMPETITIVE POSITION. We believe that the investment we have made in AbioCor development, including building manufacturing facilities, extensive device testing and regulatory preparations, positions us well to be first to enter clinical trials for, as well as to commercialize, a totally implantable heart replacement device. No such device is clinically or commercially available today. We believe that our closest competitor with an advanced design of a heart replacement device is Pennsylvania State University, which has licensed its technology for commercialization to a recently formed company. Pennsylvania State University was the only applicant other than ABIOMED to qualify for the last round of funding from the NHLBI, which was awarded in 1996. To qualify for such funding, both ABIOMED and Pennsylvania State University demonstrated to the satisfaction of NHLBI that the basic design of its system functioned adequately in laboratory and animal models.


    We will not be able to evaluate fully the competitiveness of the AbioCor with other replacement hearts unless and until each of the products is commercially available. However, we believe that the AbioCor will compete based on clinical outcomes, the quality of life it provides, cost effectiveness, clinical support and customer relationships. For example, we may compete favorably on the basis of cost because we manufacture the valves for the AbioCor at a cost which we believe is considerably below the cost of purchasing the valves from third parties, and because we manufacture all of the blood-contacting surfaces and valves out of our proprietary blood-contacting material, Angioflex. In addition, we believe our design will result in the need for less frequent invasive maintenance than other approaches, resulting in an improved quality of life. We also believe that our experience in regulatory affairs, manufacturing, and the marketing of devices to cardiac surgeons will aid us competitively.

    We believe there are significant differences that distinguish an implantable replacement heart from a VAD, and that a need exists for both types of devices. We believe that devices being developed for destination therapy must be implantable rather than external to the body in order to address patients' quality-of-life needs. Implantable VADs, referred to as left ventricular assist devices or LVADs, are being developed to attach to a patient's diseased heart and provide pumping support to the left ventricle only. By contrast, the AbioCor will replace the diseased ventricles of the heart and take over the pumping functions of both ventricles. Patients for whom we believe a replacement heart would be preferable to a VAD include those with massive heart damage, severe rhythm disorders, blood clots in the ventricles, severe lung disease, ventricular rupture, chronic right ventricle failure or heart transplant rejection. We also believe that cardiac surgeons will adopt replacement hearts as the preferred technology over LVADs once the reliability of both devices is clinically demonstrated for multiple-year durations.

    COST EFFECTIVENESS. We believe there is a significant need for cost-effective therapies for heart disease. In the U.S., approximately
$100 billion was associated with CHD patients and approximately $21 billion was associated with CHF patients in 1997. A significant proportion of these costs was attributed to hospital support. Patients who suffer from heart disease often receive medical treatment, either in a hospital or at home, for a number of years prior to their deaths. As the lives of these patients are often restricted as a result of their conditions and treatment, they often suffer from a reduced quality of life, including shortness of breath and inability to work. Prior to death, many heart failure patients are confined to bed and require monitoring and other expensive forms of support. Approximately 35% of patients who have CHF are hospitalized one or more times per year. The average length of stay for each hospitalization for a CHF patient is seven to nine days, with cost that often exceeds $2,000 per day.

    We are developing the AbioCor with the intent to offer a cost-effective treatment for end-stage heart failure patients. In addition, the AbioCor has the potential to allow patients an opportunity to return to productive lives. This would allow the medical system to save money by discharging the patient from the hospital and allowing the person to become productive and lead a reasonably normal life.

    If the reliability of the AbioCor is clinically demonstrated for multiple-year durations, it has the potential to be considerably less expensive than heart transplantation over a five year period. One reason for this reduced cost is that recipients of a mechanical replacement heart are not expected to need immuno-suppression drugs. The blood and tissue contacting portions of the AbioCor are constructed of inert and biocompatible materials, which typically do not stimulate a patient's immune system. Other cost savings could result because the patient can receive a replacement heart sooner and does not require extensive tests for donor heart compatibility. While recipients of the AbioCor will likely need to purchase new batteries periodically, we anticipate that the annual cost of battery purchases will be significantly less than the cost of immuno-suppression drugs for donor heart recipients.

    The following table summarizes the approximate average costs incurred by a heart transplant patient over a five-year period, based on data compiled in 1995:

            AVERAGE 5-YEAR PER-PATIENT COST OF HEART TRANSPLANTATION

                                                               TRANSPLANT
                                                                 WITHOUT      TRANSPLANT AFTER
COST TYPE                                                     BRIDGE DEVICE    BRIDGE DEVICE
---------                                                     -------------   ----------------
Drugs.......................................................    $150,000          $150,000
Hospital, Professional and Laboratory Testing Fees..........      97,000           242,000
Surgical Operation..........................................      18,000            41,000
Organ Retrieval and Device Cost.............................      20,000            50,000
                                                                --------          --------
    TOTAL...................................................    $285,000          $483,000


    The average cost of a heart transplant over a period of five years is approximately $285,000 without the use of a bridge-to-transplant device and is approximately $483,000 if a bridge-to-transplant device is used. Included in these costs is approximately $150,000 for immuno-suppression drugs and anti-rejection management. These amounts also include hospital, professional and laboratory testing costs of approximately $97,000 for heart transplantation without a bridge-to-transplant device and approximately $242,000 with such a device. These costs reflect extended hospital stays and testing of heart transplant patients required both before and after surgery while waiting for a suitable donor heart and recovering from the transplant surgery. We believe that the costs listed above may have increased in recent years due to increases in the pricing of bridge-to-transplant devices and changes to the type of devices used. We also believe that the costs listed above would be reduced if concerns related to recipient compatibility and availability of donor heart supply are mitigated with a mechanical replacement heart.


    While developing the AbioCor, we introduced the BVS, a temporary heart-assist device, which is currently being sold in the U.S. and international markets. Certain key elements of the technology developed for the AbioCor, such as Angioflex and our tri-leaflet heart valves, have been clinically tested in the BVS and are currently in commercial use. In addition, the BVS has enabled us to develop significant experience in areas such as research and development, manufacturing, regulatory compliance, sales and marketing, and clinical support. We believe our experience with the BVS in these areas will provide us with a competitive advantage in commercializing the AbioCor.


    THE BVS-5000 TEMPORARY HEART ASSIST DEVICE



    The BVS was the first heart assist device capable of assuming the full pumping function of the heart to be approved by the FDA, and is the most widely used heart assist device today, with over 3,500 patients supported to date. It is a bridge-to-recovery device designed to provide a patient's failing heart with full circulatory assistance while allowing the heart to rest, heal and recover its function. The BVS can support the left, right or both ventricles of the heart. The average age of patients supported with the BVS is 52, however the BVS has been used to support patients as young as 9 and as old as 85.


    The BVS is the only device that the FDA has approved for the temporary treatment of all categories of patients with failing but potentially recoverable hearts. The BVS is most frequently used in patients whose hearts fail to recover function immediately following heart surgery. The FDA approved the BVS through its rigorous pre-market approval process for use with these post-surgical patients in November 1992. In 1996, the FDA approved use of the BVS for all other categories of post-surgical patients with potentially reversible heart failure. In 1997, the FDA approved use of the BVS with patients who had not just undergone surgery, such as patients referred by a cardiologist as a result of viral infections of the heart or certain heart attacks, expanding its use to the temporary treatment of all patients with potentially reversible heart failure.

    The following diagram illustrates the principal components of the BVS.

    [Diagram of BVS attached to a patient appears here, depicting drive and control console, external blood pumps and cannulae.]

    The BVS system consists of the following components:

    - A computer-controlled pneumatic drive and control console, which automatically adjusts the pumping rate, similar to the natural heart;

    - Single-use external blood pumps, which provide pumping of blood for the left, right or both sides of a patient's heart and are designed to emulate the function of the natural heart; and

    - Cannulae, which are specially designed tubes used to connect the blood pumps to a patient's heart.

The integration of the cannulae, blood pumps and console creates an "external heart" system with the ability to reduce the load on the heart, provide pulsatile blood flow to vital organs and allow the heart muscles time to rest and recover. The BVS is designed to be easy to use and does not require a specially trained technician constantly to monitor or adjust the pumping parameters.

    The goal of the BVS is to facilitate the recovery of patients' hearts as quickly as possible. Patients who recover under BVS support typically stabilize in a period of less than one week. It generally takes three to five days for the heart muscle to recover its biological energy in a post-cardiotomy patient, and the partial healing of tissue damage frequently associated with post-cardiotomy shock occurs over several days in cases in which the heart is not irreversibly damaged. The BVS, although it is a VAD, serves a different function than bridge-to-transplant devices, which are intended for long-term use by patients awaiting a heart transplant.

    The BVS is most frequently used to support patients who have undergone open-heart surgery, when the heart cannot be successfully restarted and weaned off the heart-lung machine used in surgery. The BVS can assume the full pumping function of the heart for these patients while reducing certain risks associated with extended support on the heart-lung machine, including bleeding, strokes and blood cell damage. The traditional therapy for these patients has been the combined use of drugs and intra-aortic balloon pumps. Intra-aortic balloon pumps are capable of providing only a small enhancement to the pumping function of a failing heart. Despite the availability of such therapy, approximately 12,000 of these patients die each year, approximately half of whom are over the age of 75. The health of many of the patients who die in this manner deteriorates over a period of weeks with the patient either dying after incurring significant expense, or running the risk of permanent damage to their other organs due to inadequate blood flow.

    Other categories of patients who can be supported by the BVS include those suffering from viral myocarditis, a viral infection of the heart. For these patients, the BVS assumes the full pumping function of the heart, allowing the patient's immune system to defend against the virus. Other uses of the BVS include supporting patients following failed heart transplants and supporting the right ventricle of a patient's heart in conjunction with the implantation of a device to assist the left ventricle. The BVS is typically used when the patient's chances for survival are small. We are also exploring other potential applications of the BVS, including its use in certain patients who have suffered from a recent heart attack and its use as a staging device to support heart failure patients prior to a permanent heart assist device or heart replacement.


    Any hospital performing open-chest heart surgery may use the BVS. There are approximately 900 of these hospitals in the U.S. and more than 1,000 such hospitals outside the U.S. Since FDA approval of the BVS, we have primarily focused on sales of the BVS to the largest heart surgery medical centers in the U.S. As of December 31, 1999, more than 450 medical centers in the U.S. had purchased the BVS, including over 70% of the major U.S. centers that perform more than 500 heart surgeries annually. In marketing the BVS, we are focusing on selling additional consoles and disposable blood pumps to existing customers with significant but less emphasis on adding new customers. Over half of current BVS revenues are derived from sales of BVS single-use blood pumps to existing customers after those customers have used the BVS to support patients. Our U.S. list prices for the BVS system are $64,500 for a BVS console and $12,400 for a BVS single-use blood pump and cannulae set. We are currently seeking to expand our international sales of the BVS and are recruiting direct sales and support teams for selected countries in Europe, while working with a third-party distributor to pursue regulatory approval in Japan.


    Since the BVS received FDA approval, we have made various improvements to the BVS system, primarily to make it easier to use. We continue to enhance the BVS product line and are developing improved blood pumps, cannulae and consoles. We believe that some of these improvements may permit use of the BVS for additional patient conditions.


    THE ABIOBOOSTER AND THE ABIOVEST



    The AbioBooster is intended as either a temporary or a permanent heart-assist device that will wrap around the heart without direct blood contact and actively help squeeze the heart. We are designing the AbioBooster as a quality-of-life device for use in patients with CHF who are not at imminent risk of death, but whose daily activities are generally restricted due to their weakened hearts. The AbioBooster consists of a flexible artificial plastic "muscle" that can be wrapped around the heart to assist its contraction, thereby increasing blood flow in order to restore quality of life to the patient.

The AbioBooster is in research and development, with prototype designs being evaluated and tested in our laboratories and in animals.


    The AbioVest, which is in an early stage of research, is intended as a permanent implantable device to wrap around the hearts of certain patients with CHF without creating the inherent risks of contacting the patient's flowing blood. The intent of the AbioVest design is to help the heart passively by preventing progressive heart enlargement.


    OTHER PRODUCTS AND TECHNOLOGIES UNDER DEVELOPMENT


    We are using the technology and know-how that we have generated in developing the AbioCor and the BVS to research and develop additional potential cardiovascular products and related technologies. These new products and technologies are in various stages of research and development, and include a variety of specialized implantable and external rotary pumps. We are also developing devices for use in minimally invasive surgery applications such as tissue welding and vascular welding for the repair of small arteries. In addition, research and development activities under our product development programs incorporate certain technologies that have potential as separate spin-off products. Examples include new implantable heart valves, implantable energy transmission systems, implantable monitoring systems for remote transmission and archival of physiological data, diagnostic software for virtual surgery, advanced implantable instrumentation and electronics, and external monitoring systems.

MEDICAL AND ETHICAL ADVISORY BOARDS

    We maintain independent advisory boards for medical and ethical issues, which we consult on a periodic basis. These advisory boards provide guidance to help us develop products that address patient needs and are acceptable to society. Our medical advisory board currently consists of ten physicians, primarily leading cardiac surgeons and cardiologists, who are independent of ABIOMED and are in addition to the physicians being trained at the selected initial clinical sites for the AbioCor. Together, these physicians have a broad range of experience in fields relevant to our products and products under development.

    We consult with leading experts in the field of medical ethics, and we are in the process of establishing an independent advisory board for ethical issues. We anticipate that our ethics advisory board will consist of five members representing different backgrounds and interests. We expect that this board will be an advocate for patients' interests and will assist us with a number of matters in connection with clinical trials of the AbioCor. For example, we anticipate that the board will participate in the evaluation of patients for inclusion in the initial clinical trials and advise us regarding the bioethical aspects of our regulatory protocols and public disclosures. The board is also expected to interact with the internal review boards of medical centers in conjunction with initial clinical trials and assist us in the review of clinical trial data. We expect that our ethical advisory board will operate under principles and procedures that conform to FDA and European Union requirements.

    We believe that these advisory boards, together with our own internal resources and the support of leading medical centers and physicians and other third parties with which we collaborate, will continue to assist us in advancing our current products and introducing new products that satisfy patient needs.

RESEARCH AND PRODUCT DEVELOPMENT


    As of February 1, 2000, our research and development staff consisted of 106 professional and technical personnel, including 13 with PhDs or MD/PhDs and 35 engineers, many with advanced degrees, covering disciplines such as electronics, software, reliability testing, fluid mechanics, physics and physiology. Our research and development efforts are focused on the development of new products, primarily related to mechanical heart assist and heart replacement, and the continued enhancement of the BVS and related technologies. Our research and development personnel are also involved in establishing protocols and monitoring test data submissions to the FDA and corresponding foreign regulatory agencies to obtain the necessary clearances and approvals for our products. We are using sophisticated tools, such as three-dimensional computer-aided design systems, and procedures in an effort to permit smooth transition of new products from research to product development to manufacturing. We have substantial expertise in electro-mechanical systems, cardiac physiology and experimental surgery, blood-material interactions, fluid mechanics and hemodynamics, internal and external electronic hardware, software, plastics processing, lasers, and optical physics. We have applied this expertise to address challenges associated with the safe and effective pumping of blood.



    In 1997, we decided that the design of the AbioCor demonstrated sufficient functionality and operational performance through laboratory and animal studies to warrant accelerated product development efforts to bring the product to clinical use. We expended $13.4 million on research and development during the fiscal year ended March 31, 1999, $9.1 million during the fiscal year ended March 31, 1998 and $3.8 million during the fiscal year ended March 31, 1997. These amounts included $9.7 million in fiscal 1999, $8.5 million in fiscal 1998 and $1.6 million in fiscal 1997 for AbioCor development. Government contracts and grants funded a substantial portion of these expenses, however we have used our own resources to fund research and development expenses not covered by government contracts and grants. Since our inception, U.S. government agencies, particularly the NHLBI, have provided significant support to our product development efforts. The most significant current funding comes from the NHLBI, which supports our development of the AbioCor and AbioBooster. In May 1999, the U.S. government appropriated the final $1.8 million under our current
$8.5 million AbioCor development contract. As of December 31, 1999, the backlog of all government contracts and grants was $2.0 million, including $0.8 million related to the AbioBooster. All of our government contracts and grants contain provisions making them terminable for the convenience of the government and are subject to government appropriations. We cannot assure that the government will not terminate, reduce or delay the funding for any of our contracts. In addition, we cannot assure that we will be successful in obtaining any new government contracts or further extensions to existing contracts.


SALES, CLINICAL SUPPORT, MARKETING AND FIELD SERVICE

    We believe that the sales, clinical support, marketing and field service teams that we have established for the BVS product line and the relationships that we have developed with existing customers will be instrumental not only in continuing to expand BVS usage and sales, but also in launching new products such as the AbioCor.


    We sell the BVS in the U.S. through direct sales and clinical support teams. As of February 1, 2000, our worldwide BVS sales, clinical support, marketing and field service teams included 37 full-time employees. Our sales force focuses on BVS sales to new customers, upgrades of existing customers, and increasingly, expansion of usage by existing customers. Our clinical support group focuses on training and educating new and existing customers in order to improve clinical outcomes and increase BVS blood pump usage. We believe that the efforts of our clinical support group contribute significantly to the number of lives saved by physicians using the BVS as well as usage and reorders of BVS single-use blood pumps. We are increasingly focusing our sales and customer support efforts on increasing BVS usage by existing customers with significant but less emphasis on adding new customers. Over half of current BVS revenues are derived from sales of BVS single-use blood pumps to existing customers. We believe that our sales and support teams and the reputation and relationships they have helped us develop with our customers will be key assets for the introduction of potential future products such as the AbioCor, BVS product extensions and other products under development.


    Building on our experience in the U.S., we are working to expand our international sales efforts, both for the BVS and in preparation for the AbioCor. We are working to accomplish this through distributors, including a collaborative arrangement for distribution in Japan, and by selling directly in selected European markets.

MANUFACTURING


    We have over 10 years of experience in the manufacture of the BVS console, BVS blood pumps, certain cannulae and related accessories. As of February 1, 2000, our manufacturing staff consisted of 31 people and our quality assurance staff consisted of 16 people. The manufacture of our BVS blood pumps and consoles includes assembly, testing and quality control. We manufacture key blood-contacting components for the BVS blood pumps, including valves and bladders, from our proprietary Angioflex polymer. We purchase a majority of the raw materials, parts and peripheral components used in the BVS consoles. We both purchase and manufacture cannulae depending on the size and design of the cannulae. Prior to 1999, we purchased all of the cannulae which were used with the BVS. In 1999, we developed the know-how to manufacture our own cannulae using materials purchased from others. Our BVS manufacturing facility is ISO-9001 certified and operates under the FDA's current Quality Systems Regulations and Good Manufacturing Practices, known as QSR/GMP.


    The manufacture of the AbioCor is based on processes that are similar to many of the processes used with the BVS. Prior to 1997, we manufactured AbioCor units one at a time in our research and development facility. In 1997, we constructed a pilot manufacturing facility, which became fully operational in 1998 and has produced all of the more than 100 AbioCor systems manufactured and tested since that time.


    In October 1999, we commenced construction of new and larger manufacturing facilities for both the AbioCor and the BVS. These new facilities are located in the same approximately 80,000 square foot space that our research and development, sales and marketing and general and administrative group began occupying in 1999 and is in the same industrial park as our current manufacturing facilities. We are scheduled to occupy the new manufacturing areas in 2000, at which time the majority of our operations will be consolidated in one building. We believe that our current manufacturing facilities will permit us to produce sufficient quantities of AbioCor and BVS products until the new facilities are available, including sufficient quantities of the AbioCor for clinical trials.


PROPRIETARY RIGHTS, PATENTS AND KNOW-HOW

    We have developed significant know-how and proprietary technology, upon which our business depends. To protect our know-how and proprietary technology, we rely on trade secret laws, patents, copyrights, trademarks, and confidentiality agreements and contracts. However, these methods afford only limited protection. Others may independently develop substantially equivalent proprietary information, gain access to our trade secrets or disclose such technology without our approval.

    A substantial portion of our intellectual property rights relating to the AbioCor and the BVS is in the form of trade secrets, rather than patents. We protect our trade secrets and proprietary knowledge in part through confidentiality agreements with employees, consultants and other parties. We cannot assure that our trade secrets will not become known to or be independently developed by our competitors.


    Of our 24 U.S. patents as of February 1, 2000, 4 relate to the AbioCor and 2 relate to the BVS. Of our 21 pending U.S. patent applications as of December 1, 1999, 11 relate to the AbioCor and 1 relates to the BVS. We also own a number of corresponding patents and patent applications in a limited number of foreign countries. Our patents may not provide us with competitive advantages. They may also be challenged by third parties. Our pending or future patent applications may not be approved. The patents of others may render our patents obsolete or otherwise have an adverse effect on our ability to conduct business. Because foreign patents may afford less protection than U.S. patents, they may not adequately protect our proprietary information.

    The medical device industry is characterized by a large number of patents and by frequent and substantial intellectual property litigation. Our products and technologies could infringe on the proprietary rights of third parties. If third parties successfully assert infringement or other claims against us, we may not be able to sell our products. In addition, patent or intellectual property disputes or litigation may be costly, result in product development delays, or divert the efforts and attention of our management and technical personnel. If any such disputes or litigation arise, we may seek to enter into a royalty or licensing arrangement. However, such an arrangement may not be available on commercially acceptable terms, if at all. We may decide, in the alternative, to litigate the claims or to design around the patented or otherwise proprietary technology.



    Some of our products have been developed in part under government contracts that require us to manufacture a substantial portion of the products in the U.S. The government may obtain certain rights to use or disclose technical data developed under those contracts. We retain the right to obtain patents on any inventions developed under those contracts (subject to a non-exclusive, non-transferable, royalty-free license to the government), provided we follow prescribed procedures.


COMPETITION

    Competition in the heart assist and heart replacement markets is intense and subject to rapid technological change and evolving industry requirements and standards. Many of the companies developing or marketing heart assist products have substantially greater financial, product development, sales and marketing resources and experience than ABIOMED. These competitors may develop superior products or products of similar quality at the same or lower prices. Moreover, improvements in current or new technologies may make them technically equivalent or superior to our products in addition to providing cost or other advantages. Other advances in medical technology, biotechnology and pharmaceuticals may reduce the size of the potential markets for our products or render those products obsolete.


    No totally implantable replacement heart is commercially or clinically available today. We are aware of other heart replacement device development efforts in the U.S., Canada, Europe and Japan. We believe that our closest competitor with respect to having an advanced design of a heart replacement device is Pennsylvania State University, which has licensed its technology for commercialization to a recently formed company. We believe that if and when both the AbioCor and the Pennsylvania State University replacement heart are commercially available, the AbioCor will compete based on the quality-of-life it provides, cost effectiveness, clinical support and customer relationships.


    In addition to the developers of implantable replacement hearts, there are a number of companies, including Thermo Cardiosystems, Inc., Novacor, a division of Baxter International, Inc., and Arrow International, Inc. which are developing permanent heart assist products, including implantable LVADs and miniaturized rotary ventricular assist devices, that may address markets that overlap with certain segments of the markets targeted by AbioCor. AbioCor may compete with those devices for some patient groups, notably patients with severe CHF due to predominant left ventricular heart failure. Thermo
Cardiosystems, Inc. has commenced clinical trials under an IDE for PMA approval of LVADs for permanent heart assist. We believe that the AbioCor, LVADs and other VADs, if developed and proven effective for destination therapy, will generally be used to address the needs of different patient populations, with an overlap for certain segments of the heart failure population. We believe that there is a need for both implantable LVADs and implantable replacement hearts as destination therapies, and that when both technologies demonstrate the required durability, surgeons will favor replacement hearts.

    In addition to devices being developed for patients in need of heart replacement, several companies and institutions are investigating xenotransplantation, the transplantation of a heart from another species, as a potential therapy. Most notably, some developers are investigating the use of genetically engineered pig hearts as an alternative source of donor hearts. This technology is still in its formative stage and subject to a number of significant scientific challenges, including controlling elevated immunologic reactions leading to heightened rejection problems between cross-species grafting and concerns for cross-species disease transmission to the recipient and the public at large. We believe that this technology will not achieve practical application for decades, if ever.

    The BVS is a device that can assume the full pumping function of the heart. The FDA has approved the BVS as a bridge-to-recovery device for the treatment of all patients with potentially reversible heart failure. In May 1998, Thoratec Laboratories Corporation received FDA approval to market their device for postcardiotomy recovery of the natural heart, which is one of the primary patient categories addressed by the BVS. The Thoratec device was originally approved for bridge-to-transplant and bridge-to-transplant continues to be the primary use of the device. We are not aware of any other company that has applied for FDA approval of a device that is directly competitive with the BVS. Approval by the FDA of products that compete directly with the BVS could increase competitive pricing and other pressures. We believe that we can compete with such products based on cost, clinical utility and customer relations.

    Our customers frequently have limited budgets. As a result, our products compete against a broad range of medical devices and other therapies for these limited funds. Our success will depend in large part upon our ability to enhance our existing products, to develop new products to meet regulatory and customer requirements, and to achieve market acceptance. We believe that important competitive factors with respect to the development and commercialization of our products include the relative speed with which we can develop products, establish clinical utility, complete clinical trials and regulatory approval processes, obtain reimbursement, and supply commercial quantities of the product to the market.

THIRD-PARTY REIMBURSEMENT

    We sell our BVS product and intend to sell most of our potential products under development to medical institutions. Medical institutions and their physicians typically seek reimbursement for the use of these products from third-party payors, including Medicare, Medicaid, and private health insurers and managed care organizations. As a result, market acceptance of our current and proposed products may depend in large part on the extent to which reimbursement is available to medical institutions and physicians for use of our products.

    Coverage and the level of payment provided by U.S. and foreign third-party payors varies according to a number of factors, including the medical procedure, payor, location, outcome and cost. In the U.S., many private health care insurance carriers follow the recommendations of the Health Care Financing Administration, or HCFA, which establishes guidelines for the coverage of procedures, services and medical equipment and the payment of health care providers treating Medicare patients. Internationally, healthcare reimbursement systems vary significantly. In certain countries, medical center budgets are fixed regardless of levels of patient treatment. In other countries, such as Japan, reimbursement from government or third party payors must be applied for and approved. As of the date of this prospectus, the amount that Medicare generally pays a medical institution for in-patient care of Medicare patients is based on a number of considerations, including a patient's diagnosis regardless of the services that are provided. Physicians however bill separately for the procedures that they perform. Medicare does not currently reimburse medical institutions for the incremental cost of using the BVS. Certain private health insurers and managed care providers provide incremental reimbursement to both the medical institutions and their physicians.

    No reimbursement levels have been established for our products under development, including the AbioCor. Prior to approving coverage for new medical devices, most third-party payors require evidence that the product has received FDA approval, European Union approval, or clearance for marketing, is safe and effective and not experimental or investigational, and is medically necessary and appropriate for the specific patient for whom the product is being used. Increasing numbers of third-party payors require evidence that the procedures in which the products are used, as well as the products themselves, are cost-effective. Heart transplantation currently qualifies for reimbursement as does bridge-to-transplant treatment with implantable VADs. Comparatively, we believe that when the AbioCor product reaches maturity, it should cost less over a five-year period than heart transplantation today and provide more ventricular support than VADs. We believe that these factors should benefit the AbioCor when we begin to seek reimbursement for it from third-party payors. However, we cannot assure that the AbioCor or our other products under development will meet the criteria for coverage and reimbursement or that third-party payors will reimburse physicians and medical institutions at levels sufficient to encourage the widespread use of the products. Because the AbioCor is an implantable product designed to assist patients outside of the hospital environment, the reimbursement standards or level of reimbursement support for the AbioCor may differ from medical devices used solely within hospitals to assist patients.

GOVERNMENT REGULATION

    Clinical trials, manufacture and sale of our products and products under development, including the BVS, AbioCor, AbioBooster and AbioVest are, or will be, subject to regulation by the FDA and corresponding state and foreign regulatory agencies. Noncompliance with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to grant marketing approval for devices, withdrawal of marketing approvals, and criminal prosecution. The FDA also has the authority to request repair, replacement or refund of the cost of any device manufactured or distributed by ABIOMED.

    U.S. CLINICAL USE REGULATIONS. The BVS is classified as a Class III medical device under FDA rules, as will be the AbioCor, the AbioBooster and AbioVest. In the U.S., medical devices are classified into one of three classes (i.e., Class I, II or III) based on the controls deemed necessary by the FDA to reasonably ensure their safety and effectiveness. Class III medical devices are subject to the most rigorous regulation. Class III devices, which are typically life-sustaining, life-supporting or implantable devices, or new devices that have been found not to be substantially equivalent to legally marketed devices, must generally receive pre-market approval, or PMA, by the FDA to ensure their safety and effectiveness. Class III devices are also subject to some of the requirements applicable to Class I and Class II devices, including general controls, such as labeling, pre-market notification, performance standards, post-market surveillance, patient registries and adherence to QSR/GMP requirements, which include testing, control and documentation requirements.

    A PMA application must be filed if a proposed device is a Class III device for which the FDA has required PMAs. A PMA application must be supported by valid scientific evidence, which typically includes extensive information including relevant bench tests, laboratory and animal studies and clinical trial data to demonstrate the safety and effectiveness of the device. The PMA application also must contain a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and the proposed labeling, advertising literature and training materials. By regulation, the FDA has 180 days to review the PMA application, and during that time an advisory committee may evaluate the application and provide recommendations to the FDA. Advisory committee reviews often occur over a significantly protracted period, and a number of devices for which FDA approval has been sought have never been cleared for marketing. In addition, modifications to a device that is the subject of an approved PMA, or to its labeling or manufacturing process, may require the submission of PMA supplements or new PMAs and approval by the FDA.

    If clinical trials of a device are required in order to obtain FDA approval and the device presents a "significant risk," the sponsor of the trial will have to file an IDE application prior to commencing clinical trials. The IDE application must be supported by data, which typically includes the results of animal testing performed in conformance with Good Laboratory Practices and formal laboratory testing and documentation in accordance with appropriate design controls and scientific justification. If the FDA approves the IDE application, and the institutional review boards or IRBs at the institutions at which the clinical trials will be performed approve the clinical protocol and related materials, clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. Sponsors of clinical trials are permitted to charge for investigational devices distributed in the course of the study provided that compensation does not exceed recovery of the costs of manufacture, research, development and handling. An IDE supplement must be submitted to and approved by the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness or the rights, safety or welfare of human subjects.

    In November 1992, the FDA approved our PMA for the BVS. In 1996 and 1997, the FDA approved the use of the BVS for additional indications, expanding its use to the treatment of all patients with potentially reversible heart failure. In May 1998, we received notice from the FDA that the BVS had successfully concluded a required post-market surveillance study. The primary purpose of this post-market surveillance study was to provide a warning system to alert the health care community to any potential problems with a device within a reasonable time of the initial marketing of the device. Post-market surveillance provides clinical monitoring of the experiences with a device once it is distributed in the general population under actual conditions of use.

    The AbioCor will be classified as a Class III device and therefore is subject to the IDE and PMA processes and QSR/GMP requirements. We have submitted information pertinent to the IDE for the AbioCor under the FDA's pre-IDE process. The pre-IDE process encourages discussion between ABIOMED and the FDA regarding the content of the regulatory submission throughout the process of developing and testing the device and provides ABIOMED early guidance on pre-clinical and clinical testing required for regulatory approvals.

    We anticipate seeking initial approval of the AbioCor for a limited category of indications and patients, and subsequent approval for additional indications and patient populations. After the initial PMA is approved, we will need to file supplemental PMAs for the additional indications. If we obtain approval of the AbioCor in this manner, the FDA may initially impose conditions on use of the AbioCor. Nevertheless, we believe that this phased approach will permit us to obtain initial marketing approval for the AbioCor more quickly than if we were to seek a single, broader approval.

    U.S. MANUFACTURING AND SALES REGULATION. Any devices, including the BVS, which we manufacture or distribute pursuant to FDA clearances or approvals, are subject to pervasive and continuing regulation by the FDA and other regulatory authorities. Manufacturers of medical devices for marketing in the U.S. are required to adhere to QSR/GMP requirements and must also comply with Medical Devices Reporting, or MDR, which requires that a firm report to the FDA any incident in which its product may have caused or contributed to a death or serious injury, or in which its product malfunctioned and, if the malfunction were to recur, it would be likely to cause or contribute to a death or serious injury. Labeling and promotional activities are subject to scrutiny by the FDA and, in certain circumstances, by the Federal Trade Commission. Current FDA enforcement policy prohibits the marketing of approved medical devices for unapproved uses. We are subject to routine inspection by the FDA and other regulatory authorities for compliance with QSR/GMP and MDR requirements, as well as other applicable regulations.

    INTERNATIONAL REGULATION. We are also subject to regulation in each of the foreign countries in which we sell our products. Many of the regulations applicable to our products in these counties are similar to those of the FDA. We have obtained the requisite foreign regulatory approvals for sale of the BVS in many foreign countries, including most of Western Europe. We believe that foreign regulations relating to the manufacture and sale of medical devices are becoming more stringent. The European Union adopted regulations requiring that medical devices such as the BVS comply with the Medical Devices Directive, which includes ISO-9001 and CE certification. In 1998, we received ISO-9001 and CE certification for the BVS. Many manufacturers of medical devices, including ABIOMED, have often relied on foreign markets for the initial commercial introduction of their products. However, an evolving foreign regulatory environment could make it more difficult, costly and time consuming for us to pursue this strategy for new products. Implantable devices such as the AbioCor must comply with the Active Implantable Medical Devices Directive. We are working toward ISO-9001 and CE certification of the AbioCor. Any delay in obtaining these certifications for the AbioCor or other products under development on a timely basis could delay commercial sales of the products in the European Union.

EMPLOYEES


    As of February 1, 2000, we had 212 full-time employees, including:



    - 106 in research and development;



    - 37 in sales, clinical support, marketing and field service; and



    - 47 in manufacturing and quality assurance.


Our remaining employees work in a variety of areas, including information technology, human resources, accounting, facilities, corporate development and management. We have entered into contractual agreements with all of our employees, which include confidentiality and non-competition commitments by each employee. None of our employees is represented by a union. We consider our employee relations to be good.

PROPERTIES

    We lease our headquarters, research and development and production facilities in two separate buildings in an industrial office park. The addresses of these leased spaces are 22 Cherry Hill Drive and 33 Cherry Hill Drive in Danvers, Massachusetts. These facilities are located approximately 22 miles north of Boston.

    Our primary facility consists of approximately 80,000 square feet of space under an operating lease that expires in 2010. During 1999 we moved our research and development, sales and marketing and general and administrative departments into this facility, and it now serves as our headquarters. A significant portion of this leased space is under construction for an expanded manufacturing area for the AbioCor and BVS. The lease contains provisions to allow termination by us, subject to a defined termination fee, in 2005 and contains options to extend beyond 2010 at market rates.


    In addition, we lease facilities of 22,000 square feet, expiring in February 2000, and 19,000 square feet, expiring in June 2001, in the same industrial park as our primary facility. The 19,000 square foot facility contains our AbioCor and BVS manufacturing areas. It is our intention to move these manufacturing areas in 2000 to our new larger facilities that are currently under construction and consolidate all of our operations in one building. We could experience manufacturing interruptions or delays if our new facilities are not available and qualified before expiration of the lease in June 2001.

LEGAL PROCEEDINGS


    World Heart Corporation and the Ottawa Heart Institute Research Corporation filed suit against us in the U.S. District Court for the District of Delaware on January 20, 1998, seeking damages and injunctive relief because they contend that a component of the AbioCor infringes their intellectual property rights. On February 4, 2000, the trial of this suit concluded with the jury unanimously finding in our favor on all claims presented to it.



    World Heart Corporation is currently developing an LVAD, using technology developed by the Ottawa Heart Institute Research Corporation. The complaint seeks damages and injunctive relief for alleged breaches of contract, misappropriation of trade secrets, conversion of trade secrets and patent infringement by ABIOMED. The plaintiffs' claims and allegations relate to a transcutaneous energy transmission device being developed by the Ottawa Heart Institute Research Corporation in connection with its LVAD under development. Between 1992 and 1995, we evaluated prototypes of the Ottawa Heart Institute Research Corporation's transcutaneous energy transmission device for possible use in connection with the AbioCor and determined that it did not meet our needs. The plaintiffs allege that we subsequently utilized aspects of their proprietary technology in developing our own transcutaneous energy transmission device.



    Trial of the case to a federal court jury began on January 24, 2000. Plaintiffs dropped their patent infringement claim prior to trial, and decided during trial not to press the claim for conversion. On February 4, 2000, in answer to a series of special questions posed by the trial judge, the jury found for ABIOMED on all of plaintiffs' remaining claims. The plaintiffs have stated that they intend to file a motion for a new trial, and if they do, we intend to oppose the motion. Whatever the outcome of the new trial motion may be, plaintiffs will ultimately have the right to file an appeal to a federal appeals court from any judgment adverse to their interests.



    Although ABIOMED believes that all of the plaintiffs' claims and allegations are without merit and that plaintiffs are not entitled to a new trial, it is possible that the trial court or an appeals court might grant a new trial, and, if so, that our defense might not prevail. If we do not ultimately prevail, we might be required to use or develop alternative transcutaneous or non-transcutaneous technology, to seek a license to use certain technology, or to modify the design of our transcutaneous energy transmission device. Although alternative technologies may be used to provide energy to the AbioCor, such alternative technologies, though functional, may lack features of our current design. As a result, if we do not prevail, our development of the AbioCor may be adversely affected and our business may be harmed.


    On May 7, 1999, we filed a motion requesting leave of court to assert a counterclaim alleging that World Heart Corporation and Ottawa Heart Institute Research Institute misappropriated our trade secrets. The court has deferred action on that motion.

                                   MANAGEMENT

EXECUTIVE OFFICERS, KEY EMPLOYEES AND DIRECTORS

    EXECUTIVE OFFICERS AND KEY EMPLOYEES


NAME                                       AGE                            POSITION
----                                     --------   -----------------------------------------------------
David M. Lederman, Ph.D*...............     55      Chairman of the Board of Directors, President and
                                                    Chief Executive Officer
Robert T.V. Kung, Ph.D*................     55      Senior Vice President and Chief Scientific Officer
Anthony W. Bailey*.....................     44      Vice President--Engineering and Director of AbioCor
                                                    Program
William J. Bolt........................     47      Vice President--Cardiac Assist Products
John E. Hart...........................     43      Vice President--Marketing
Douglas McNair, MD, Ph.D...............     46      Vice President--Clinical Affairs
David Nikka............................     45      Vice President--Human Resources
Janice T. Piasecki.....................     45      Vice President--Regulatory Affairs
Eugene D. Rabe*........................     44      Senior Vice President--Global Sales and Services
John F. Thero*.........................     39      Senior Vice President--Finance, Treasurer and Chief
                                                    Financial Officer
Michael Verga..........................     37      Chief Intellectual Property Counsel


    OUTSIDE DIRECTORS


NAME                                       AGE
----                                     --------
W. Gerald Austen, M.D..................     70
Paul B. Fireman........................     55
John F. O'Brien........................     56
Desmond H. O'Connell, Jr...............     63
Henri A. Termeer.......................     53


------------------------

*   Executive Officer

    DR. DAVID M. LEDERMAN founded ABIOMED in 1981, and has served as Chairman of the Board and Chief Executive Officer since that time. He is also President of ABIOMED. Prior to founding ABIOMED, he was Chairman of the Medical Research Group at the Everett Subsidiary of Avco Corporation which he joined in 1972.
Dr. Lederman has made many important contributions in the field of cardiac assist and heart replacement technology, has authored over 40 medical publications, and originated the design and development of ABIOMED's artificial heart blood pumps and their valves. Dr. Lederman is a member of numerous medical and scientific professional organizations and has been a frequent speaker in forums on cardiac support systems and on the financing and commercialization of advanced medical technology. Dr. Lederman received a Ph.D. degree in Aerospace Engineering from Cornell University.

    DR. ROBERT T.V. KUNG has served ABIOMED since 1982 and has been Senior Vice President and Chief Scientific Officer since 1995. He was Vice President of Research and Development from 1987 to 1995 and Chief Scientist from 1982 to 1987. Prior to joining ABIOMED, Dr. Kung was a Principal Research Scientist at Schafer Associates from 1978 to 1982 and at the Avco Everett Research Laboratory from 1972 to 1978. He developed non-linear optical techniques for laser applications and investigated physical and chemical phenomena in re-entry physics. Dr. Kung has been Principal Investigator for ABIOMED's National Institute of Health-funded AbioCor and AbioBooster programs and has conceived of and directed the development of ABIOMED's laser-based minimally invasive technologies. Dr. Kung received a Ph.D. degree in Physical Chemistry from Cornell University.

    MR. ANTHONY W. BAILEY has served ABIOMED since 1997, and is currently Vice President, Engineering and Director of the AbioCor Program. From 1987 to 1997, Mr. Bailey was Vice President and General Manager for Pace Medical, Inc. and from 1982 to 1987, was Manager of Design and Development at Shiley
Infusaid, Inc. Prior to that, Mr. Bailey served in various engineering functions with manufacturers of implantable pacemakers, data acquisition and control systems and medical monitoring equipment. Mr. Bailey received his Bachelor's degree from the University of Lowell.

    MR. WILLIAM J. BOLT has served ABIOMED since 1982 and, has been Vice President, Cardiac Assist Products since 1998. He is currently responsible for BVS-product line operations including manufacturing, quality assurance, engineering support and new product development not related to the AbioCor. From 1994 to 1998 he was President of ABIOMED's dental subsidiary, ABIODENT. From 1982 to 1994, he served in various roles, from Vice President of Operations to Vice President of Engineering, where he was the engineer in-charge of the development of the BVS-5000 and other systems. Mr. Bolt received his Bachelor's degree in Electrical Engineering and an MBA from Northeastern University.

    MR. JOHN E. HART has served ABIOMED since 1999 as Vice President, Marketing. Prior to joining ABIOMED, he was Senior Director, Marketing for the Vascular Therapies Division of U.S. Surgical Corporation/Tyco Healthcare Group from 1997 to 1999, Senior Manager, Cardiology Marketing Programs for the Cordis division of Johnson & Johnson, from 1996 to 1997, and Marketing/New Business Development Director for the Professional Healthcare Sector of Kimberly-Clark from 1992 to 1996. Mr. Hart has worked with C.R. Bard in various global marketing management positions and in sales and manufacturing with the Ethicon division of Johnson & Johnson. Mr. Hart received a Bachelor's degree from Trenton State College and an MBA from New Hampshire College.


    DR. DOUGLAS MCNAIR has served ABIOMED since 1998 as Vice President, Clinical Affairs. Prior to joining ABIOMED, he was Group Vice President for Regulatory and Government Affairs at Cerner Corporation from 1986 to 1998. Previously,
Dr. McNair was a faculty member of the Departments of Medicine and Pathology at Baylor College of Medicine and served under Drs. Michael DeBakey and Antonio Gotto as Co-Director of the Design and Analysis unit of the NIH National Research and Demonstration Center on Atherosclerosis at Baylor. He has been an IRB member, a Principal Investigator for various in-vitro testing and medical device products, and has directed clinical trials for Cerner and other medical device firms. Since 1992, he has served as a lecturer and member of the Board of Trustees for the Midwest Bioethics Center. Dr. McNair has an M.D. and a Ph.D. degree in Biomedical Engineering from the University of Minnesota.



    MR. DAVID NIKKA has served ABIOMED since 1997 as Vice President, Human Resources. Prior to joining ABIOMED, he was Vice President, Human Resources from 1991 to 1997 for Genzyme Genetics, Director of Human Resources from 1989 to 1991 for Genzyme Corporation and Director of Human Resources for Integrated Genetics from 1987 to 1989. He is past Chairperson of both the Biotechnology Industry Organization and the Massachusetts Biotechnology Council Human Resources Committees. Mr. Nikka received his Bachelor's degree from Boston University.



    MS. JANICE T. PIASECKI has served ABIOMED since 1991 and has been Vice President, Regulatory Affairs since 1994. From 1991 to 1994, she served as Manager of Clinical Research and Regulatory Affairs. In her role, she has worked extensively on our domestic and international regulatory submissions, including the PMA submission process for the BVS that led to FDA approvals. Prior to joining ABIOMED, she held positions of Investigator for the United States Food and Drug Administration, and Manager of Regulatory Affairs for C.R. Bard.
Ms. Piasecki received her Bachelor's degree in Biology and Chemistry from Boston College.



    MR. EUGENE D. RABE has served ABIOMED since 1993 and has been Senior Vice President, Global Sales and Services since 1999. Mr. Rabe assumed responsibility for international sales in 1996, and was Vice President of Sales from 1993 to 1999. Prior to joining ABIOMED, Mr. Rabe was Vice President,

Sales and Marketing for Endosonics Corporation. Mr. Rabe was employed as a Sales Manager for St. Jude Medical, Inc. He has been involved in the management of sales and marketing of cardiovascular/ cardiological devices for over twelve years. Mr. Rabe received a Bachelor's degree from St. Cloud State University and an MBA from the University of California.



    MR. JOHN F. THERO has served ABIOMED since 1994 and is currently Senior Vice President of Finance, Treasurer and Chief Financial Officer. From 1994 to 1999 he was Vice President of Finance, Treasurer and Chief Financial Officer. Prior to joining ABIOMED, Mr. Thero was Chief Financial Officer and acting President for the restructuring of two venture-backed companies from 1992 to 1995. From 1987 to 1992, he was employed in various capacities including Chief Financial Officer, by Aries Technology, Inc. From 1983 to 1987, he was employed by the commercial audit division of Arthur Andersen LLP during which time he became a Certified Public Accountant. Mr. Thero received a Bachelor's degree in Economics/Accounting from The College of the Holy Cross.


    MR. MICHAEL VERGA has served ABIOMED since August 1999 as Chief Intellectual Property Counsel. Prior to joining ABIOMED, he was a patent attorney for the law firm of Wolf, Greenfield & Sacks, P.C. Mr. Verga has eight years of experience in domestic and foreign patent prosecution with particular experience in the medical device, software, electronics, computer architecture, electromagnetics and semiconductor disciplines. Mr. Verga has also worked as a software and systems engineer, and engineering manager in the avionics and flight simulation industry. He is a member of the Massachusetts Bar and is registered to practice before the U.S. Patent and Trademark Office. Mr. Verga received his Bachelor's degree in Engineering from Hofstra University, a Master's degree in Electrical Engineering from University of Houston and a Juris Doctor from American University.

    DR. W. GERALD AUSTEN, M.D. has served as a Director of ABIOMED since 1985. From 1974 to the present, Dr. Austen has been the Edward D. Churchill Professor of Surgery at Harvard Medical School. Dr. Austen became President of the Massachusetts General Physicians Organization in 1994 and since 1999 has served as Chairman of the Board. From 1969 to 1997 Dr. Austen was Chief of the Surgical Services at Massachusetts General Hospital. Dr. Austen is the former President of the American College of Surgeons, the American Association for Thoracic Surgery, the American Surgical Association and the Massachusetts and American Heart Associations. Dr. Austen is a member of the Institute of Medicine of the National Academy of Sciences, a Fellow of the American Academy of Arts and Sciences and a life member of the corporation of the Massachusetts Institute of Technology.

    MR. PAUL B. FIREMAN has served as a Director of ABIOMED since 1987. Mr. Fireman has served as Chief Executive Officer and as a Director of Reebok International Ltd., which he founded, from 1979 to the present. He has served as Reebok's Chairman of the Board of Directors from 1985 to the present. He has also served as Reebok's President from 1989 to the present, after initially serving as President from 1979 to 1987. Mr. Fireman has also served as the Chairman of the Entrepreneurial Advisory Board of Babson College since 1995.

    MR. JOHN F. O'BRIEN has served as a Director of ABIOMED since 1989. Since August 1989 he has been the President and Chief Executive Officer and a Director of First Allmerica Financial Life Insurance Company (formerly State Mutual Life Assurance Company of America). Since January 1995 he has been President, Chief Executive Officer and a Director of Allmerica Financial Corporation.
Mr. O'Brien is also President, Chief Executive Officer and a Director of Allmerica Property & Casualty Companies, Inc.; Chairman of the Board, President and Chief Executive Officer of Citizens Corporation; and a Trustee and Chairman of the Board of Allmerica Securities Trust, Allmerica Investment Trust and Allmerica Funds. From 1972 until 1989, Mr. O'Brien was employed by Fidelity Investments in various capacities, including Group Managing Director of FMR Corp. Mr. O'Brien is also a Director of Cabot Corporation and TJX
Companies, Inc. and a Trustee of the Worcester Art Museum.

    MR. DESMOND H. O'CONNELL, JR. has served as a Director of ABIOMED since 1995. He is currently the President, Chief Executive Officer and a Director of Serologicals Corporation. He is currently an independent management consultant. From December 1992 until December 1993, he served as the Chairman, Management Committee of Pharmakon Research International, Inc. During 1991, he briefly served as Chairman of the Board and Chief Executive Officer of Osteotech, Inc. Mr. O'Connell was with the BOC Group, PLC in senior management positions from 1980 to 1990, and was a member of the Board of Directors of BOC Group, PLC from 1983 to 1990. From April 1990 until September 1990, Mr. O'Connell was President and Chief Executive Officer of BOC Health Care. From 1986 to April 1990, he was Group Managing Director of BOC Group, PLC. Prior to joining BOC, Mr. O'Connell held various positions at Baxter Laboratories, Inc. including Chief Executive of the Therapeutic and Diagnostic Division and Vice President, Corporate Development. Mr. O'Connell had been a Director of Chryslais International Corporation from 1991 through May, 1999.

    MR. HENRI A. TERMEER has served as a Director of ABIOMED since 1987.
Mr. Termeer has served as President and a Director of Genzyme Corporation, since 1983, as its Chief Executive Officer since 1985, and as its Chairman of the Board since 1988. Mr. Termeer is also Chairman of the Board of Genzyme Transgenics Corporation. He is also a Director of AutoImmune, Inc., GelTex Pharmaceuticals, Inc. and Diacrin, Inc. In addition, Mr. Termeer serves as a Trustee of Hambrecht & Quist Healthcare Investors and Hambrecht & Quist Life Sciences Investors.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information as of February 1, 2000 with respect to the beneficial ownership of our common stock by each of our directors, each of our executive officers, all of our directors and executive officers as a group, and each person we know to be the beneficial owner of five percent or more of our common stock. This information is based upon information received from or on behalf of the individuals named therein.



    We determined ownership in accordance with rules of the Securities and Exchange Commission. Beneficial ownership includes voting power and/or investment power with respect to the securities held by the named individuals. Shares of common stock subject to options currently exercisable or exercisable within 60 days of February 1, 2000, are deemed outstanding for purposes of computing the percentage beneficially owned by the person holding the options but are not deemed outstanding for purposes of computing the percentage beneficially owned by any other person. Except as otherwise noted, the persons or entities named have sole voting and investment power with respect to all shares shown as beneficially owned by them.



                                                               NUMBER OF
                                                                 SHARES      PERCENT    PERCENT
                                                              BENEFICIALLY    BEFORE     AFTER
NAME                                                             OWNED       OFFERING   OFFERING
----                                                          ------------   --------   --------
David M. Lederman...........................................   1,271,200      14.6%       12.5%
  c/o ABIOMED, Inc.
  22 Cherry Hill Drive
  Danvers, MA 01923
Genzyme Corporation.........................................   1,153,846      13.2%       11.3%
  One Kendall Square
  Cambridge, MA 02139
W. Gerald Austen............................................      31,600       *          *
Paul B. Fireman.............................................     231,426       2.7%        2.3%
John F. O'Brien.............................................      83,792       1.0%       *
Desmond H. O'Connell, Jr....................................      30,292       *          *
Henri A. Termeer............................................   1,185,446      13.6%       11.6%
Anthony W. Bailey...........................................      10,132       *          *
Robert T.V. Kung............................................     232,625       2.6%        2.3%
Eugene D. Rabe..............................................      51,625       *          *
John F. Thero...............................................      47,986       *          *
All Current Executive Officers and Directors as a group (10    3,176,124      35.2%       30.2%
  persons)..................................................


------------------------

* Less than 1%.

    The shares listed above as being beneficially owned by Dr. Lederman include 675,923 shares held by Dr. Lederman's wife, as to which Dr. Lederman disclaims beneficial ownership. Dr. Lederman has granted the underwriters an option to purchase 100,000 shares of common stock as part of the underwriters' over-allotment option. If the option is exercised in full, after this offering, Dr. Lederman will beneficially own 1,171,200 shares of common stock, or 11.5% of the shares outstanding. The shares listed above as being beneficially owned by Mr. Termeer include 1,153,846 shares held by Genzyme Corporation as to which Mr. Termeer disclaims beneficial ownership. Mr. Termeer is the Chief Executive Officer of Genzyme Corporation. The shares listed above as being beneficially owned by Dr. Kung include 55,400 shares held by Dr. Kung's wife and 16,600 shares held in trust for the benefit of certain relatives of Dr. Kung, as to which Dr. Kung disclaims beneficial ownership.


    The preceding table also includes the following shares subject to options exercisable within 60 days of February 1, 2000: Dr. Austen--22,500;
Mr. Fireman--22,500; Mr. O'Brien--22,500; Mr. O'Connell--10,000;
Mr. Termeer--22,500; Mr. Bailey--10,000; Dr. Kung--110,625; Mr. Rabe--51,625;
and Mr. Thero--47,250.

                          DESCRIPTION OF CAPITAL STOCK


    As of February 1, 2000, ABIOMED's authorized capital stock consisted of 25,000,000 shares of common stock and 1,000,000 shares of Class B preferred stock, $.01 par value.


COMMON STOCK


    As of February 1, 2000, there were 8,710,091 shares of common stock outstanding. Approximately 396 stockholders held these shares of record, including multiple beneficial holders at depositories, banks, and brokers listed as a single holder in the street name of each respective depository, bank, or broker. There will be 10,210,091 shares of common stock outstanding after giving effect to the sale of the shares of common stock offered under this prospectus by ABIOMED.


    The holders of common stock have one vote per share on all matters on which stockholders may vote. They are entitled to receive any dividends legally declared by the Board of Directors. If ABIOMED is liquidated or dissolved, the holders of the common stock are entitled to receive all assets available for distribution to the stockholders, subject to any rights of the holders of preferred stock. The common stock has no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. The holders of common stock do not have cumulative voting rights in the election of directors. All of the shares of common stock are, and the shares to be sold in the offering will be, fully paid and nonassessable.

PREFERRED STOCK

    ABIOMED has no preferred stock outstanding. The Board of Directors may, without stockholder approval, issue the preferred stock in one or more series and fix the dividend rights and rate, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, sinking fund terms, and other rights of any series of preferred stock, the number of shares constituting any such series and its designation. If the Board of Directors issues preferred stock, the issuance may have the effect of delaying or preventing a change in control of ABIOMED. If the Board of Directors issues preferred stock with voting and conversion rights, the voting power and rights of the holders of common stock could be adversely affected. We currently have no plans to issue any of the preferred stock. The Board of Directors has designated 25,000 shares of the preferred stock as the "Series A Junior Participating Preferred Stock" in connection with the rights described below.

ANTI-TAKEOVER EFFECT OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BY-LAWS, RIGHTS DISTRIBUTION AND DELAWARE LAW

    CERTIFICATE OF INCORPORATION AND BY-LAWS

    The Certificate of Incorporation includes several provisions, in addition to the preferred stock, that may discourage an unfriendly tender offer, proxy contest, merger, or other change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors. These provisions are also intended to discourage certain types of transactions that may involve an actual or threatened change of control of ABIOMED. These provisions are also designed to reduce our vulnerability to unsolicited acquisition proposals and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers. Consequently, they also may inhibit market price fluctuations of the common stock which could result from actual or rumored takeover attempts. Such factors also may have the effect of preventing changes in the management of ABIOMED.

    Our certificate of incorporation contains provisions that:

    - classify our Board of Directors into three classes;

    - eliminate the ability of stockholders to enlarge the Board of Directors;

    - provide that Board vacancies shall first be filled by the remaining directors, and in the absence of any directors, by the stockholders;

    - provide that directors may only be removed "for cause" and only by the class or classes of stock which elected them; and

    - require an 80% affirmative vote of all votes entitled to be cast to amend the preceding provisions.

The existence of a classified board is designed to provide continuity and stability to our management and to render certain hostile takeovers more difficult. The classification of directors has the effect of making it more difficult to change the composition of the Board of Directors. It may therefore make it more difficult for a third party to acquire control of ABIOMED by delaying, deferring or preventing a change of control that a stockholder might consider would result in a premium for its stock. At least two stockholder meetings, instead of one, are required to effect a change in the control of the Board.

    Our by-laws provide that advance written notice of any stockholder nomination for director must be provided not less than 45 nor more than 60 days prior to the anticipated date of the annual meeting for election of directors.

    Our certificate of incorporation explicitly directs the Board of Directors to take into account all relevant factors in exercising its business judgment in determining what is in the best interests of ABIOMED and its stockholders in evaluating certain tender offers and business combination proposals. Relevant factors include:

    - the Board's estimate of the future value of ABIOMED;

    - the resources and future prospects of the other party; and

    - the possible social, legal, environmental and economic effects on ABIOMED, our employees, customers, suppliers and creditors and the communities in which our facilities are located.

    Our certificate of incorporation and by-laws also provide that all stockholder action must be effected at a duly called meeting and not by written consent.

    The authority of the Board of Directors to issue authorized but unissued shares of common stock might be considered as having the effect of discouraging an attempt by another person or entity to effect a takeover or otherwise gain control of ABIOMED, since the issuance of additional shares of common stock would dilute the voting power of the common stock then outstanding.

    RIGHTS DISTRIBUTION

    On August 13, 1997, the Board of Directors declared a dividend of one preferred share purchase right for each outstanding share of common stock on August 28, 1997 to the stockholders of record on that date. Each right entitles the registered holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of ABIOMED, at a price of $90.00 per one one-thousandth of a share, subject to adjustment.

    The rights are evidenced by the common stock certificates with a copy of the Summary of Rights attached to them until the earlier of the tenth day following a public announcement that a person or group has acquired 15% or more of the outstanding common stock and the tenth business day following the commencement or announcement of a tender offer or exchange offer which would result in a person or group owning 15% or more of the common stock. As soon as possible after the earlier of either of the above occurrences, the rights will become exercisable, separate certificates evidencing the rights will be mailed to stockholders of record on the date of such occurrence and the separate rights certificates alone will evidence the rights. The rights will expire on August 13, 2007, if not redeemed earlier.


    If any person acquires more than 15% of the outstanding common stock, each holder of a right, other than rights owned by such person which will be voided, will have the right to receive shares of common stock having twice the market value of the exercise price of the right. If, after a person acquires 15% or more of the outstanding common stock, we are acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold, each holder of a right will have the right to receive shares of common stock of the acquiring company which at the time of such transaction will have twice the market value of the exercise price of the right.


    Any time after a person acquires more than 15% of the outstanding common stock and before the acquisition by any person or group of a majority of the outstanding common stock, the Board of Directors may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of common stock per right, subject to adjustment. The Board of Directors may redeem the rights, in whole, but not in part, at any time before a person acquires 15% or more of the outstanding common stock. The redemption price shall be $0.001 per right. The Board of Directors, in its own discretion, may determine the time of effectiveness and the terms of the redemption. The right to exercise any rights will terminate when they are redeemed. The only right of the holders of the rights after redemption will be to receive the redemption price.

    The Board of Directors may amend the terms of the rights without the approval of the holders of the rights. However, after a person acquires 15% or more of the outstanding common stock, the Board of Directors may not adversely affect the interests of the holders of the rights.

    DELAWARE TAKEOVER STATUTE

    As a Delaware corporation, we are subject to the General Corporation Law of the State of Delaware, including Section 203, an anti-takeover law enacted in 1988. In general, Section 203 restricts the ability of a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder. An interested stockholder includes any person or entity who in the last three years obtained 15% or more of any class or series of stock entitled to vote generally in the election of directors. However, if the Board of Directors or two-thirds of the outstanding shares of each class of stock approved the transaction, the person is not deemed to be an interested stockholder. Because we have not opted out of the provisions of this law, it applies to us. As a result, potential acquirors may be discouraged from attempting to acquire us. This may have the effect of depriving our stockholders of acquisition opportunities to sell or otherwise dispose our stock at above-market prices typical of such acquisitions.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is Boston EquiServe
LP.

                                  UNDERWRITING

    We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Salomon Smith Barney Inc. are the representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each of the underwriters, and the underwriters have each agreed to purchase, the number of shares of common stock listed next to its name in the following table.

                                                               NUMBER
UNDERWRITER                                                   OF SHARES
-----------                                                   ---------
Banc of America Securities LLC..............................
Salomon Smith Barney Inc....................................

                                                              ---------
  Total.....................................................  1,500,000
                                                              =========

    The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to
some dealers a concession of not more than $         per share. The underwriters
also may allow, and any dealers may reallow, a concession of not more than $ per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

    - receipt and acceptance of our common stock by the underwriters; and

    - the right to reject orders in whole or in part.

    The underwriters have an option to buy up to 125,000 additional shares of common stock from ABIOMED and an option to buy up to 100,000 additional shares of common stock from Dr. David M. Lederman. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above, and will be sold first by Dr. Lederman and then by ABIOMED in the event that the option is not exercised in full. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above. ABIOMED will pay the expenses, other than the underwriting discounts and commissions paid by Dr. Lederman, associated with the exercise of the over-allotment option.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters and the estimated offering expenses to be paid by ABIOMED and

Dr. Lederman. These amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                             PAID BY ABIOMED
                                                       ---------------------------
                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per share............................................    $             $
Total................................................    $             $

                                                          PAID BY DR. LEDERMAN
                                                       ---------------------------
                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per share............................................          --      $
Total................................................          --      $

    ABIOMED, each of its executive officers and directors, and certain of their family members and trusts who own securities of ABIOMED, and Genzyme Corporation, which holds 1,153,846 shares of common stock, have entered into lock-up agreements with the underwriters. Under those agreements, ABIOMED and those holders of stock and options may not dispose of or hedge any ABIOMED common stock or securities convertible into or exchangeable for shares of ABIOMED common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

    ABIOMED and Dr. Lederman will indemnify the underwriters against liabilities, including liabilities under the Securities Act. If ABIOMED and Dr. Lederman are unable to provide this indemnification, it will contribute to payments the underwriters may be required to make in respect of those liabilities.

    In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include:

    - short sales;

    - stabilizing transactions; and

    - purchases to cover positions created by short sales.

    Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

    The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

    The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

    - over-allotment;

    - stabilization;

    - syndicate covering transactions; and

    - imposition of penalty bids.

    As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter-market or otherwise.

    In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day before the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, the bid must then be lowered when purchase limits are exceeded.

                                 LEGAL MATTERS


    Foley, Hoag & Eliot LLP, Boston, Massachusetts, will pass on the validity of the common stock offered by this prospectus for us. A partner at that firm and members of his immediate family own an aggregate of 4,000 shares of our common stock. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will pass upon certain legal matters in connection with this offering for the underwriters.


                                    EXPERTS

    The audited financial statements included and incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION


    We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C., 20549, and at the SEC's public reference rooms in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information concerning the public reference rooms. Our SEC filings are also available to the public on the SEC's website at HTTP://WWW.SEC.GOV.


    We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered in connection with this prospectus. This prospectus does not contain all of the information set forth in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock, you should refer to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, you should refer to the copy of such contract or document filed as an exhibit to or incorporated by reference in the registration statement. Each statement as to the contents of such contract or document is qualified in all respects by such reference. You may obtain copies of the registration statement from the SEC's principal office in Washington, D.C. upon payment of the fees prescribed by the SEC, or you may examine the registration statement without charge at the offices of the SEC described above.

    The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

    (1) Annual Report on Form 10-K for the fiscal year ended March 31, 1999;

    (2) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30,
       1999;

    (3) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1999;


    (4) Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1999;



    (5) Proxy Statement used for our annual meeting of stockholders held on August 11, 1999; and



    (6) the description of our common stock and the rights we distributed to stockholders in 1997 contained in our registration statements on Form 8-A filed with the SEC on June 11, 1987 and August 25, 1997.


    You may request a copy of these filings at no cost, by writing or telephoning at the following address:

                                 ABIOMED, Inc.
                               Investor Relations
                              22 Cherry Hill Drive
                          Danvers, Massachusetts 01923
                                 (978) 777-5410

    You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                         ABIOMED, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                PAGE
                                                              --------
Report of Independent Public Accountants....................    F-2
Consolidated Balance Sheets as of March 31, 1998 and 1999
  and December 31, 1999 (unaudited).........................    F-3
Consolidated Statements of Operations for the Fiscal Years
  Ended March 31, 1997, 1998 and 1999 and for the Nine
  Months Ended December 31, 1998 and 1999 (unaudited).......    F-4
Consolidated Statements of Stockholders' Equity for the
  Fiscal Years Ended March 31, 1997, 1998 and 1999 and for
  the Nine Months Ended December 31, 1999 (unaudited).......    F-5
Consolidated Statements of Cash Flows for the Fiscal Years
  Ended March 31, 1997, 1998 and 1999 and for the Nine
  Months Ended December 31, 1998 and 1999 (unaudited).......    F-6
Notes to Consolidated Financial Statements..................    F-7

                         ABIOMED, INC. AND SUBSIDIARIES

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ABIOMED, Inc.:

    We have audited the accompanying consolidated balance sheets of ABIOMED, Inc. (a Delaware corporation) and subsidiaries as of March 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ABIOMED, Inc. and subsidiaries as of March 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1999, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Boston, Massachusetts
April 30, 1999

                         ABIOMED, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS


                                                                   MARCH 31,
                                                          ---------------------------   DECEMBER 31,
                                                              1998           1999           1999
                                                          ------------   ------------   ------------
                                                                                        (UNAUDITED)
                         ASSETS
Current Assets:
  Cash and cash equivalents (Note 1)....................  $  2,683,151   $  9,279,210   $  5,006,089
  Short-term marketable securities (Note 1).............    23,714,641      8,902,031      7,705,207
  Accounts receivable, net of allowance for doubtful
    accounts of approximately $204,000 at March 31, 1998
    and 1999 and $208,000 at December 31, 1999..........     5,356,348      6,437,225      6,861,816
  Inventories (Note 1)..................................     2,327,442      2,895,857      3,616,971
  Prepaid expenses and other current assets.............       208,387        335,403        460,566
                                                          ------------   ------------   ------------
      Total current assets..............................    34,289,969     27,849,726     23,650,649
                                                          ------------   ------------   ------------
Property and Equipment, at cost (Notes 1 and 6):
  Machinery and equipment...............................     4,100,905      5,443,930      5,849,970
  Furniture and fixtures................................       533,460        575,166        662,028
  Leasehold improvements................................     1,561,189      1,728,351      2,276,210
                                                          ------------   ------------   ------------
                                                             6,195,554      7,747,447      8,788,208
  Less--Accumulated depreciation and amortization.......     2,674,238      3,884,088      5,453,161
                                                          ------------   ------------   ------------
                                                             3,521,316      3,863,359      3,335,047
                                                          ------------   ------------   ------------
Other Assets, net (Note 8)..............................       943,839      1,268,536      1,033,126
                                                          ------------   ------------   ------------
                                                          $ 38,755,124   $ 32,981,621   $ 28,018,822
                                                          ============   ============   ============
          LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable......................................  $  2,057,473   $    874,648   $  1,945,154
  Accrued expenses (Note 10)............................     2,948,604      4,830,620      5,189,995
  Current portion of long-term liabilities (Notes 4 and
    6)..................................................            --             --        132,596
                                                          ------------   ------------   ------------
      Total current liabilities.........................     5,006,077      5,705,268      7,267,745
                                                          ------------   ------------   ------------
Long-Term Liabilities:
  Other long-term liabilities...........................        63,604        204,816        186,136
  Capital lease obligations, net of current portion
    (Note 6)............................................            --             --        146,544
  Note payable to bank, net of current portion (Note 4)             --             --        178,960
                                                          ------------   ------------   ------------
      Total long-term liabilities.......................        63,604        204,816        511,640
                                                          ------------   ------------   ------------
Liabilities of Discontinued Operations, net (Note 2)....       667,466             --             --
                                                          ------------   ------------   ------------
Commitments and Contingencies (Notes 6 and 8)
Stockholders' Equity (Notes 3 and 7):
  Class B Preferred Stock, $.01 par value--Authorized--
    1,000,000 shares; issued and outstanding--none......            --             --             --
  Common Stock, $.01 par value--Authorized--25,000,000
    shares; issued and outstanding--8,567,015, 8,650,802
    and 8,703,873 shares at March 31, 1998, March 31,
    1999 and December 31, 1999, respectively............        85,670         86,508         87,039
  Additional paid-in capital............................    57,454,983     58,219,906     58,771,418
  Accumulated deficit...................................   (24,522,676)   (31,234,877)   (38,619,020)
                                                          ------------   ------------   ------------
      Total stockholders' equity........................    33,017,977     27,071,537     20,239,437
                                                          ------------   ------------   ------------
                                                          $ 38,755,124   $ 32,981,621   $ 28,018,822
                                                          ============   ============   ============


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                         ABIOMED, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                           NINE MONTHS ENDED
                                                      YEARS ENDED MARCH 31,                  DECEMBER 31,
                                             ---------------------------------------   -------------------------
                                                1997          1998          1999          1998          1999
                                             -----------   -----------   -----------   -----------   -----------
                                                                                              (UNAUDITED)
Revenues (Note 1):
  Products.................................  $10,872,203   $17,260,577   $18,078,957   $12,362,820   $12,810,447
  Contracts................................    4,150,752     5,184,859     4,010,647     3,534,550     3,653,205
                                             -----------   -----------   -----------   -----------   -----------
                                              15,022,955    22,445,436    22,089,604    15,897,370    16,463,652
                                             -----------   -----------   -----------   -----------   -----------
Costs and Expenses:
  Cost of product revenues.................    4,427,189     6,502,256     6,772,132     4,700,749     4,082,785
  Research and development (Note 1)........    3,772,609     9,090,517    13,449,545    10,632,147    11,438,429
  Selling, general and administrative......    6,081,884     9,054,095     9,772,292     6,839,974     8,934,082
                                             -----------   -----------   -----------   -----------   -----------
                                              14,281,682    24,646,868    29,993,969    22,172,870    24,455,296
                                             -----------   -----------   -----------   -----------   -----------
Income (Loss) From Operations..............      741,273    (2,201,432)   (7,904,365)   (6,275,500)   (7,991,644)
  Interest and other income, net...........      535,104     1,206,317     1,192,164       944,707       607,501
                                             -----------   -----------   -----------   -----------   -----------
Income (Loss) From Continuing Operations...    1,276,377      (995,115)   (6,712,201)   (5,330,793)   (7,384,143)
Loss From Discontinued Operations (Note
  2).......................................     (541,113)   (1,512,649)           --            --            --
                                             -----------   -----------   -----------   -----------   -----------
Net Income (Loss)..........................  $   735,264   $(2,507,764)  $(6,712,201)  $(5,330,793)  $(7,384,143)
                                             ===========   ===========   ===========   ===========   ===========
Income (Loss) from Continuing Operations
  per Share (Note 1):
  Basic....................................  $      0.18   $     (0.12)  $     (0.78)  $     (0.62)  $     (0.85)
  Diluted..................................         0.18         (0.12)        (0.78)        (0.62)        (0.85)

Loss from Discontinued Operations per Share
  (Notes 1 and 2):
  Basic....................................        (0.07)        (0.19)           --            --            --
  Diluted..................................        (0.08)        (0.19)           --            --            --
                                             -----------   -----------   -----------   -----------   -----------
Net Income (Loss) per Share (Note 1):
  Basic....................................  $      0.11   $     (0.31)  $     (0.78)  $     (0.62)  $     (0.85)
  Diluted..................................         0.10         (0.31)        (0.78)        (0.62)        (0.85)
                                             ===========   ===========   ===========   ===========   ===========
Weighted Average Shares Outstanding
  (Note 1):
  Basic....................................    6,978,569     8,074,150     8,619,100     8,611,353     8,660,814
  Diluted..................................    7,162,347     8,074,150     8,619,100     8,611,353     8,660,814


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                         ABIOMED, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                     CLASS A
                                          COMMON STOCK             COMMON STOCK
                                      ---------------------   ----------------------   ADDITIONAL                       TOTAL
                                       NUMBER       $.01        NUMBER       $.01        PAID-IN     ACCUMULATED    STOCKHOLDERS'
                                      OF SHARES   PAR VALUE   OF SHARES    PAR VALUE     CAPITAL       DEFICIT         EQUITY
                                      ---------   ---------   ----------   ---------   -----------   ------------   -------------
Balance, March 31, 1996.............  5,518,054    $55,180     1,428,000    $14,280    $36,625,221   $(22,750,176)   $13,944,505
  Conversion of Class A Common Stock
    to Common Stock.................  1,428,000     14,280    (1,428,000)   (14,280)            --            --              --
  Stock options exercised...........    59,112         611            --         --        533,142            --         533,753
  Stock issued to directors and
    under employee stock purchase
    plan............................     3,116          11            --         --         11,530            --          11,541
  Net income........................        --          --            --         --             --       735,264         735,264
                                      ---------    -------    ----------    -------    -----------   ------------    -----------
Balance, March 31, 1997.............  7,008,282     70,082            --         --     37,169,893   (22,014,912)     15,225,063
  Sales of Common Stock, net........  1,532,710     15,327            --         --     20,054,077            --      20,069,404
  Stock options exercised...........    20,015         200            --         --        151,180            --         151,380
  Stock issued to directors and
    under employee stock purchase
    plan............................     6,008          61            --         --         79,833            --          79,894
  Net loss..........................        --          --            --         --             --    (2,507,764)     (2,507,764)
                                      ---------    -------    ----------    -------    -----------   ------------    -----------
Balance, March 31, 1998.............  8,567,015     85,670            --         --     57,454,983   (24,522,676)     33,017,977
  Stock options exercised...........    69,400         694            --         --        635,447            --         636,141
  Stock issued to directors and
    under employee stock purchase
    plan............................    14,387         144            --         --        129,476            --         129,620
  Net loss..........................        --          --            --         --             --    (6,712,201)     (6,712,201)
                                      ---------    -------    ----------    -------    -----------   ------------    -----------
Balance, March 31, 1999.............  8,650,802     86,508            --         --     58,219,906   (31,234,877)     27,071,537
  Stock options exercised
    (unaudited).....................    48,431         485            --         --        502,258            --         502,743
  Stock issued to directors and
    under employee stock purchase
    plan (unaudited)................     4,640          46            --         --         49,254            --          49,300
  Net loss (unaudited)..............        --          --            --         --             --    (7,384,143)     (7,384,143)
                                      ---------    -------    ----------    -------    -----------   ------------    -----------
Balance, December 31, 1999
  (unaudited).......................  8,703,873    $87,039            --         --    $58,771,418   $(38,619,020)   $20,239,437
                                      =========    =======    ==========    =======    ===========   ============    ===========


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                         ABIOMED, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                             NINE MONTHS ENDED
                                                      YEARS ENDED MARCH 31,                     DECEMBER 31,
                                            ------------------------------------------   --------------------------
                                                1997           1998           1999           1998          1999
                                            ------------   ------------   ------------   ------------   -----------
                                                                                                (UNAUDITED)
Cash Flows from Operating Activities:
  Net income (loss).......................  $    735,264   $ (2,507,764)  $ (6,712,201)  $ (5,330,793)  $(7,384,143)
  Adjustments to reconcile net income
    (loss) to net cash used in operating
    activities:
    Depreciation and amortization.........       424,225        876,939      1,385,988      1,171,885     1,718,078
    Changes in assets and liabilities:
      Accounts receivable, net............    (2,217,017)      (805,313)    (1,080,877)        45,862      (424,591)
      Inventories.........................       (39,362)      (858,704)      (568,415)    (1,096,776)     (721,114)
      Prepaid expenses and other assets...       (80,892)      (266,941)      (627,851)      (116,999)      (38,758)
      Assets and liabilities of
        discontinued operations, net......       (56,591)     1,155,934       (667,466)      (197,123)           --
      Accounts payable....................       511,081        768,449     (1,182,825)      (891,316)    1,070,506
      Accrued expenses....................       514,611      1,013,650      1,882,016        801,633       359,375
      Long-term liabilities...............            --        (63,604)       141,212         48,951       (18,680)
                                            ------------   ------------   ------------   ------------   -----------
        Net cash used in operating
          activities......................      (208,681)      (687,354)    (7,430,419)    (5,564,676)   (5,439,327)
                                            ------------   ------------   ------------   ------------   -----------
Cash Flows from Investing Activities:
  Proceeds from the sale of short-term
    marketable securities.................    43,654,918     50,501,474     40,360,661     32,824,871     9,690,457
  Purchases of short-term marketable
    securities............................   (43,690,472)   (66,471,451)   (25,548,051)   (25,722,293)   (8,493,633)
  Purchases of property and equipment.....    (1,591,846)    (2,540,168)    (1,551,893)    (1,418,669)     (819,770)
                                            ------------   ------------   ------------   ------------   -----------
    Net cash (used in) provided by
      investing activities................    (1,627,400)   (18,510,145)    13,260,717      5,683,909       377,054
                                            ------------   ------------   ------------   ------------   -----------
Cash Flows from Financing Activities:
  Proceeds from sales of Common Stock,
    net...................................            --     20,069,404             --             --            --
  Proceeds from exercise of stock options
    and stock issued under employee
    purchase plan.........................       545,294        231,274        765,761        687,506       552,043
  Proceeds from long-term debt............            --             --             --             --       249,459
  Repayment of long-term debt and capital
    lease obligations.....................            --             --             --             --       (12,350)
                                            ------------   ------------   ------------   ------------   -----------
    Net cash provided by financing
      activities..........................       545,294     20,300,678        765,761        687,506       789,152
                                            ------------   ------------   ------------   ------------   -----------
Net (Decrease) Increase in Cash and Cash
  Equivalents.............................    (1,290,787)     1,103,179      6,596,059        806,739    (4,273,121)
Cash and Cash Equivalents, excluding
  marketable securities, at beginning of
  period..................................     2,870,759      1,579,972      2,683,151      2,683,151     9,279,210
                                            ------------   ------------   ------------   ------------   -----------
Cash and Cash Equivalents, excluding
  marketable securities, at end of
  period..................................  $  1,579,972   $  2,683,151   $  9,279,210   $  3,489,890   $ 5,006,089
                                            ============   ============   ============   ============   ===========
Supplemental Disclosure of Non-cash
  Financing Activities:
  Capital lease obligation incurred for
    property and equipment................            --             --             --             --   $   220,991


  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                         ABIOMED, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

    ABIOMED, Inc. and subsidiaries (the "Company") is engaged in the development, manufacture and marketing of medical products designed to safely and effectively assist or replace the pumping function of the failing heart. The Company markets and sells the BVS-5000 system, a bi-ventricular temporary artificial heart and is developing the AbioCor-TM- Implantable Replacement Heart. The accompanying consolidated financial statements reflect the application of certain significant accounting policies described below.

    (A) PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, and the accounts of its majority-owned subsidiary Abiomed Limited Partnership. All significant intercompany accounts and transactions have been eliminated in consolidation.

    (B) USES OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimated or assumed.

    (C) INTERIM FINANCIAL STATEMENTS


    The accompanying consolidated financial statements include amounts from interim periods ended December 31, 1998 and 1999 that are unaudited but, in the opinion of management, include all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of results for these interim periods. The results of operations for the nine months ended
December 31, 1999 are not necessarily indicative of results to be expected for the fiscal year ending March 31, 2000.


    (D) PRODUCT REVENUES


    The Company recognizes product revenues at the time products are shipped to customers. Service revenues, which are not material, are recognized ratably over the periods of the service contracts. In fiscal 1997, 1998, 1999 and the nine months ended December 31, 1998 and 1999, all product revenues were derived from sales of the BVS 5000 and 7%, 6%, 3%, 4% and 4%, respectively, of product revenues were derived from customers located outside of the United States. No customer accounted for greater than 10% of product revenues during fiscal 1997, 1998, 1999 or the nine months ended December 31, 1998 and 1999.


    (E) CONTRACT REVENUES


    Research and development is a significant portion of the Company's operations. The Company's research and development efforts are focused on the development of new products, primarily related to cardiac assist and heart replacement, including the continued enhancement of the BVS and related technologies. A portion of the Company's research and development expenses have been supported by

                         ABIOMED, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


contracts and grants with various government agencies. The Company's government-sponsored research and development contracts and grants generally provide for payment on a cost-plus-fixed-fee basis. The Company recognizes revenues under its government contracts and grants as work is performed, provided that the government has appropriated sufficient funds for the work. The Company retains rights to all technological discoveries and products resulting from these efforts. Costs associated with these contracts and grants are recorded in the accompanying consolidated statements of operations as part of research and development expenses and totaled approximately $3,232,000, $4,110,000, $2,957,000, $2,650,000 and $2,659,000 for fiscal 1997, 1998, 1999 and the nine months ended December 31, 1998 and 1999, respectively.



    The Company, at its sole discretion, may elect to further develop government-funded technologies or products by spending resources outside or above the contract limits. In fiscal 1999 and during the nine months ended December 31, 1999, the majority of the Company's research and development expenditures were directed to development of the AbioCor Implantable Replacement Heart. These expenditures included amounts funded under the Company's government contract and amounts funded from the Company's own resources. Company funding of such expenses is discretionary and not included in the contracts and grants costs per above.


    (F) INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out) or market and consist of the following:


                                                  MARCH 31,
                                           -----------------------   DECEMBER 31,
                                              1998         1999          1999
                                           ----------   ----------   ------------
Raw materials............................  $1,320,600   $1,403,253    $1,390,933
Work-in-process..........................     483,723      636,125       726,496
Finished goods...........................     523,119      856,479     1,499,542
                                           ----------   ----------    ----------
                                           $2,327,442   $2,895,857    $3,616,971
                                           ==========   ==========    ==========


    Finished goods and work-in-process inventories consist of direct material, labor and overhead.

    (G) DEPRECIATION AND AMORTIZATION

    The Company provides for depreciation and amortization by charges to operations in amounts that allocate the cost of depreciable assets over their estimated useful lives as follows:

                                                                     ESTIMATED
CLASSIFICATION                                        METHOD        USEFUL LIFE
--------------                                     -------------   -------------
Machinery and equipment..........................  Straight-line      3- 5 Years
Furniture and fixtures...........................  Straight-line      5-10 Years
Leasehold improvements...........................  Straight-line   Life of lease


Machinery and equipment includes $221,000 related to assets held under a capital lease at December 31, 1999.

                         ABIOMED, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (H) NET INCOME (LOSS) PER SHARE


    Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of dilutive common shares outstanding during the period. Diluted weighted average shares reflect the dilutive effect, if any, of common stock options based on the treasury stock method. No common stock options are considered dilutive in periods, such as the fiscal years ended March 31, 1998 and 1999 and the nine months ended December 31, 1998 and 1999, in which a loss is reported because all such common equivalent shares are antidilutive. The number of shares that otherwise would have been dilutive for the fiscal years ended March 31, 1998 and 1999 and the nine months ended December 31, 1998 and 1999 are 287,709, 95,426, 135,599 and 517,116, respectively.


    (I) CASH AND CASH EQUIVALENTS

    The Company classifies any marketable security with a maturity date of 90 days or less at the time of purchase as a cash equivalent.

    (J) MARKETABLE SECURITIES

    The Company classifies any security with a maturity of greater than 90 days at the time of purchase as marketable securities and classifies marketable securities with a maturity of greater than one year from the balance sheet date as long-term investments.

    Under SFAS No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES, securities that the Company has the positive intent and ability to hold to maturity are reported at amortized cost and classified as held-to-maturity securities.


    The Company has classified all marketable securities at March 31, 1998 and 1999 and December 31, 1999 as held-to-maturity securities. The amortized cost and market value of marketable securities were approximately $23,715,000 and $23,886,000 at March 31, 1998, $14,102,000 and $14,188,000 at March 31, 1999,
and $11,874,000 and $11,862,000 at December 31, 1999, respectively. At
March 31, 1999 and December 31, 1999, these short-term investments consisted primarily of government grade securities.


    (K) DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS


    As of March 31, 1998 and 1999 and December 31, 1999, the Company's financial instruments were comprised of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and capital lease obligations, the carrying amounts of which approximated fair market value.


    (L) COMPREHENSIVE INCOME


    SFAS No. 130, REPORTING COMPREHENSIVE INCOME, requires disclosure of all components of comprehensive income and loss on an annual and interim basis. Comprehensive income and loss is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. There were no components of comprehensive income or loss that require disclosure for the years ending March 31, 1997, 1998, and 1999 or for the nine months ended December 31, 1998 and 1999.

                         ABIOMED, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(1) SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    (M) SEGMENT AND ENTERPRISE WIDE DISCLOSURES


    SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, requires certain financial and supplementary information to be disclosed on an annual and interim basis for each reportable segment of an enterprise. The Company believes that it operates in one business segment: the research, development, and sale of medical devices to assist or replace the pumping function of the failing heart.


    (N) RECLASSIFICATION OF PRIOR YEAR AMOUNTS

    Certain prior year financial statement information has been reclassified to be consistent with the current year presentation.

    (O) RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the FASB issued SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, as amended by SFAS No. 137, effective for years beginning after June 15, 2000 but permitting early adoption as of the beginning of any fiscal quarter after its issuance. The Company adopted the new statement effective January 1, 1999. The new standard requires that all companies record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The statement does not have an effect on the Company's results of operations or financial position.

(2) DISCONTINUED OPERATIONS

    In fiscal 1998, the Company made the decision to shift all of its focus to the Company's core cardiovascular business and to sell, license or otherwise dispose of its dental business. The Company reported a $1,513,000 loss, $0.19 per share, from discontinued operations for the year ended March 31, 1998. This loss included a $967,000 provision for estimated losses to be incurred through the date of final disposition, including the disposal of assets and extinguishment of the liabilities of the business.


    In fiscal 1999, the Company incurred costs associated with the discontinuance of operations of $402,000, and wrote off all remaining assets totaling $335,000. As of March 31, 1999 and December 31, 1999, reserves of $230,000 and $203,000, respectively, remain as a contingency against additional costs associated with the discontinuation of the dental business.


(3) CAPITAL STOCK

    Each share of Common Stock has a voting right of one vote per share and generally has the right to elect, as a class, at least 25% of the Company's directors. During fiscal 1997, 1,428,000 shares of Class A Common Stock, representing all of the remaining shares of Class A Common Stock, were converted to Common Stock.

    In July 1997, the Company completed a private placement of 1,242,710 shares of its Common Stock to Genzyme Corporation and certain of the Company's directors. Proceeds to the Company from the private placement, net of direct expenses of approximately $145,000, totaled approximately $16,010,000.

                         ABIOMED, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(3) CAPITAL STOCK (CONTINUED)

    In November 1997, the Company completed an offering of 290,000 shares of its Common Stock. Proceeds to the Company from the stock offering, net of direct expenses of approximately $725,000, totaled approximately $4,060,000.

    The Company has authorized 1,000,000 shares of Class B Preferred Stock, $.01 par value, of which the designation, rights and privileges can be set by the Board of Directors. No shares of Class B Preferred Stock have been issued or are outstanding.

    In August 1997, the Company declared a dividend of one Preferred Share Purchase Right (the "Right") for each outstanding share of Common Stock to its stockholders of record at August 28, 1997. Each right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock with a par value of $0.01 per share, at a price of $90.00 per one one-thousandth of a share, subject to amendment. In accordance with the terms set forth in the Rights Agreement, the Rights are not exercisable until the occurrence of certain events, as defined. In addition, the registered holders of the Rights will have no rights as a Common stockholder of the Company until the Rights are exercised. The terms of the Rights may be amended by the Board of Directors. The Rights expire on August 13, 2007.

(4) LINES OF CREDIT WITH A BANK


    The Company has an unsecured demand line of credit agreement with a bank under which it can borrow up to $3,000,000 at the bank's prime rate (8.5% at December 31, 1999). The Company is required to maintain a compensating balance of $100,000 plus 5% of any amounts outstanding under the arrangement. The line of credit expires in October 2000. There were no borrowings under the Company's line of credit at March 31, 1998 and 1999 and December 31, 1999.



    On October 14, 1999, the Company entered into an agreement with the bank whereby it will be able to draw up to $1.2 million in term loans through March 31, 2000 for the acquisition of manufacturing equipment and leasehold improvements. These promissory notes are subject to various financing covenants, secured by the acquired equipment and leasehold improvements and are to be repaid in equal monthly installments through September 1, 2003. These notes will bear interest at either the bank's prime rate or LIBOR rate, at the Company's election. Through December 31, 1999, the Company has borrowed a total of $249,000 under this loan facility at the bank's prime rate, of which $244,000 remains outstanding as of that date.


(5) INCOME TAXES

    The Company accounts for income taxes in accordance with the provisions of SFAS No. 109, ACCOUNTING FOR INCOME TAXES. The asset and liability approach used under SFAS No. 109 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities.

    At March 31, 1999, the Company had available net operating loss carryforwards of approximately $28,908,000. The Company also had available, at March 31, 1999, approximately $1,171,000 of tax credit carryforwards to reduce future federal income taxes, if any. The net operating loss and tax credit carryforwards expire through 2019. These carryforwards are subject to review by the Internal Revenue Service and may be subject to limitation in any given year under certain conditions.

                         ABIOMED, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(5) INCOME TAXES (CONTINUED)

    The following table summarizes the Company's approximate net operating loss
(NOL) and credit carryforwards that are available as of March 31, 1999 to offset future taxable income and income tax, respectively. The NOLs and carryforwards are organized by the fiscal year in which they were generated.

                                                      TAX              DATES OF
                                         NOL        CREDITS           EXPIRATION
                                     -----------   ----------   ----------------------
Year Ended March 31,
1987...............................  $        --   $   52,000                  3/31/02
1989...............................           --      144,000                  3/31/04
1990...............................      532,000           --                  3/31/05
1991...............................    3,116,000       50,000                  3/31/06
1992...............................    6,973,000       61,000                  3/31/07
1993...............................    5,081,000       75,000                  3/31/08
1994...............................    3,334,000       73,000                  3/31/09
1995...............................    1,254,000       64,000                  3/31/10
1996...............................           --       28,000                  3/31/11
1997...............................           --      104,000                  3/31/12
1998...............................    1,405,000      270,000                  3/31/13
1999...............................    7,213,000      250,000         3/31/14--3/31/19
                                     -----------   ----------
                                     $28,908,000   $1,171,000
                                     ===========   ==========


    The Company has not given recognition to any of these future tax benefits in the accompanying consolidated financial statements due to the uncertainty surrounding the timing of the realization of the tax benefits. The Company has placed a valuation allowance of approximately $15,515,000 as of March 31, 1999 against its otherwise recognizable net deferred tax asset.


    The deferred tax asset consisted of the following:

                                                                       MARCH 31,
                                                              ---------------------------
                                                                  1998           1999
                                                              ------------   ------------
Net operating loss and tax credit carryforwards.............  $  9,374,000   $ 12,734,000
Purchase of technology (Note 8).............................     1,068,000        815,000
Nondeductible reserves......................................       241,000        366,000
Nondeductible accruals......................................       879,000      1,192,000
Depreciation................................................       169,000        169,000
Other, net..................................................       533,000        239,000
                                                              ------------   ------------
                                                                12,264,000     15,515,000
Less--Valuation allowance...................................   (12,264,000)   (15,515,000)
                                                              ------------   ------------
                                                              $         --   $         --
                                                              ============   ============

                         ABIOMED, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(6) COMMITMENTS


    (a) As of March 31, 1999, the Company had entered into leases for its facilities and certain equipment under various operating lease agreements with terms through fiscal 2010. Total rent expense under these leases, included in the accompanying consolidated statements of operations, was approximately $324,000, $360,000, $350,000, $272,000 and $429,000 for
       fiscal 1997, 1998 and 1999 and the nine months ended December 31, 1998 and 1999, respectively.



    (b) The Company maintains various insurance coverage. Most policies renew on a fiscal year basis while certain policies have been secured for three-year periods. Future insurance obligations under these insurance policies over the remaining policy terms are approximately $303,000 and $144,000 as of March 31, 1999 and December 31, 1999, respectively.



    (c) As of December 31, 1999, the Company had entered into 36-month operating leases totaling approximately $652,000 of office furniture to be used at its new leased facility at 22 Cherry Hill Drive, Danvers, Massachusetts. At the end of the initial terms, the Company can either; 1) renew the leases for additional 12-month option periods at the then fair market rental value, 2) purchase the furniture at its then fair market value, but no greater than 25% of its original purchase cost or 3) return the furniture to the lessor. Rental expense recorded for these leases during the nine months ended December 31, 1999 was approximately $33,000.



        As of December 31, 1999, the Company has also entered into a 36-month capital lease for computer equipment and software for approximately $221,000. These assets are to be used in research and development activities and general operations. At the end of the initial term, the Company can either; 1) renew the lease for an additional 6-month option period at a reduced rental rate, 2) purchase the equipment at its then fair market value, but no greater than 12.5% of its original purchase cost, or 3) return the equipment to the lessor.



        Future minimum lease payments under all noncancellable operating and capital leases as of March 31, 1999 and December 31, 1999 are approximately as follows:



                                                           AS OF                  AS OF
                                                       MARCH 31, 1999       DECEMBER 31, 1999
                                                       --------------   -------------------------
                                                         OPERATING        OPERATING      CAPITAL
YEARS ENDED MARCH 31,                                      LEASES           LEASES        LEASES
---------------------                                  --------------   --------------   --------
2000.................................................    $  690,000       $  304,000     $ 21,000
2001.................................................       999,000        1,085,000       83,000
2002.................................................       872,000          992,000       83,000
2003.................................................       775,000          874,000       55,000
2004.................................................       733,000          747,000           --
Thereafter...........................................     2,250,000        1,654,000           --
                                                         ----------       ----------     --------
Total future minimum lease payments                      $6,319,000       $5,656,000      242,000
                                                         ==========       ==========
Less - amount representing interest                                                       (28,000)
                                                                                         --------
Present value of future minimum lease payments                                            214,000
Less - current portion of lease obligation                                                (68,000)
                                                                                         --------
Long-term portion of lease obligation                                                    $146,000
                                                                                         ========

                         ABIOMED, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(7) STOCK OPTION AND PURCHASE PLANS

    All stock options granted by the Company under the below-described plans were granted at the fair value of the stock at the date of grant. Outstanding stock options, if not exercised, expire 10 years from the date of grant.

    The 1992 Combination Stock Option Plan (the Combination Plan), as amended, was adopted in September 1992 as a combination and restatement of the Company's then outstanding incentive stock option plan and nonqualified plan. Options granted and outstanding under the Combination Plan are primarily held by Company employees and generally become exercisable ratably over five years.


    In addition, the Company has a nonqualified stock option plan for non-employee directors (the Directors' Plan). The Directors' Plan, as amended, was adopted in July 1989 and provides for grants of options to purchase 12,500 shares of the Company's Common Stock to any newly elected eligible director and grants of additional options to purchase 12,500 shares of Common Stock to existing directors on July 1 of each successive fifth year. These options vest over a five-year period at the rate of 2,500 shares per year, commencing on June 30 of the year following the date of grant. Separate from the Directors' Plan, non-employee directors of the Company receive as compensation an annual retainer of 400 shares of Common Stock. The Company issued 2,000 shares of its Common Stock for this purpose in the years ending March 31, 1998 and 1999, the fair value of which has been recorded as an expense in the accompanying consolidated statements of operations. No shares were granted to non-employee directors as compensation during the nine months ended December 31, 1999.



    The Company adopted the 1998 Equity Incentive Plan (the Equity Incentive
Plan) in August 1998. The Equity Incentive Plan provides for grants of options to key employees, directors, advisors and consultants as either incentive stock options or nonqualified stock options as determined by the Company's Board of Directors. A maximum of 500,000 shares of common stock may be awarded under this plan. Options granted under the Equity Incentive Plan are exercisable at such times and subject to such terms as the Board of Directors may specify at the time of each stock option grant. As of March 31, 1999, no stock options had been granted under the Equity Incentive Plan. In the nine months ended December 31, 1999, the Company granted options to purchase 176,200 shares under this plan at an average exercise price of $14.51. With the exception of options to purchase 500 shares that were cancelled during the period, all of these options were outstanding as of December 31, 1999 and none was exercisable under this plan as of that date.

                         ABIOMED, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(7) STOCK OPTION AND PURCHASE PLANS (CONTINUED)

    The following table summarizes stock option activity under these plans:

                                    COMBINATION PLAN                       DIRECTORS' PLAN
                          ------------------------------------   -----------------------------------
                                                     WEIGHTED                              WEIGHTED
                           NUMBER                     AVERAGE     NUMBER                    AVERAGE
                             OF         EXERCISE       PRICE        OF        EXERCISE       PRICE
                           OPTIONS       PRICE       PER SHARE   OPTIONS       PRICE       PER SHARE
                          ---------   ------------   ---------   --------   ------------   ---------
Outstanding,
March 31, 1996..........    578,165   $0.55-$13.50    $ 9.09      90,000    $7.00-$13.88    $10.81
  Granted...............    234,235    11.00-13.50     12.53          --              --        --
  Exercised.............    (58,912)    0.55-13.50      8.65          --              --        --
  Canceled..............    (55,613)    5.75-13.50     11.45          --              --        --
                          ---------                              -------
Outstanding,
March 31, 1997..........    697,875     5.63-13.50     10.29      90,000      7.00-13.88     10.81
  Granted...............    178,850    10.00-18.00     11.91      50,000           14.00     14.00
  Exercised.............    (20,015)    5.63-10.63      7.56          --              --        --
  Canceled..............    (37,325)    5.63-13.25     10.69          --              --        --
                          ---------                              -------
Outstanding,
March 31, 1998..........    819,385     5.63-18.00     10.71     140,000      7.00-14.00     11.95
  Granted...............    337,250     9.25-14.50     11.87          --              --        --
  Exercised.............    (69,400)    5.63-13.50      9.17          --              --        --
  Canceled..............   (129,850)    5.63-14.94     11.77          --              --        --
                          ---------                              -------
Outstanding,
March 31, 1999..........    957,385     5.63-18.00     11.08     140,000      7.00-14.00     11.95
  Granted...............    129,850     8.88-14.88     12.96          --
  Exercised.............    (48,431)    5.75-18.00     10.38          --
  Canceled..............    (29,750)    8.00-17.00     11.56      (7,500)          13.88     13.88
                          ---------                              -------
Outstanding,
December 31, 1999.......  1,009,054   $5.63-$18.00    $11.35     132,500    $7.00-$14.00    $11.84
                          =========                              =======
Exercisable:
  March 31, 1999........    288,037   $5.63-$13.50    $ 9.62      95,000    $7.00-$13.88    $11.14
                          =========                              =======
  December 31, 1999.....    357,777   $5.63-$13.50    $10.09     100,000    $7.00-$14.00    $11.21
                          =========                              =======
Shares available for
future issuance:
  March 31, 1999........    110,107                               57,500
                          =========                              =======
  December 31, 1999.....     10,007                               65,000
                          =========                              =======

                                 EQUITY INCENTIVE PLAN
                          ------------------------------------
                                                     WEIGHTED
                           NUMBER                     AVERAGE
                             OF        EXERCISE        PRICE
                          OPTIONS        PRICE       PER SHARE
                          --------   -------------   ---------
Outstanding,
March 31, 1996..........       --               --        --
  Granted...............       --               --        --
  Exercised.............       --               --        --
  Canceled..............       --               --        --
                          -------
Outstanding,
March 31, 1997..........       --               --        --
  Granted...............       --               --        --
  Exercised.............       --               --        --
  Canceled..............       --               --        --
                          -------
Outstanding,
March 31, 1998..........       --               --        --
  Granted...............       --               --        --
  Exercised.............       --               --        --
  Canceled..............       --               --        --
                          -------
Outstanding,
March 31, 1999..........       --               --        --
  Granted...............  176,200    $13.38-$30.69    $14.51
  Exercised.............       --               --        --
  Canceled..............     (500)           13.38     13.38
                          -------
Outstanding,
December 31, 1999.......  175,700    $13.38-$30.69    $14.51
                          =======
Exercisable:
  March 31, 1999........       --    $          --    $   --
                          =======
  December 31, 1999.....       --    $          --    $   --
                          =======
Shares available for
future issuance:
  March 31, 1999........  500,000
                          =======
  December 31, 1999.....  324,300
                          =======

                         ABIOMED, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(7) STOCK OPTION AND PURCHASE PLANS (CONTINUED)


    The following table summarizes certain data for options outstanding under the Combination, Directors' and Equity Incentive Plans at December 31, 1999.



                                                                                             WEIGHTED
                                                                                WEIGHTED     AVERAGE
                                                                                AVERAGE     REMAINING
                                                   NUMBER        RANGE OF       EXERCISE   CONTRACTUAL
                                                  OF SHARES   EXERCISE PRICES    PRICE     LIFE (YEARS)
                                                  ---------   ---------------   --------   ------------
Options outstanding, end of period:.............    143,600     $5.63-$8.00      $ 7.41         3.61
                                                    747,629     $8.88-$12.75     $11.36         7.06
                                                    415,525    $13.25-$18.00     $13.71         8.47
                                                     10,500    $28.25-$30.69     $30.25         9.90
                                                  ---------
                                                  1,317,254                      $11.82         7.15
                                                  =========
Options exercisable, end of period:.............    138,850     $5.63-$8.00      $ 7.44         3.55
                                                    267,327     $8.88-$12.75     $11.20         5.27
                                                     51,600    $13.25-$18.00     $13.65         5.05
                                                         --    $28.25-$30.69     $   --           --
                                                  ---------
                                                    457,777                      $10.34         4.73
                                                  =========



    The Company has an Employee Stock Purchase Plan (the Purchase Plan), as amended. Under the Purchase Plan, all employees (including officers and directors) of the Company who have completed six months of employment are eligible to purchase the Company's Common Stock at an exercise price equal to 85% of the fair market value of the Common Stock. The Company has reserved 100,000 shares of Common Stock for issuance under the Purchase Plan, of which 74,292 shares are available for future issuance as of March 31, 1999. During the fiscal years ended March 31, 1998 and 1999 and the nine months ended
December 31, 1999, 4,039 shares, 12,387 shares and 4,640 shares, respectively, of Common Stock were sold pursuant to the Purchase Plan.



    SFAS No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION, requires the measurement of the fair value of stock options, stock purchase plans, or warrants granted to employees to be included in the statement of operations or disclosed in the notes to financial statements. The Company has determined that it will continue to account for stock-based compensation for employees under APB Opinion No. 25 and elect the disclosure-only alternative under SFAS No 123. The Company has computed the pro forma disclosures required under SFAS No. 123 for options granted in fiscal 1997, 1998 and 1999 and the nine month periods ended December 31, 1998 and 1999 using the Black-Scholes option pricing model prescribed by SFAS No. 123. The weighted average information and assumptions are as follows:



                                                                              NINE MONTHS ENDED
                                                     YEAR ENDED MARCH 31,        DECEMBER 31,
                                                   -------------------------  ------------------
                                                    1997     1998     1999      1998      1999
                                                   -------  -------  -------  --------  --------
Risk-free interest rate..........................  6.75%    5.50%    5.68%    5.68%     5.80%
Expected dividend yield..........................  --       --       --       --        --
Assumed life.....................................  5 years  5 years  5 years  5 years   5 years
Assumed volatility...............................  33%      33%      35%      35%       38%

                         ABIOMED, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(7) STOCK OPTION AND PURCHASE PLANS (CONTINUED)

    The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


    The total fair value of the options granted during fiscal 1997, 1998 and 1999 and during the nine months ended December 31, 1998 and 1999 was computed as approximately $598,000, $501,000, $483,000, $362,000 and $1,816,000,
respectively. Of these amounts approximately $257,000, $383,000, $504,000, $401,000 and $646,000 would be charged to operations for the years ended
March 31, 1997, 1998 and 1999 and during the nine months ended December 31, 1998 and 1999, respectively. The remaining amounts would be amortized over the remaining vesting periods of the underlying options. Similarly, the total fair value of stock sold under the Purchase Plan was computed as approximately $3,000, $17,000, $31,000, $9,000 and $11,000 for fiscal 1997, 1998 and 1999 and for the nine months ended December 31, 1998 and 1999, respectively. The resulting pro forma compensation expense may not be representative of the amount to be expected in future years as pro forma compensation expense may vary based upon the number of options granted and shares purchased.


    The pro forma net income (loss) and pro forma net income (loss) per common share presented below have been computed assuming no tax benefit. The effect of a tax benefit has not been considered since a substantial portion of the stock options granted are incentive stock options and the Company does not anticipate a future deduction associated with the exercise of these stock options.


    The pro forma effect of SFAS No. 123 for the years ended March 31, 1997, 1998 and 1999 and the nine months ended December 31, 1998 and 1999 is as follows:



                                                                  BASIC NET INCOME     DILUTED NET INCOME
                                         NET INCOME (LOSS)        (LOSS) PER SHARE      (LOSS) PER SHARE
                                     -------------------------   -------------------   -------------------
                                                                    AS        PRO         AS        PRO
                                     AS REPORTED    PRO FORMA    REPORTED    FORMA     REPORTED    FORMA
                                     -----------   -----------   --------   --------   --------   --------
Years Ended March 31,
  1997.............................  $   735,264   $   475,264    $ 0.11     $ 0.07     $ 0.10     $ 0.07
  1998.............................  $(2,507,764)  $(2,907,764)   $(0.31)    $(0.36)    $(0.31)    $(0.36)
  1999.............................  $(6,712,201)  $(7,247,201)   $(0.78)    $(0.84)    $(0.78)    $(0.84)

Nine Months Ended December 31,
  1998.............................  $(5,330,793)  $(5,731,481)   $(0.62)    $(0.67)    $(0.62)    $(0.67)
  1999.............................  $(7,384,143)  $(8,030,294)   $(0.85)    $(0.93)    $(0.85)    $(0.93)


(8) ROYALTY OBLIGATION


    Until August 3, 2000, the Company owes a royalty to certain third parties equal in aggregate to approximately 2.1% of certain revenues derived from the BVS-5000 and certain other technology. This royalty is subject to certain maximum revenue amounts and to certain adjustments, as defined, in the event that the Company sells the underlying technology. For the years ended March 31, 1997, 1998 and

                         ABIOMED, INC. AND SUBSIDIARIES

                (INCLUDING DATA APPLICABLE TO UNAUDITED PERIODS)

(8) ROYALTY OBLIGATION (CONTINUED)


1999 and the nine months ended December 31, 1998 and 1999, the amount of this royalty, net of certain reimbursed expenses, was approximately $216,000, $338,000, $341,000, $234,000 and $248,000, respectively. These amounts are reflected as part of the cost of product revenues in the accompanying consolidated statements of operations.


    This royalty is paid to the third parties through Abiomed Limited Partnership which, at present, is inactive except with respect to the distribution of such royalties. In 1995, the Company paid $770,000 to reduce its royalty obligation to 2.1%, as described above. This one-time payment capitalized by the Company is being amortized on a straight-line basis over the estimated useful life of the asset and, net of accumulated amortization, is classified as a long-term other asset in the accompanying consolidated balance sheets.

(9) EMPLOYEE DEFERRED COMPENSATION PROFIT-SHARING PLAN AND TRUST


    The Company has an employee deferred compensation profit-sharing plan (the 401(k) Plan) that covers all employees who are at least 20 years of age. The expense provision, which consist of amounts paid by the Company to match a portion of employees' contributions and discretionary amounts determined by the Company's Board of Directors, totaled approximately $72,000, $166,000, $239,000, $140,000 and $222,000 for the fiscal years ended March 31, 1997, 1998 and 1999 and for the nine months ended December 31, 1998 and 1999, respectively.


(10) ACCRUED EXPENSES

    Accrued expenses consist of the following:


                                                                  MARCH 31,          DECEMBER 31,
                                                           -----------------------   ------------
                                                              1998         1999          1999
                                                           ----------   ----------   ------------
Salaries and benefits....................................  $1,460,222   $2,606,089    $2,567,346
Contract services........................................     321,512      336,960       590,157
Warranty.................................................     173,362      181,145       303,248
Sales taxes..............................................     157,277       55,903       238,144
Professional fees........................................     126,377      137,212       371,718
Deferred revenue.........................................     245,924      434,660       321,711
Customer advances........................................      85,284       65,095        69,687
Other....................................................     378,646    1,013,556       727,984
                                                           ----------   ----------    ----------
                                                           $2,948,604   $4,830,620    $5,189,995
                                                           ==========   ==========    ==========

                      INSIDE BACK COVER ART DESCRIPTIONS


          BVS-5000-REGISTERED TRADEMARK- BI-VENTRICULAR ASSIST SYSTEM














         [Photograph of BVS console and two blood pumps appears here.]








     Photograph of BVS-5000 pneumatic console with two single-use BVS blood pumps mounted on bedside stand. The BVS provides a patient's failing heart with full circulatory assistance, while allowing the heart to rest, heal and recover its function.

ABIOMED, the ABIOMED logo and BVS are our registered trademarks. Angioflex, AbioBooster, AbioCor and AbioVest are our trademarks. This prospectus also includes trademarks of companies other than ABIOMED.

------------------------------------------------------------
------------------------------------------------------------

                                1,500,000 Shares

                                     [LOGO]

                              -------------------

                                   Prospectus
                                        , 2000
                              -------------------

                         BANC OF AMERICA SECURITIES LLC

                              SALOMON SMITH BARNEY

------------------------------------------------------------
------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC Registration Fee........................................  $ 20,294
NASD Filing Fee.............................................     8,187
Nasdaq National Market Listing Fee..........................    17,500
Transfer Agent and Registrant Fees..........................     2,500*
Accounting Fees and Expenses................................    50,000*
Legal Fees and Expenses.....................................   225,000*
Printing and Engraving......................................    60,000*
Miscellaneous...............................................   116,519*
                                                              --------
    TOTAL...................................................  $500,000*
                                                              ========

------------------------

*   Estimated

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    ABIOMED's certificate of incorporation provides that, to the fullest extent permitted by Delaware law, no director of ABIOMED shall be personally liable to ABIOMED or its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any other provision of law. However, a director shall be liable to the extent required by law (i) for any breach of the director's duty of loyalty to ABIOMED or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, or (iv) for any transaction from which the director derived an improper personal benefit.

    ABIOMED entered into indemnification agreements with each of its directors and anticipates that it will enter into similar agreements with any future director. Generally, these agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification. The indemnification agreements provide that ABIOMED will pay certain amounts incurred by a director in connection with any civil or criminal action or proceeding, specifically including actions by or in the name of ABIOMED (derivative suits) where the individual's involvement is by reason of the fact that he is or was a director or officer. For directors, such amounts include, to the maximum extent permitted by law, attorney's fees, judgments, civil or criminal fines, settlement amounts and other expenses customarily incurred in connection with legal proceedings. Under the indemnification agreements, a director will not receive indemnification if the director is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of ABIOMED. ABIOMED has also entered into similar agreements with certain of its officers and top management personnel who are not also directors. The indemnification agreements with officers are slightly more restrictive. Generally, the indemnification agreements attempt to provide the maximum protection permitted by Delaware law with respect to indemnification of directors and officers.

    The effect of these provisions would be to permit such indemnification by ABIOMED for liabilities arising under the Securities Act of 1933, as amended.

    Reference is hereby made to Section 8 of the Underwriting Agreement between ABIOMED, the underwriters and Dr. David M. Lederman, filed as Exhibit 1.1 to this registration statement, for a description of indemnification arrangements between ABIOMED and the underwriters.

ITEM 16. EXHIBITS


       EXHIBIT
       NUMBER
---------------------
         1.1            Form of Underwriting Agreement****

         3.1            Restated Certificate of Incorporation of ABIOMED,
                        Inc.--Filed as Exhibit 3.1 to Registration Statement No.
                        333-36657*

         3.2            Amended and Restated Bylaws of ABIOMED, Inc.--Filed as
                        Exhibit 3.02 to the Company's Quarterly Report on Form 10-Q
                        for the period ended September 30, 1996*

         3.3            Certificate of Designations of Series A Junior Participating
                        Preferred Stock--Filed as Exhibit 3.3 to Registration
                        Statement No. 333-36657*

         4.1 Specimen Certificate of Common Stock--Filed as Exhibit 4.1 to Registration Statement No. 33-14861 on Form S-1*

         4.2            Description of Capital Stock (contained in the Restated
                        Certificate of Incorporation of ABIOMED, Inc. filed as
                        Exhibit 3.1 and in the Certificate of Designations of Series
                        A Junior Participating Preferred Stock filed as Exhibit
                        3.3)*

         4.3            Rights Agreement between ABIOMED, Inc. and BankBoston, N.A., as Rights Agent dated as of August 13, 1997 (including Form of Right Certificate attached thereto as Exhibit A)--Filed as Exhibit 4 to ABIOMED, Inc.'s Current Report on Form 8-K,
                        dated August 13, 1997*

         5.1            Legal Opinion of Foley, Hoag & Eliot LLP****

        23.1            Consent of Arthur Andersen LLP**

        23.2            Consent of Foley, Hoag & Eliot LLP (included in Exhibit
                        5.1)****

        24.1 Power of Attorney (contained on the signature page of this registration statement)***


------------------------

   *Not filed herewith. In accordance with Rule 411 promulgated pursuant to the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Commission, which are incorporated by reference herein.

  **Filed herewith.


 ***Previously filed.



****To be filed by amendment.


ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, Commonwealth of Massachusetts, on February 7, 2000.



                                                       ABIOMED, INC.

                                                       By:            /s/ DAVID M. LEDERMAN
                                                            -----------------------------------------
                                                                      Dr. David M. Lederman
                                                              President and Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                      SIGNATURE                                   TITLE                   DATE
                      ---------                                   -----                   ----
                                                        Chief Executive Officer,
                /s/ DAVID M. LEDERMAN                     President and Director
     -------------------------------------------           (Principal Executive     February 7, 2000
                  David M. Lederman                              Officer)

                                                        Chief Financial Officer,
                          *                               Vice President--Finance
     -------------------------------------------         and Treasurer (Principal   February 7, 2000
                    John F. Thero                        Financial and Accounting
                                                                 Officer)

                          *
     -------------------------------------------                Director            February 7, 2000
                  W. Gerald Austen

                          *
     -------------------------------------------                Director            February 7, 2000
                    Paul Fireman

                          *
     -------------------------------------------                Director            February 7, 2000
                   John F. O'Brien

                          *
     -------------------------------------------                Director            February 7, 2000
              Desmond H. O'Connell, Jr.

                          *
     -------------------------------------------                Director            February 7, 2000
                  Henri A. Termeer



*By:                  /s/ DAVID M. LEDERMAN
             --------------------------------------
                        David M. Lederman
                        ATTORNEY-IN-FACT

                                 EXHIBIT INDEX


       EXHIBIT
       NUMBER
---------------------
         1.1            Form of Underwriting Agreement****

         3.1            Restated Certificate of Incorporation of ABIOMED,
                        Inc.--Filed as Exhibit 3.1 to Registration Statement No.
                        333-36657*

         3.2            Amended and Restated Bylaws of ABIOMED, Inc.--Filed as
                        Exhibit 3.02 to the Company's Quarterly Report on Form 10-Q
                        for the period ended September 30, 1996*

         3.3            Certificate of Designations of Series A Junior Participating
                        Preferred Stock--Filed as Exhibit 3.3 to Registration
                        Statement No. 333-36657*

         4.1 Specimen Certificate of Common Stock--Filed as Exhibit 4.1 to Registration Statement No. 33-14861 on Form S-1*

         4.2            Description of Capital Stock (contained in the Restated
                        Certificate of Incorporation of ABIOMED, Inc. filed as
                        Exhibit 3.1 and in the Certificate of Designations of Series
                        A Junior Participating Preferred Stock filed as Exhibit
                        3.3)*

         4.3            Rights Agreement between ABIOMED, Inc. and BankBoston, N.A., as Rights Agent dated as of August 13, 1997 (including Form of Right Certificate attached thereto as Exhibit A)--Filed as Exhibit 4 to ABIOMED, Inc.'s Current Report on Form 8-K,
                        dated August 13, 1997*

         5.1            Legal Opinion of Foley, Hoag & Eliot LLP****

        23.1            Consent of Arthur Andersen LLP**

        23.2            Consent of Foley, Hoag & Eliot LLP (included in Exhibit
                        5.1)****

        24.1 Power of Attorney (contained on the signature page of this registration statement)***


------------------------

   *Not filed herewith. In accordance with Rule 411 promulgated pursuant to the Securities Act of 1933, as amended, reference is made to the documents previously filed with the Commission, which are incorporated by reference herein.

  **Filed herewith.


 ***Previously filed.



****To be filed by amendment.